Origin energy

RECEIVED
2007 MAY 10 A 10:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

7 May 2007

07023422

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir/Madam

ISSUER: **ORIGIN ENERGY LIMITED**
FILE NO: **082-34934**

In accordance with the exemption issued pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed copies of all documents made public in Australia or furnished to the Company's shareholders for the period 10 March 2007 to 4 May 2007. This includes documents that Origin Energy Limited:

(1) makes or is required to make public pursuant to the Corporations Law of Australia;
(2) distributes or is required to distribute to the holders of its securities; and
(3) files or is required to file with the Australian Stock Exchange ("ASX") or the Australian Securities and Investments Commission ("ASIC").

If you require any further information please do not hesitate to contact me.

Yours faithfully

PROCESSED
MAY 15 2007
THOMSON FINANCIAL

Sue Henry
Company Secretarial Services Manager

02-8345 5441 - sue.henry@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45, Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 9244 • www.originenergy.com.au

Origin energy

082-34934

RECEIVED
2007 MAY 10 A 10:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	4 May 2007
From	Bill Hundy	Pages	3
Subject	**BEHARRA SPRINGS 4 GAS APPRAISAL WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA**		

Please find attached an update on the Beharra Springs 4 Gas Appraisal Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

4 May 2007

Beharra Springs 4 Gas Appraisal Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Beharra Springs 4 gas appraisal well operated by its subsidiary Origin Energy Developments Pty Ltd.

Beharra Springs 4

Well type: Gas Appraisal (onshore)

Location: Perth Basin, Western Australia (L11)

The Beharra Springs 4 surface location is approximately 30 kilometres southeast of the township of Dongara and 2 kilometres north of the Beharra Springs Gas Plant.

Latitude: 29° 26' 41.00" S
Longitude: 115° 09' 01.94" E

Interests:

Origin Energy Developments Pty Ltd* (Operator)	67.0%
ARC (Beharra Springs) Pty Ltd**	33.0%

* A wholly owned subsidiary of Origin Energy Limited
** A wholly owned subsidiary of ARC Energy Limited

Objective:

Primary target: Wagina Sandstone
Proposed total depth: 3,374 metres measured depth

The Century 18 drilling rig was used to drill Beharra Springs 4 vertically to an intermediate casing depth in the lower Kockatea Shale. The well was suspended after intermediate casing was set and the Century 18 rig has been released. The target reservoir section of Beharra Springs 4 will be drilled underbalanced using a Coiled Tubing Unit (CTU) in June 2007 to a planned final total depth at approximately 3,374 metres measured depth.

Progress and Status: The well commenced drilling on 28 March 2007 using the Century 18 drilling rig. 311 millimetre (12-1/4 inch) hole was drilled to 1,007 metres measured depth. 244 millimetre (9-5/8 inch) surface casing was set at 1,004.6 metres measured depth.

The intermediate total depth at 3,269 metres measured depth in 216 millimetre (8-1/2 inch hole) in the lower Kockatea Shale was reached on 26 April. Progress since the previous report on 19 April was 183 metres.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

The well was cased to intermediate total depth with 140 millimetre (5-1/2 inch) casing and suspended pending underbalanced drilling of the targeted Wagina Sandstone using a Coiled Tubing Unit.

The Century 18 rig was released on 28 April and is being moved to the Drakea 1 exploration well location in L1.

For further information contact:

Paul Zealand
General Manager – Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	3 May 2007
From	Bill Hundy	Pages	27
Subject	**PRESENTATION**		

Attached for your information is a presentation being made by Mr Grant King, Managing Director to the Macquarie Conference in Sydney today.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

Australia’s leading fuel integrated generator retailer

Macquarie Conference

May 2007

Important Notice

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited.

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited.

- All references to $ are references to Australian dollars unless otherwise specifically marked.
- A reference to Contact is a reference to Contact Energy Limited of New Zealand, a 51.4% owned subsidiary of Origin Energy. Origin acquired this interest effective 1 October 2004. Consequently the result shown for Contact represents a nine month contribution in the financial year ended 30 June 2005 and 12 month contribution in the financial year ended 30 June 2006.
- 2005 and 2006 amounts reflect Australian equivalents to International Financial Reporting Standard (A-IFRS). Amounts prior to 2005 reflect previous Australian Generally Accepted Accounting Principles, and have not been restated.

Origin energy

This has been a year of significant activity in the continued development and growth of Origin Energy...

- Termination of DLC Merger Implementation Agreement with Contact
- Kupe Gas Project gets green light to proceed
- Expansion of Spring Gully coal seam gas
- Adelaide Solar City Project awarded to Origin led consortium
- BassGas Project commences production
- Permitting completed for Spring Gully and Mortlake power stations
- Mt Stuart power station agreement with Energex terminated - Origin gains full operational flexibility
- Acquisition of Sun Retail business - 3.6 million customers across Australasia
- Merger proposal put forward by AGL and rejected by Origin
- Sale of Rockgas to Contact Energy
- Networks business sale announced

… in a year of considerable change for the industry…

- Rise of CSG and demise of PNG pipeline
- Privatisation of Queensland energy retail businesses and introduction of full retail contestability
- Climate change issues become mainstream
- Increasing wholesale electricity prices
- Continued consolidation and deepening integration of the industry

… which has had major impacts on industry participants

Origin energy

Origin's strategy of integration across competitive segments of the energy industry is designed to better manage risk...


Find
Develop
Buy

... and provides greater opportunities to grow. This strategic approach sees Origin well positioned to benefit from current changes

Since the mid 1990s CSG reserves have grown from almost nothing to over 4,500 PJ, with significant additions coming at regular intervals and estimates of a further 8,000 PJ* of CSG potential

Reserves by Company#


Sales Gas Reserves (PJ)
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
1996
1998
2000
2002
2004
2006
Other
AGL
QGC
Arrow
CH4
Santos
Anglo
Tipperary
Origin
BHPB

Production by Company#


PJ per year
80
70
60
50
40
30
20
10
0
1996
1998
2000
2002
2004
2006
Other
AGL
QGC
Arrow
CH4
Santos
Anglo
Tipperary
Origin
BHPB

There has also been significant growth in production with CSG supplying 70PJ and over 50% of the Queensland market in 2006

* Source: Wood Mackenzie Eastern Australian Gas and Power Outlook to 2005

\# Source: Various industry and company reports, Origin Energy estimates

Origin energy

Origin currently carries around 1,400 PJ of 2P CSG reserves and is likely to book significant additional reserves over the next few years



CSG Reserves
2P Reserves (PJ)
2000
1750
1500
1250
1000
750
500
250
0
2000 2001 2002 2003 2004 2005 2006 2007*



CSG Production
Annual Production (PJ)
24
21
18
15
12
9
6
3
0
2000 2001 2002 2003 2004 2005 2006 2007*

Production from Spring Gully has started to monetise Origin's substantial CSG reserve base with CSG production now exceeding our share of production from the Cooper Basin

* Reserves: Unadjusted 2006 reserves plus pro-rata share of reserves added in non-operated areas. Origin will determine whether to book these and other additions to reserves as part of its annual reserves review in June 2007.
* Production: Actual production to 30 March 2007 plus estimated June quarter production.

Origin energy

082-34934

The PNG pipeline project was premised on securing major gas customers to underwrite the project, but these failed to materialise or were captured by CSG



EW GUINEA
Torres Strait
Bamaga
Cape York
Port Moresby
Gove
Weipa
Cairns
Townsville
Gladstone
Moomba
Brisbane
SOUTH AUSTRALIA

Source: AGL - Presentation to Australia & PNG Gas Conference - Dec. 2005

- Since 2002 CSG has secured major contracts for over 1,200 PJ that might otherwise have been targeted by PNG gas including:
  - Gas to Townsville (Mooranbah JV)
  - 340 PJ over 15 years to AGL(ORG/STO)
  - 180 PJ over 15 years to QAL (ORG)
  - 140 PJ over 10 years to Incitec Pivot (ORG/QGC)
  - 540 PJ over 20 years to AGL (QGC)
  - Various power station supply agreements

While CSG has successfully captured a number of contracts marketing remains the major challenge for CSG producers

Origin has managed its gas purchasing and sales to leverage additional upstream development by reducing contracts to buy gas and securing new loads - particularly in Queensland



ToP to ACQ
Buy from Origin
Buy from Origin JV partners
Buy from 3rd parties
Power Generation
Retail Sales
Origin Retail Natural Gas Supplies (PJ)
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
Power generation - potential for Origin to develop and service gas fired power projects by contracts with third parties or develop equity gas reserves
Gas markets - Potential for Origin to service its retail requirements through contracts with third parties or develop equity gas reserves

Origin now has significant flexibility in gas supply - and has the option to buy from third parties if gas prices are low and develop equity gas if gas prices rise

082-34934

The introduction of Queensland gas and electricity FRC in July 2007 all but completes retail competition reform...



1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
Vic
Gas
Electricity
SA
Gas
Electricity
NSW
Gas
Electricity
QLD
Gas
Electricity
Legend
Outer Bar
Government Owned
Privatised
Inner Bar
Not Contestable
Only large users contestable
All users Contestable

Queensland introduction of FRC and sale of major retail businesses leaves only NSW to complete its privatisation process

... giving retailers access to nearly 12 million electricity and gas customers across eastern Australia

Source: Various government publications

Origin energy

The acquisition of Sun Retail significantly increased Origin's share of this market and delivered real integration benefits

The geographic diversity of the combined Origin and Sun Retail volumes reduces volatility of the load and therefore the cost of managing that volatility



Combined Portfolios
Reduced Cap Requirements
Origin estimates this benefit as a reduction in cap cover of up to 250 MW
Cap
Base
+
=

This corresponds to a potential benefit of approximately $20 million per year

Page 22

Origin energy

The Sun Retail customer base provides revenue certainty for Origin's current generation portfolio

The Braemar contract, Mt Stuart and Roma Power Stations provide an internal hedge against extreme price events



Sun Retail Electricity Sales
MW
Temperature Swing Load
Average Load
Cap Contracts are used to cover load shape and weather variation. Origin's portfolio in Qld is well positioned
Average load is covered by swaps. Sun Retail is fully contracted in the near term
Braemar PS
Roma PS
Mt Stuart PS
"Swaps"
Retail Load
Hedge Cover

Replacement cost for Mt Stuart and Roma $300 million (362 MW) - yet the book value of these assets is currently around $75 million

Page 23

Origin energy

- ✓ Secure a leading position in the continuing consolidation and integration of the Australian and New Zealand energy markets
- ✓ Have a very competitive cost position in retail, wholesale and production segments through increased scale, diversity and integration of the business
- ✓ Access additional opportunities to grow by deepening the integration of Origin's business across the competitive segment of the energy industry
- ✓ Acquisition of a permitted site at Braemar (Darling Downs) for a new gas fired power station

Origin is now well placed to maintain its position in incumbent markets and win customers in new markets

Origin energy

082-34934

With only NSW yet to privatise its electricity retail businesses the end game market participants are becoming clear...

Eastern Australia
Market share customers: 1998



Origin Energy
4%
Origin Energy
NSW Government
Vic Government
Non Government Companies
Qld Government
Others

Eastern Australia
Market share customers: 2007



Origin Energy
23%
Origin
TRU
Qld Government
AGL
NSW Government
Others

... with Origin and AGL best placed to compete for these opportunities

Source: 1998 Data various public sources / Origin Energy estimates
2005 Data - UBS Australian Utilities Structure 2006

Over many years Origin has taken an advocacy role in the debate surrounding climate change and a carbon regime…



Providing transparency
for our stakeholders
Origin
energy

CO2CRC Researching CO2 sequestration technologies

SolarCity Adelaide



AFL

Carbon Neutral by 2009

LANDCARE AUSTRALIA

We're planting 100,000 trees to say thank you



Carbon
Reduction
Scheme



The Business Case
for Early Action
April 2006
Australian Business Roundtable on Climate Change
Origin
Westpac

…as we believe carbon emissions are an unrecognised cost in energy production

"Climate change is a major business risk and we need to act now"

Origin energy

082-34934

We have been measuring and reporting our greenhouse gas emissions across our supply chain for several years

Production & Purchase — Transportation — Consumption

Natural gas, LPG & other products



Origin production **1.3 Mt**

Purchases **1.5 Mt**

→



2.1 Mt

Gas Transported and distributed

→



Natural Gas and LPG

10 Mt

↓ Gas purchased for Origin generation

Electricity



Origin electricity & steam generated **1 Mt**

Electricity purchased **16.4 Mt**

→ → →



Electricity and steam **0 Mt**

Emissions arise during generation and transportation

Emissions as at 30 June 2006

… and while Origin's Equity Emissions are around 3.8Mt the total supply chain emissions are around 32Mt*

* Represents about 12% of Australia's stationary energy emissions

Origin energy

We have positioned Origin to respond to increasing concerns around climate change by



- Reducing our own emissions
  - Origin abates GHG emissions from its Australian offices, shops and LPG terminals
  - This year, extended our emissions reduction program to our air and vehicle travel
  - Pre-dominantly generates electricity from gas and have permitted gas-fired power stations at Spring Gully and Darling Downs in Queensland and Mortlake in Victoria
- Helping customers reduce their emissions
  - Provide information to customers on greenhouse gas emissions
  - Provide a leading range of green energy products
  - Launched the Carbon Reduction Scheme (CRS)
- Creating options in renewable energy
  - Built a pilot SLIVER solar cell manufacturing plant in Adelaide and commercialisation activities are well advanced.
  - Largest shareholder in Geodynamics, which is developing a significant geothermal resource in South Australia's Cooper Basin
  - Facilitated the development of wind farms by fully contracting their output

Origin energy

Gas generation has the lowest CO_2 intensity of technology currently available for meeting medium term baseload needs

CO_2 emissions reduced per unit electrical output


1600
1400
1200
1000
800
600
400
200
Brown coal pulverised fuel
Black coal pulverised fuel
Brown coal Integrated Drying Gasification Combined Cycle
Super/ultra critical pulverised fuel
Black coal Integrated Gasification Combined Cycle
Integrated gasification fuel cell
In use
Future
Open cycle gas turbine
Combined cycle gas turbine (CCGT)
Thermal efficiency %
30
40
50
60

To cap electricity generation emissions at 150-200 Mt of CO2 by 2030 a carbon price of $30-35/t will be required, which is estimated to increase wholesale electricity prices by around $8/MWh*

This not only saves CO_2 - an air cooled CCGT will use only 200 megalitres (ML) of water per annum compared with around 7,500 ML pa for a typical black coal plant

Origin energy

* Source: MMA - Report to National Emissions Trading Taskforce

Origin has clearly established its leadership position in green energy sales and carbon responsibility...


Green Power Customers in Australia
Market
Origin
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06


Other, 1%
Integral, 2%
TRU, 6%
Country Energy, 6%
Origin Energy, 26%
Energy Australia, 21%
Sun Retail*, 9%
Powerdirect*, 4%
Ergon, 11%
AGL, 13%

* Approximate

- Total Green Power customers across Australia totalled nearly 350,000 at 30 September
- Origin's green energy customers have grown from 74k at Dec 05 to 121k at Dec 06

- Origin has 26% share **(+Sun Retail = ~35%)**
- Introduced Green Gas product: ~20k
- Introduced Carbon Offsets e-sales
- No. 1 rated by green NGOs
- AFL Green launch
- Channel 7 Sunrise "Cool The Globe" challenge

... resulting in retail market differentiation and emerging brand strength

 * Source : GreenPower Qtrly Report : Q3 Sep 06 (Market Share adjusted Energex : 2/3 Origin, 1/3 AGL)

Origin energy

We have recently launched a voluntary Carbon Reduction Scheme (CRS) to facilitate companies further reduction in their greenhouse gas emissions


Supply
Renewable Generation
Energy Efficiency
Fuel switching
Bio Sequestration
Industrial Emission Reductions
Fugitive Emission Reduction
Other
Carbon Reduction Scheme
Demand
Electricity
Travel
• Air
• Car
Gas
• Natural Gas
• LP Gas
Other products and services

- Promotes activities that reduce greenhouse gas emissions
- Values greenhouse gas emission reductions
- Enables the development of a wide range of carbon offset products for various applications
- Ensures that for every tonne of carbon offset product sold, a tonne of carbon emissions is actually reduced

Contact has a large renewable generation position which is well placed to benefit from emerging carbon regimes...

- Geothermal plans:
  - Planning two new stations, up to 260 MW of new capacity
  - NZ$1 billion investment programme subject to economic viability and discussion with Government
- Wind generation options:
  - MOU with the wind development arm of Investec signed in October 2006
  - Four sites - up to 700 MW - land owner agreements well advanced
  - All sites have been monitored and indicate high quality wind source
  - Any two sites would require investment of up to NZ$1 billion
- Hydro plans:
  - Development of an 18 MW hydro facility
  - Other large-scale hydro options are being evaluated

... and has announced a range of renewable energy projects which could add up to 1000 MW and may require investment of up to NZ$2 billion

Origin energy

082-34934

Forward contract prices have moved substantially as water shortages impact hydro and Queensland thermal generators



Victorian Spot and Forward Contract Electricity Prices
$/MWh
$100
$95
$90
$85
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Jun 00
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
FY 06/07
FY 07/08
FY 08/09
FY 09/10
Forward Curve Apr 07
Forward Curve Jun 06
Forward Curve Jun 05
Approximate time-frame over which FY 08 cover was secured
Monthly Average Spot Price
FPC end Mar 07
FPC end Jun 06
2008 Historical Forward Price
2007 Historical Forward Price
2006 Historical Forward Price
2005 Historical Forward Price
2004 Historical Forward Price
2003 Historical Forward Price
2002 Historical Forward Price
2001 Historical Forward Price
Rolling 365 day Average Spot Price

A retailer with a short position is exposed to significantly higher prices. Origin is fully covered for its anticipated requirements through the 07 and 08 financial years

Origin has options to develop base load gas fired power stations at Darling Downs, Spring Gully and Mortlake...


Energy Demand
Annual Demand and Generation dispatched (Twh)
35
30
25
20
15
10
5
0
Peak Demand
Peak Demand and Installed capacity (MW)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Origin Retail Load
Origin Generation
Permitted Sites

Development of permitted base load power stations sites is likely to be staged over several years. The potential impact of developing all three site is illustrated.

... and expand peaking power projects at Mt Stuart and Quarantine power stations which are ready to develop at a time of rising prices

The last year has yet again been characterised by a number of transaction in the energy sector...

Beach Petroleum snaps up Delhi for $574m to trump Santos offer

Origin acquires Sun Retail for $1.2b

Busy AGL splashes out $1.2b for Powerdirect

AGL moves on Queensland Gas

NRG Sells Australian Coal Plant to Babcock & Brown

APA in $557m Origin purchase

AGL-Alinta merger approved

Aust Pipeline Trust buys electricity assets for US$109 mln

Australian Pipeline Trust completes purchase of Allgas

AGL Energy in $75 mln acquisition of Sun Gas

GasNet takeover by APT given go-ahead

Origin Energy gains greater flexibility over dispatch of the Mt Stuart Power Station

AGL spends $300m in Torrens deal

Australia's Transfield buys power station stake

... driven largely by the desire to both consolidate and integrate

Origin energy

The deepening integration of Origin's business is increasingly evident…



ToP to ACQ
Buy from Origin
Buy from Origin JV partners
Buy from 3rd parties
Power Generation
Retail Sales
Origin Retail Natural Gas Supplies (PJ)
250
200
150
100
50
0
2007
2008
2009
2010
2011
2012
2013
2014
2015



Energy Demand
Annual Demand and Generation dispatched (Twh)
35
30
25
20
15
10
5
0
Peak Demand
Peak Demand and Installed capacity (MW)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Origin Retail Load
Origin Generation
Permitted Sites

… and will drive Origin's growth in the years ahead

082-34934

This will continue to deliver increasing returns for shareholders



FCFPS
EPS
DPS
cents per share (A$)
80
70
60
50
40
30
20
10
0
19 13 6
30 17 4
40 20 5
54 25 10
53 31 13
63 42 15
74 42 18
'00
'01
'02
'03
'04
'05
'06



Origin Energy
ASX100
Origin Energy Share Price Performance vs ASX100
(1 March 2000 to 27 April 2007)
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
1000
900
800
700
600
500
400
300
200
100
0
1/03/2000 26/02/2001 21/02/2002 18/02/2003 13/02/2004 8/02/2005 6/02/2006 5/02/2007

- Free cash flow per share[1] has grown at a CAGR 25% since listing
- EPS has increased from 13 cents per share in 2000 to 42 cents per share in 2006
- Since 2001 Origin has steadily increased its dividends paying 18 cents per share fully franked in 2006
- Since listing Origin has delivered a total shareholder return (TSR) of 37.5%[2] per annum on a compound basis, and has significantly outperformed the ASX100 index

(1) Free cash flow after stay-in-business capital, interest and tax
(2) Since listing to 12 January 2007

Origin energy

origin energy

For more information.

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

Origin energy

082-34934

RECEIVED

2007 MAY 10 A 8:-7

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	2 May 2007
From	Bill Hundy	Pages	27
Subject	**CONTACT ENERGY - INVESTOR PRESENTATION**		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

CONTACT

2 May 2007

Investor presentation slides disclosure

Slides from Contact Energy's investor presentation to be given today at the Macquarie Investor Conference in Sydney will shortly be available under the Investor section of the Contact website www.contactenergy.co.nz.

Jonathan Hill
Communications Manager
04 462 1285

082-34934

New Zealand's leading integrated energy company

Macquarie Investor Conference

Sydney

May 2007

CONTACT

Snapshot

- 620,000 customers (electricity, gas. LPG)
- Generates 27% of NZ's demand from 10 power stations
  - 51% natural gas
  - 34% hydro
  - 15% geothermal
- 27% share of the electricity retail market
- 40% of the gas retail market
- 50% of the LPG market



Otahuhu B
combined-cycle gas turbine 400 MW
(estimated)
Otahuhu A
reactive power
Auckland Sales Team
New Plymouth
steam turbine 330 MW
Te Rapa
cogeneration 44 MW
Ohaaki
geothermal 105 MW (currently operating at 36 MW due to steam availability*)
Levin Call Centre
Wairakei
geothermal 157 MW + 15 MW binary plant
Taranaki Combined-Cycle
combined-cycle gas turbine 377 MW (with ductburner in operation)
Poihipi
geothermal 55 MW
Lower Hutt Retail Services Centre
Clyde, Clutha River
hydro 432 MW
Roxburgh, Clutha River
hydro 320 MW
Dunedin Call Centre
* As at 1 March, 2007.
Key
electricity retail area
gas retail area

CONTACT

Recent Strategic Initiatives

- December 2006: Government issued its draft New Zealand Energy Strategy. Focused on lowering carbon emissions
- February 2007: Contact announced up to $2 billion of renewable generation projects, delays CCGT decision for up to 18 months
- March 2007: Contact's submission on the NZ Energy Strategy sets a challenge to the generation sector to lower emissions by 40% by 2013/14 with appropriate policy settings
- April 2007: Acquisition of Rockgas complete
- Primary strategy continues to be maximising the value of the integrated business model and diverse portfolio
- Comfortable with where consensus is forecasting current year

Financials

NZ$	Full Year Consensus 06/07	Half Year Dec 2006	Full Year June 2006
EBITDA	534m	275m	557m
NPAT	229m	114m	239m

(excluding derivatives and extraordinary items)

Contact Revenue and Earnings Growth Since Listing



1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
NZ$ Millions per FY
1999
2000
2001
2002
2003
2004
2005*
2006
Revenue
EBITDA
NPAT

*2005 shown as the 12 months to June 2005

CONTACT

The sector is dominated by integrated generator / retailers

- A high level of integration between generation and retail customer bases
- Three of Contact's competitors are state owned
- Contact is the only generator/retailer with access to LPG as well as natural gas

	Meridian Energy	Mighty River Power	Genesis Energy	Contact Energy	TrustPower
Generation	2,539MW (hydro, wind)	1,297MW (hydro, gas, geothermal)	1,991 MW (coal, hydro, gas, wind)	2,125MW (hydro, gas, geothermal)	495MW (hydro, wind)
Customers	Elec cust 190,000	Elec cust 344,000 Gas cust 27,000	Elec cust 580,000 Gas cust 130,000	Elec cust 511,000 Gas cust 76,000 LPG cust. 30,000	Elec cust 219,000

Government owned (Meridian Energy, Mighty River Power, Genesis Energy)



Rio Tinto supply
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
TWh p.a. (mean year)
140%
120%
100%
80%
60%
40%
20%
0%
Hedge Level
Contact
Meridian
Genesis
Mighty River Power
TrustPower
Generation
Retail
Percent Hedged



14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Generation TWh p.a. (mean year)
Coal
Gas/Cogen
Geothermal
Wind
Hydro
Contact
Meridian
Genesis
Mighty River Power
TrustPower

CONTACT

082-34934

The NZ Energy Strategy is focussed on lowering emissions

- Generation emissions in 2005 were around 11% New Zealand's total emissions
- Contact's emissions are projected to fall due to the introduction of new renewable generation from the beginning of the next decade



National Greenhouse Gas Emissions by Source
Tonnes of Emissions
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2001
2002
2003
2004
2005
Thermal Electricity
Other Transformation
Industry
Domestic Transport
Other Sectors
Fugitive
Industrial Processes
Agriculture



Contact's Generation and Emissions Levels
Generation (GWh)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Emissions (T/GWh)
300
250
200
150
100
50
0
GWh
t/MWh
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011



Contact Emissions by Plant
Tonnes CO2
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Wairakei
Poihipi
Ohaaki
Te Rapa
New Plymouth
Otahuhu B
TCC

Contact has emerged as a leader in carbon policy debate

- Political view of carbon has altered dramatically with all parties now acknowledging the issue and seeking a market-based mechanism to price carbon.
- Contact is advocating the introduction of a cap-and-trade mechanism to price carbon phasing in from 2009 to 2012
- At a carbon price of NZ$20/tonne, wholesale prices are expected to increase by ~$7/MWh (10% real) and retail prices by ~4% real


We're all part of the problem.
We can all be part of the solution.
Climate change is such a big issue it can seem too hard for any one person to make a difference. It doesn't have to be. Real action on climate change is possible every day.
That's why Contact Energy has a Climate Change Action Plan to deliver meaningful, affordable personal choices that New Zealanders can take to make a difference at work, at home, and in the community.
Contact is already taking action on climate change through:
• planning to invest up to two billion dollars in clean, renewable geothermal and wind power projects over the next five years
• challenging the electricity industry to cut its greenhouse gas emissions by 40 per cent by 2014
• supporting government policies that reward, champion and accelerate action on climate change
• giving Contact Energy customers the tools, products and special offers to make their homes and workplaces warmer, healthier, and more energy efficient, and
• in the last two winters, helping to insulate more than 3,000 low income and elderly New Zealanders' homes at low or no cost
Now we're going to help our customers cut one million tonnes of greenhouse gas emissions between now and 2014.
It's a big but realistic target. We're looking for savings of 50,000 tonnes in year one, stepping up to total savings of one million tonnes over seven years.
The Contact Energy Carbon Calculator is a great first step for anyone wanting to join this challenge. The calculator lets anyone work out their household's "carbon footprint" in a few simple steps.
Contact will soon be giving practical, affordable advice to reduce and, ultimately, offset greenhouse gas emissions using accredited carbon reduction projects.
See how you can reduce your 'carbon footprint' by going to www.contactenergy.co.nz
At Contact Energy, we know it's time for action. Let's take it.
Contact Energy – We're Active on Climate Change
To find more about the Contact Energy Climate Change Action Plan, visit www.contactenergy.co.nz
CONTACT

CONTACT

Contact has challenged the sector to cut carbon emissions by 40% by 2014

Real action on climate change is possible. The electricity industry can cut its greenhouse gas emissions by 40%.

Let's make it happen.



Power stations produce around 10% of New Zealand's greenhouse gas emissions. That makes the sector a significant contributor. As a leading electricity supplier, Contact Energy is committed to actively leading responses in this area. That's why Contact is challenging our industry to cut emissions from the nation's power stations by 40% by 2014. We know it can be done – so let's make sure it happens.

This issue has to be tackled by all electricity generators on a national scale, no matter what they use to produce electricity. In the end, the whole electricity system relies on a balanced mix of renewable and fossil fuels. Without that mix, no single power company could offer the secure electricity supply that we rely on every day.

At Contact, around half our electricity comes from renewable hydro and geothermal resources. The other half comes from natural gas – the cleanest burning fossil fuel.

We've identified that cutting carbon emissions from electricity production by 40% is entirely achievable within the next seven years, using a mix of:

- renewable energy sources
- modern, efficient natural gas-fired plants to replace old and coal-fired power plants
- energy efficiency initiatives on a national scale, and
- government policies that encourage action on climate change

We're challenging ourselves and the rest of the industry to make this potential a reality. We're also working on equipping Contact customers to take meaningful, affordable, personal action on climate change – at home, at work and in the community. At Contact Energy, we know it's time for action. Let's take it.

Contact Energy – We're Active on Climate Change

To read more about the Contact Energy Climate Change Action Plan, visit www.contactenergy.co.nz

CONTACT

FIGURE 4: New Zealand electricity sector CO_2 emissions



Coal
Gas
Geothermal
2006
2013/14
0
1
2
3
4
5
6
7
8
9
Million tonnes of CO₂ per annum

FIGURE 5: Contact's view of emissions reductions possible in the New Zealand electricity sector



Million tonnes of CO₂-e
0
1
2
3
4
5
6
7
8
9
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 12 13 14

082-34934

Electricity demand

- Electricity demand has been growing at ~ 2% p.a. over the last 10 years, with the majority of that growth coming from commercial demand
- Residential demand growing despite price increases which have averaged 4.5% p.a. over the last 10 years
- Short-to-medium term (3-year) focus shifting toward the retail end of the value chain as wholesale prices soften
- Demand side is expected to absorb the moderate effects of carbon pricing without demand destruction
- The effects of energy efficiency are more difficult to predict although the prevailing view is that domestic consumers will reallocate savings into alternative forms of consumption



Electricity Consumption (TWh)
Commercial
Industrial
Residential
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
2.5
6.0
7.4
8.0
16.2
12.7
1974
1978
1982
1986
1990
1994
1998
2002



Residential Demand Growth v Price Growth
Res Price Growth
Res GWh Growth
1600%
1400%
1200%
1000%
800%
600%
400%
200%
0%
1974
1978
1982
1986
1990
1994
1998
2002

Source: Energy Data file, Sept 2006

CONTACT

Electricity supply

- Wind generation, although well suited to NZ conditions, will have significant execution risks (public opposition, Maori interests, capital cost pressures)
- However, additional wind will be built over the next 5 years…
- …which will increase intermittency.
- Market design changes will be need to address this.
  - Reserve pricing – perhaps in the form of a day-ahead market or cost of capacity back-up
- Contact is advocating for these kind of market desigr improvements
- Contact's response to the NZES indicated that a $20/t carbon price would support wind and move coal-fired generation up the merit order


Capacity (MW) by Owner and Source (Includes Construction)
3,000
2,500
2,000
1,500
1,000
500
Contact Energy
Meridian Energy
Mighty River Power
TrustPower
Genesis
Others (ie less than 100GWh)
Other
Wind
Diesel
Coal/Gas
Geothermal
Gas
Hydro


Sources of Generation (TWh) by Calendar Year
Generation - TWh p.a.
45
40
35
30
25
20
15
10
5
0
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
1999 SOEs formed
1996 CEN formed
1987 ECNZ formed
Waste Heat
Biogas
Wood
Wind
Oil
Coal
Geothermal
Gas
Hydro

CONTACT

Supply versus demand


GWh or MW
Supply vs Demand:Firm peak capacity (MW)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Exist Hydro
Exist Geothermal
Certain Hydro
Certain Geothermal
EC demand forecast 90th percentile
Exist Thermal
Exist Wind
Certain Thermal
Certain Wind
EC demand forecast expected

- Chart shows current and committed generation against growth in peak demand

Drivers of the long-run price path

- Over the longer term it is assumed that prices will tend towards the LRMC of the next most efficient plant.
- At a carbon pricing of $20/ tonne, CCGTs and wind appear to be equivalently priced, in the $75 - $90 / MWh range.



NZ new investment LRMC @ Site
$MWh
130
120
110
100
90
80
70
60
50
40
30
20
10
250 500 750 1000 1250 1500 1750 2000 2250 2500 2750

No CO2 Cost,
First 1,000 MW generation includes around 250 MW wind



NZ new investment LRMC @ Site
$MWh
130
120
110
100
90
80
70
60
50
40
30
20
10
250 500 750 1000 1250 1500 1750 2000 2250 2500 2750
Wind
Geothermal
Hydro
Gas
Coal

CO2 Cost of $20/t
First 1,000 MW generation includes around 700 MW wind

CONTACT

082-34934

The gas market is long through 2010

- Over the next 3 years, the gas market will see periods of over supply with limited paths to market for excess gas. Contact is focussing on the management of the take-or-pay requirements of the increasingly less flexible gas supply contracts.
- Methanex is a major source of incremental demand and its Waitara plant is fully contracted to April 2008.
- Residual gas available to 2010 is currently being sold at prices well below long-term Pohokura prices
- Contact also has the capacity of managing excess incremental gas by increasing its hedge level and using the gas in the New Plymouth power station.



NZ Gas Supply/Demand Potential - PUBLIC DATA OCT 2006
PJ / annum
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Calendar Year
Karewa - Estimate
Turangi - Estimate
Kupe - Estimate
Pohokura
Maui - LT ROFR P50
Maui - LT ROFR P85
Maui
Mangahewa
Kapuni
McKee
TAW
Rimu/Kauri
Minor Fields
Base Demand
New CCGT in 2012
High Renewables

500MW new wind displaces around 12PJs p.a. of gas used in thermal generation

CONTACT

Contact's gas supply is becoming increasingly inflexible and more expensive

- Contact's average gas cost including transmission has risen from \$3.70/GJ in FY 03 to around \$4.75 in FY 06 (9% p.a.) Prices will continue to rise over the next five years as supplies of low priced Maui 367 gas are replaced with gas at almost double its unit cost.
- As the pie charts below show, medium to long term gas supply contracts are increasingly becoming less flexible as we approach the end of Maui 367 in June 2009.
- This may result in excess gas at times of high hydro and low demand.


Gas Supply 2006/07
Others 14%
Maui 367 45%
OMV 18%
Maui ROFR 22%
Gas Supply 2007/08
Others 3%
Shell 23%
Maui 367 29%
OMV 32%
Maui ROFR 13%
Gas Supply 2008/09
Maui 367 18%
Shell 30%
Maui ROFR 22%
OMV 30%
Gas Supply 2009/10
Others 1%
Shell 32%
Maui ROFR 35%
OMV 32%

CONTACT

082-34934

Gas supply over the long term is influenced by decisions on generation options

- Over the long term the value of access to fuel will be significant given the relative scarcity of developed gas reserves in New Zealand
- It seems likely that gas can be secured at least to 2015
- Key issue remains dealing with inflexibility. Possible strategies include:
  - Reservoir options (natural and mechanical storage)
  - Access to gas reserves
  - Gas-to-liquids options


Gas Take
PJs Taken
80
70
60
50
40
30
20
10
0
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
Shell GSA2
Turangi
OMV (Pohokura)
ROFR P85
Maui
Base Demand

Long-term gas market issues

- Negotiations with potential suppliers to extend portfolio beyond 2010 and provide foundation for generation development strategy (in particular Otahuhu C timing) are underway.

gasbridge

- Forecast supply position suggests timing of LNG importation will be unlikely prior to 2015.





contact

082-34934

Implications on Contact's strategy

- The weight of probabilities is that New Zealand will have a carbon pricing mechanism with the debate now centred on how that should be structured
- There is considerable focus on encouraging new renewables to be constructed although questions remain as to the time-frame and capacity for plans to be executed
- Gas and generation market conditions through to the end of the decade indicate the market will be relatively long in energy with peak demand exceeding capacity by 2012/13
- Over the longer term prices will need to rise to both compensate for carbon pricing and to cover increased costs of new generation
- Contact's strategic focus is to:
  - **Increase hedge levels** in the short term while wholesale prices are softer
  - **Execute generation options** (geothermal, wind, CCGT) in time to meet capacity requirements which will emerge early in the next decade
  - **Grow the customer base** in advance of new capacity coming on line (to maintain optimal hedge levels in the medium-to-long term)





CONTACT

New generation - geothermal

- The geothermal fleet has been allowed to naturally run down over the last few years.
- Geothermal production and capacity are forecast to double over the next 5-7 years as exploration and reservoir management capabilities continue to deepen.



Production History & Projections



GWh
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
Existing Capacity
Net Te Mihi
Tauhara at 200MW
Mokai at 40MW
Budget 07
Decline

Geothermal Capacity		
	2006	2014
Wairakei Station	157	-
Binary Plant	14.5	14.5
Poihipi	55	55
Ohaaki (effective)	42	42
Te Mihi	-	~220
Tauhara	-	~200
Total	**269**	**~532**

082-34934

New generation – hydro and wind

Wind

- Contact now controls four wind generation sites with a total capacity of up to 700 MW.
- Land owner agreements are well advanced for the four sites.
- All sites have been extensively monitored and indicate high quality wind resources.
- Any two sites would require investment of up to $1 billion.
- The four sites are progressing through further studies (transmission, and RMA investigations) and securing remaining landowner consents.

Hydro

- Contact is developing an 18 MW hydro facility at the existing Hawea control gates which utilises consented Hawea River flows.
- Other large-scale hydro options are being investigated.


Wind options
Hydro options

CONTACT

New generation – CCGT

- Otahuhu C has been a key generation option for some years and is the best site in New Zealand for a new CCGT
- In response to the Government's Energy Strategy Contact has indicated that it will defer the Otahuhu C development and accelerate Contact's renewable options
- However given it is a consented site, the option can be readily exercised if the support required to enable swift consenting of Te Mihi and Tauhara does not eventuate
- CCGT development remains critical to reducing New Zealand's generation emissions and Otahuhu C development is being positioned in support of an early phasing out of the Huntly coal fired power station


Otahuhu C

FIGURE 3: Emissions of carbon dioxide per unit of energy generated for gas versus coal


Combined-cycle natural gas-fired power station
Huntly coal-fired power station
0 10 20 30 40 50 60 70 80 90 100
Tonnes of CO_2 per GWh

CONTACT

082-34934

Capital expenditure is dominated by generation initiatives

- The future capex profile now includes:
  - $1.0b on Geothermal
  - $1.0b on Wind and
  - $0.5b on Otahuhu C



Generation Development Capex
NZ$Millions p.a.
600
500
400
300
200
100
0
7
149
417
394
443
494
314
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14

CONTACT

On 30 April 2007 Contact completed the purchase of Rockgas

Rockgas
A MEMBER OF THE CONTACT ENERGY GROUP

- Last month, Contact added bottled and reticulated LPG to its range of products with the acquisition of Rockgas.
- Rockgas is New Zealand's largest supplier of LPG with more than 50% of the New Zealand LPG market.





Otahuhu B
Otahuhu A
Auckland Sales Team
New Plymouth
Te Rapa
Ohaaki
Levin Call Centre
Wairakei
Taranaki Combined-Cycle
Poihipi
Lower Hutt Retail Services Centre
Clyde, Clutha River
Roxburgh, Clutha River
Dunedin Call Centre
* As at 1 March, 2007.
Key
electricity retail area
gas retail area

contact

082-34934

Rockgas is New Zealand's largest supplier of LPG with over 50% of the market

- Rockgas is an LPG specialist which has been operating since 1934.
- Supplies over 50% of the New Zealand market.
- Supplies over 300 bulk industrial customers, 7,000 commercial customers, and 17,000 residential customers.
- Distributes to a further 15,000 customers through an extensive franchise network.
- Distributes to over 300 automotive LPG refuelling outlets around New Zealand via the Caltex, Mobil and Challenge networks.
- Significant development in reticulation networks, particularly in the South Island with underground networks in Queenstown and Christchurch.
- About 150 staff located throughout New Zealand.
- Supported by LPG supply arrangements from Origin Energy for imported product and rights to LPG to be produced from a range of sources including the Kupe field.



LPG market shares
16%
6%
50%
28%
Rockgas
Ongas
Novagas
BOC

CONTACT

Rockgas provides a unique energy offering in NZ and provides significant opportunities for further growth



- There are a number of benefits for Contact in the purchase of Rockgas
  - Key element in positioning Contact as an "energy solutions" company
  - LPG is the major alternative energy source in the South Island where there is no domestic gas reticulation – 40% of Contact's customer base is in the South Island
  - Experience of Contact's existing dual fuel offering has confirmed that retention of customers is higher with a joint product
  - A number of gas customers can be better served with an LPG solution and this enables Contact to provide more appropriate solutions for those customers
  - The existing customer bases of both companies represent significant cross selling opportunities
  - The LPG market is growing at a significant rate, particularly in new connections, which provides opportunities for both electricity and LPG offerings
  - Potential rationalisation of administration, systems and sales functions

- The synergy analysis which underpins the acquisition does not depend on operating cost cuttings to any great extent. While there are clear opportunities for some efficiencies no personnel cuts are assumed.

Outlook

- Contact operates a successful integrated business model from fuel source through to the customer.
- The New Zealand government has strongly signalled its intent to promote the development of renewables and the reduction of greenhouse emissions. There is little doubt that this reflects the community's growing concerns with climate change.
- Contact's focus over the next few years will be to grow its customer base.
- This growth will provide a platform from which to develop Contact's generation options.
- Contact is well positioned to make a key contribution to meeting New Zealand's energy challenges with up to $2billion investment in renewables over the next five years.
- Contact's intention is to deliver environmentally sustainable growth for our investors through leveraging the renewable options in the portfolio and focusing efforts on building a sustainable proposition for customers.


We expect very little from our two billion dollar renewable energy investment plan.
Very little.
That's what Contact's greenhouse gas emissions will be from its planned two billion dollar investment in new wind and geothermal electricity generation.
Contact Energy – We're Active on Climate Change
CONTACT

082-34934

contact

Origin energy

082-34934

RECEIVED

2007 MAY 10 A 10:-0

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	1 May 2007
From	Bill Hundy	Pages	4
Subject	CONTACT ENERGY - QUARTERLY OPERATIONAL REPORT		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

1 May 2007

QUARTERLY OPERATIONAL REPORT FOR THE PERIOD ENDED 31 MARCH 2007

- The average wholesale electricity price received by Contact's generation was $43.25 per MWh over the quarter ended 31 March 2007[1]. The comparable price for the same period ended 31 March 2006 was $115.83 per MWh.
- The lower prices reflected a change in hydrological conditions compared to last year. National storage at the end of March 2007 was 105 per cent of mean compared to 65 per cent of mean at end of March 2006.
- Contact's total generation for the quarter ended 31 March 2007 was 2,388 GWh, which was 17 per cent less than total generation for the period ended 31 March 2006 of 2,892 GWh.
- Hydro generation was 862 GWh for the quarter ended 31 March 2007, compared to 737 GWh for the quarter ended 31 March 2006, reflecting higher inflows into the Clutha catchment.
- Geothermal generation was 467 GWh for the quarter ended 31 March 2007. This represents a seven per cent increase compared to the same quarter last financial year.
- Thermal generation was 1,059 GWh for the quarter ended 31 March 2007. This represents a 38 per cent decrease compared to the same quarter last financial year.
- Contact's use of gas for thermal generation was 8.6 PJ for the quarter ended 31 March 2007, compared to 14.0 PJ for the three months to 31 March 2006. The decrease reflected lower thermal generation output due to higher hydro inflows.
- Electricity customer numbers as at 31 March 2007, were 512,000, up slightly on the quarter ended 31 December 2006 when customer numbers were 511,000. Gas customer numbers as at 31 March 2007 were 75,000 compared to 76,000 as at 31 December 2006.
- Drilling of a further three wells at the Ohaaki geothermal field now successfully completed.

[1] This price excludes contracts for differences.

CONTACT ENERGY LIMITED | PO Box 10742 Wellington New Zealand | Level 1 Harbour City Tower 29 Brandon Street Wellington | Phone 64-4 499 4001 Fax 64-4 499 4003

QUARTERLY OPERATIONAL REPORT FOR THE QUARTER ENDED 31 MARCH 2007

Thermal Generation		
Quarter ended 31 March 2007	1,059	GWh
Quarter ended 31 March 2006	1,720	GWh
Nine months ended 31 March 2007	3,752	GWh
Nine months ended 31 March 2006	4,902	GWh
Geothermal Generation		
Quarter ended 31 March 2007	467	GWh
Quarter ended 31 March 2006	435	GWh
Nine months ended 31 March 2007	1,464	GWh
Nine months ended 31 March 2006	1,354	GWh
Hydro Generation		
Quarter ended 31 March 2007	862	GWh
Quarter ended 31 March 2006	737	GWh
Nine months ended 31 March 2007	2,769	GWh
Nine months ended 31 March 2006	2,227	GWh
Total Generation		
Quarter ended 31 March 2007	2,388	GWh
Quarter ended 31 March 2006	2,892	GWh
Nine months ended 31 March 2007	7,985	GWh
Nine months ended 31 March 2006	8,483	GWh
Retail Sales		
Quarter ended 31 March 2007	1,721	GWh
Quarter ended 31 March 2006	1,696	GWh
Nine months ended 31 March 2007	5,672	GWh
Nine months ended 31 March 2006	5,489	GWh
Average Wholesale Electricity Price [1]		
Quarter ended 31 March 2007	$ 43.25	MWh
Quarter ended 31 March 2006	$ 115.83	MWh
Nine months ended 31 March 2007	$ 48.98	MWh
Nine months ended 31 March 2006	$ 93.33	MWh
Average Energy Purchase Price		
Quarter ended 31 March 2007	$ 44.75	MWh
Quarter ended 31 March 2006	$ 129.36	MWh
Nine months ended 31 March 2007	$ 52.26	MWh
Nine months ended 31 March 2006	$ 101.77	MWh
Electricity Customer Numbers		
Quarter ended 31 March 2007	512,000	
Quarter ended 31 March 2006	514,000	

1 This price excludes contracts for differences

Gas Used in Internal Generation	
Quarter ended 31 March 2007	8.6 PJ
Quarter ended 31 March 2006	14.0 PJ
Nine months ended 31 March 2007	29.8 PJ
Nine months ended 31 March 2006	40.3 PJ
Retail Gas Sales	
Quarter ended 31 March 2007	0.7 PJ
Quarter ended 31 March 2006	0.9 PJ
Nine months ended 31 March 2007	3.5 PJ
Nine months ended 31 March 2006	5.4 PJ
Wholesale Gas Sales	
Quarter ended 31 March 2007	5.2 PJ
Quarter ended 31 March 2006	2.9 PJ
Nine months ended 31 March 2007	8.5 PJ
Nine months ended 31 March 2006	10.7 PJ
Gas Customer Numbers	
Quarter ended 31 March 2007	75,000
Quarter ended 31 March 2006	80,000

Approved for release
David Baldwin, Chief Executive

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	1 May 2007
From	Bill Hundy	Pages	4
Subject	**KUPE GAS PROJECT - KEY MILESTONES ACHIEVED**		

For your information please find attached a media release regarding the Kupe Gas project.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin energy

Media Release

1 May 2007

Kupe Gas Project - Key milestones achieved

Progress on the development and construction of the Kupe Gas Project continues to be made in line with the Project's planned schedule - with two key milestones being achieved this month.

Port of Marlborough spoolbase

The Kupe Gas Project team are pleased to announce they have signed a formal agreement with Port Marlborough New Zealand Limited to locate the Project's spoolbase at Picton.

The spoolbase is the location where the 30 kilometres of main gas pipeline is welded together before being transported and laid offshore.

Delivery of the pipeline to the spoolbase will begin next month.

The pipeline will be delivered to Picton in 12 metre lengths that are then welded together into 3 individual 10 kilometre lengths.

The lengths of pipe are then reeled onto the Apache pipelaying vessel and transported to South Taranaki for laying on the seabed floor.

This is the first time a subsea gas pipeline will be laid in this way in New Zealand.

Project Director Peter Ashford said the Kupe Gas Project was pleased to be able to spread the benefits of the Project to other regions of New Zealand.

"This collaboration will bring employment and economic benefits to the Marlborough region. At peak we expect to have 40 people involved in fabrication and 10 management staff working on this operation," Mr Ashford said.

The contract for all civil works, structural components and fabrication to be undertaken at the spoolbase has been awarded to McConnell Dowell Constructors Limited.

The Apache vessel is due to arrive in Taranaki in December and the pipelaying is expected to start in early 2008.

Pipeline HDD tunnels complete

Drilling of the tunnels under the South Taranaki coastline for the Kupe Gas Project gas pipeline has also been successfully completed - breaking a world record for horizontal directional drilling (HDD) of a shore crossing.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

The HDD tunnels link the gas pipeline from the platform 30 km offshore to the Production Station onshore, near Hawera. Two tunnels have been drilled - one to carry the main gas pipeline and another to house the umbilical cable.

Construction of these tunnels is the longest shore approach ever completed through horizontal directional drilling with "forward thrust" installation of the pipe.

The drilling has also been very accurate. Both the umbilical and main pipeline subsea exit points were within 6 metres of their target, 2.2 kilometres offshore.

Mr Ashford said these achievements were a credit to the Kupe Gas Project team in Australia and New Zealand, as well as the Project's drilling contractor Drilltec.

"A huge effort was put into the planning and execution of this part of the Project which has paid off," Mr Ashford said.

The Kupe Gas Project is a $NZ980 million dollar project, approved to proceed in 2006. The project is expected to be completed by mid-2009 and will provide New Zealand with approximately 254 petajoules of natural gas, 1.1 million tonnes of LPG and 14.7 million barrels of light oil (condensate).

Participants are:

Origin Energy Resources (Kupe) Limited*	50% (Operator)
Genesis Energy	31%
New Zealand Oil & Gas Limited	15%
Mitsui E&P (New Zealand) Limited	4%

*a wholly owned subsidiary of Origin Energy Limited

For further information please contact:

Media:
Greta Shirley
Tel: (04) 471 5371
Mob: 021 455 922

Investors:
Angus Guthrie
Manager Investor Relations
Origin Energy
Tel: +61 2 8345 5558
Mobile: +61 417 864 255
Email: angus.guthrie@originenergy.com.au

NB: Please find attached photos of the Apache pipelaying vessel and the HDD site for your information.



The Apache pipelaying vessel working on another project.



Drilling of the main gas pipeline at the horizontal directional drilling (HDD) site.

082-34934

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	30 April 2007
From	Bill Hundy	Pages	2
Subject	**CONTACT ENERGY - MAUI RESERVES UPDATE.**		

Attached herewith is a copy of an announcement released today to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

30 April 2007

Maui reserves update

An annual reassessment of gas reserves by the Maui Joint Venture parties has resulted in Contact's P85* reserves increasing by 37.5 petajoules (PJ).

In October 2006 Contact announced it had secured rights to 170 PJ of natural gas under its Right of First Refusal agreement with the Maui Joint Venture parties. Forty-two per cent of this entitlement came from P85 gas volumes, with the remaining 58 per cent from P50** volumes, which was dependent on this reserve being firmed to P85 status.

The recent reassessment has seen the Maui Joint Venture parties firm 60.8 PJ of natural gas from P50 to P85 status, of which Contact has rights to 61.63 per cent, or 37.5 PJ.

"In October last year Contact indicated it had confidence that its P50 entitlements would be firmed to P85 reserves, and this increase is consistent with Contact's expectations," said Chief Executive David Baldwin.

** P85 means the quantity of gas estimated at a probability of 85 per cent or greater to be recovered from the field*
*** P50 means the quantity of gas estimated at a probability of 50 per cent or greater to be recovered from the field*

Jonathan Hill
Communications Manager
04 462 1285
021 440 090

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	30 April 2007
From	Bill Hundy	Pages	2
Subject	**ORIGIN APPOINTS GORDON CAIRNS AS NON-EXECUTIVE DIRECTOR.**		

Please find attached, an ASX Release regarding the appointment of Gordon Cairns as a non-executive director.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin energy

ASX Release

30 April 2007

Gordon Cairns to be appointed to the Origin Energy Board

Origin Energy today announced the appointment of Mr Gordon Cairns as an independent non-executive director with effect from 1 June 2007.

Gordon Cairns has extensive Australian and international experience as a senior executive, most recently as Chief Executive Officer of Lion Nathan Limited. He has held a wide range of senior management positions in marketing and finance with Pepsico, Cadbury Schweppes and Nestlé. He is currently a director of Westpac Banking Corporation, Opera Australia and The Centre for Independent Studies. He is also an advisor to Caliburn Partnership and McKinsey and a member of the Asia Pacific Advisory Board of CVC Capital Partners.

Mr McCann said that the Board is very pleased to be able to recruit Mr Cairns as a director. "As a former chief executive, Gordon brings a wealth of management experience to the Origin Board and his marketing expertise will be most valuable to our significant retail business."

For further information please contact:

Kevin McCann, Chairman
0410 584 956

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	30 April 2007
From	Bill Hundy	Pages	2
Subject	**COLIN CARTER RETIRES FROM ORIGIN ENERGY BOARD.**		

Please find attached, an ASX Release regarding the retirement of Colin Carter from the Origin Energy Board.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

30 April 2007

Colin Carter Retires from the Origin Energy Board

Origin Energy today announced the retirement of Mr Colin Carter from the Board.

Mr Carter, a foundation director, who was appointed in February 2000 upon the formation of Origin, has retired from the Origin Board to enable him to balance the workload of his other directorships and corporate governance work, community and sporting commitments.

In retiring, Mr Carter said "I have thoroughly enjoyed my time on the Board of Origin Energy. Origin is a great company and I am grateful for the opportunity to have served as one of its directors."

Mr McCann, Chairman of Origin said, "With his experience in management consulting and corporate governance Colin has made an important contribution in his Board role to the growth and success of the Origin group over the past seven years. All of us at Origin wish him well in his future endeavours."

For further information please contact:

Kevin McCann, Chairman
0410 584 956

082-34934

Origin energy

RECEIVED

2007 MAY 10 A 3:30

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	30 April 2007
From	Bill Hundy	Pages	18
Subject	**ORIGIN ENERGY LIMITED - QUARTERLY PRODUCTION REPORT**		

Origin Energy Limited (Origin) hereby submits this Quarterly Production report for the quarter ended 31 March 2007. This report covers the oil and gas exploration development and production activities of its wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Report for the Quarter ended 31 March 2007

To the Australian Stock Exchange

Origin Energy Limited (Origin) hereby submits this Quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiaries Origin Energy Resources Limited and Origin Energy CSG Limited.

Significant events and influences during the Quarter included:

- Sales revenue of $118 million was a record for the March Quarter and was 5% higher than the March Quarter in 2006.

- Total production and total sales volumes increased by 6% and 5% respectively compared with the prior corresponding Quarter. The increased production reflects the benefits of Origin's development program and contributions from coal seam gas and the BassGas project, which more than offset declines in some traditional areas. Year to date production is 9% higher, sales volumes are 10% higher and sales revenues are 11% higher than last year.

- The BassGas project completed a 19 day shut down in late February/early March 2007 to resolve a production constraint due to plant amine and dehydration systems issues and to improve LPG extraction performance. At the end of the month sales gas production had been tested to close to design rates and LPG extraction achieved design levels. New optimum operating conditions are being developed and the full outcome of the rectification program will be assessed during April-May 2007. Production during the month of April has been purposefully constrained and further work is being undertaken to optimise stable gas production on an ongoing basis.

- The Kupe Gas Project in New Zealand remains on schedule for first gas in the first half of 2009. Fabrication of the platform jacket in Thailand is near completion. However the jacket will not be shipped until its arrival can be coordinated with the availability of the Ensco 107 drilling rig which now is expected to arrive in September 2007. The drilling rig will be used to install the jacket and then drill the development wells required for production. Construction work for the subsea pipeline and directional drilling for the coastal crossing are progressing well.

- The Otway Gas Project in Victoria is well advanced. Offshore activities are complete and the onshore plant is essentially mechanically complete with pre-commissioning activities underway. Gas will be introduced into the plant in early June and sales will follow once commissioning is complete.

- Origin participated in the drilling of 43 coal seam gas (CSG) wells in its Queensland tenements at Spring Gully (19 wells), Fairview (10), Argyle (7), Talinga/Orana (3), Peat (1) and in ATPs 653P, 663P and 702P (1 each). Twelve of these wells were appraisal/exploration wells, ten of which were drilled as cored slimholes and two as production holes.

- The Phase 3 and 4 development of the Spring Gully coal seam gas (CSG) project which is designed to lift production capacity to 85 TJ/d by mid 2007 remains on schedule. Current production has reached 46 TJ/d.

- In the Cooper/Eromanga Basin, Origin participated in 11 wells (6 development, 3 appraisal and 2 exploration). Nine of these wells were cased and suspended as future producers (4 gas, 2 oil and gas and 3 oil) and one well has yet to drill out its primary target.

- Two successful oil appraisal/development wells, Eremia 7 and Jingemia 11, were drilled in the northern Perth Basin. Both wells encountered the Dongara Sandstone at locations higher than any previous intersection in the respective fields.

- The Beharra Springs 4 gas appraisal well, which is being drilled to test the Wagina Sandstone in a compartment interpreted as being separated from the main Beharra Springs gas field, was spudded in late March 2007.

- Origin has completed the 2006 Lamu 2D Seismic Survey (3759 km) as the first part of its farmin to the Lamu Basin Blocks L8 and L9 in offshore Kenya.

- Seismic acquisition programs were completed in a number of other operated permits including PEP 38619 (New Zealand) (430 sq km 3D seismic), PML 38146 (New Zealand) (40 km 2D seismic) and ATP 692P/PL226 (Surat Basin) (120 km 2D seismic). 2D seismic programs are ongoing in PEPs 38618, 38619, 38262 and 38264 (New Zealand) and ATP 754P (Surat Basin).

- A new exploration permit, T/44P, was granted to Origin (100%) in the Bass Basin. PL 180 has been granted over the Lauren CSG field in Queensland and a retention lease (PRL 13) has been granted over the Killanoola 1 location in South Australia. Origin has withdrawn from WA-226-P in the offshore Perth Basin.

- Origin has reached agreement with AWE Petroleum Pty Ltd to acquire that company's 24.29% interest in the Katnook and Ladbroke Grove gas fields (onshore Otway Basin) and associated production infrastructure.

- AWE Petroleum Pty Ltd has farmed into a 7.4% interest in the Bass Basin permit, T/18P, reducing Origin's interest to 39.0%. AWE will fund a proportion of Origin's forward exploration commitments.

Post Report Date Events

- On 3 April 2007, Origin announced a further expansion of the Spring Gully CSG project at a total cost of $53 million. The expansion is designed to add well deliverability capacity of 20 TJ/d to utilise the projected 85 TJ/d production capacity of the gas plant and includes the construction of a reverse osmosis water treatment plant. Initial work on this new phase commenced late in the March 2007 Quarter.

- Renewal of the T/RL1 Retention Lease around the Yolla gas field production licence has been offered to the BassGas Joint Venture.

- Jingemia 11 was brought on line on 20 April 2007 and at the end of the Quarter was producing at a stabilised rate of around 1000 barrels of oil per day (bopd) gross. The well is producing at a 70% water-cut and remedial work to improve oil production is planned.

Report for the Quarter ended 31 March 2007

1. PRODUCTION SALES AND EXPENDITURE

Origin's share of production and energy sales during the Quarter is summarised as follows:

1.1 Production by Area (and Total Sales and Revenue)

Note: current Quarter production figures for some areas (non-operated) include estimates for March 2007 production. Also, where necessary, previous Quarter figures have been amended to reflect actual production volumes which became available only after the report date for that Quarter.

Natural Gas and Ethane	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Natural Gas	PJe						
SA Cooper & SWQ		5.2	6.0	(13)	5.7	17.6	19.5
Bass Basin		1.5	1.9	(21)	-	4.6	-
Otway Basin		0.2	0.7	(71)	0.9	1.7	2.8
Perth Basin		0.9	1.2	(25)	0.7	3.1	2.2
Coal Seam Gas		5.6	5.5	2	5.1	16.4	14.1
Surat / Denison		2.6	2.6	0	2.5	7.8	7.5
Ethane	PJe						
SA Cooper & SWQ		0.3	0.4	(25)	0.3	1.2	1.2
Total Production		16.3	18.3	(11)	15.2	52.4	47.3
Total Sales Volume		17.4	19.4	(10)	16.5	56.7	49.9
Total Revenue	$M	59.4	64.4	(8)	55.6	192.3	171.4

Crude Oil	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Crude Oil	kbbls						
SA Cooper & SWQ		71.8	78.8	(9)	70.5	231.8	254.3
Surat / Denison		4.0	4.4	(9)	5.2	14.0	17.5
Perth Basin		277.2	279.8	(1)	346.8	759.3	969.2
Total Production		353.0	363.0	(3)	422.5	1,005.1	1,241.0
Total Sales Volume		419.8	375.6	12	500.7	1,169.6	1,436.0
Total Revenue	$M	30.6	26.8	14	34.5	86.0	89.1

Condensate/Naphtha	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Condensate/naphtha	kbbls						
SA Cooper & SWQ		81.1	97.7	(17)	93.6	282.1	312.2
Bass Basin		68.7	104.1	(34)	-	235.2	-
Otway Basin		1.7	2.2	(23)	3.5	6.8	11.6
Perth Basin		2.4	2.8	(14)	2.4	7.9	5.9
Surat / Denison		15.7	12.2	29	14.9	42.6	45.5
Total Production		169.6	219.0	(23)	114.4	574.6	375.2
Total Sales Volume		223.8	208.9	7	153.6	576.3	401.0
Total Revenue	$M	15.9	14.4	10	10.9	41.6	26.5

LPG	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2005/06	YTD 2006/07	YTD 2005/06
LPG	Ktonnes						
SA Cooper & SWQ		8.3	11.1	(25)	9.7	31.5	33.2
Bass Basin		3.5	4.6	(24)	-	10.1	-
Surat / Denison		2.6	2.1	24	2.3	7.1	6.7
Total Production		14.4	17.8	(19)	12.0	48.7	39.9
Total Sales Volume		17.8	19.0	(6)	13.2	48.5	42.4
Total Revenue	$M	12.2	11.8	3	11.3	32.7	30.0

	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Production (all products)	PJe	20.0	22.5	(11)	18.8	63.8	58.6
Sales (all products)	PJe	21.9	23.7	(8)	20.9	68.9	62.5
Total Revenue	$M	118.0	117.4	1	112.3	352.6	317.0

	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Total Sales Volume	PJe						
Internal		8.6	10.8	(20)	5.8	29.7	17.3
External		13.3	12.9	3	15.1	39.2	45.2
Total		21.9	23.7	(8)	20.9	68.9	62.5

Product Purchases included in above sales	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Total	PJe	1.5	1.3	15	1.5	4.5	4.3

	Unit	This Quarter	Previous Quarter	% Change	3rd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Production by Basin	PJe						
SA Cooper & SWQ		6.7	8.0	(16)	7.4	23.2	25.5
Bass Basin		2.1	2.7	(22)	-	6.4	-
Otway Basin		0.2	0.7	(71)	0.9	1.7	2.9
Perth Basin		2.5	2.8	(14)	2.7	7.6	7.9
Coal Seam Gas		5.6	5.5	2	5.1	16.4	14.1
Surat/Denison		2.9	2.8	4	2.7	8.5	8.2
Total		20.0	22.5	(11)	18.8	63.8	58.6

Conversion Factors:	
Crude oil	5.83 PJ/million bbls
Condensate	5.41 PJ/million bbls
LPG	49.3 PJ/million tonnes
Ethane	51.7 PJ/million tonnes

1.2 Production/Sales Summary

Sales revenue of $118 million was a record for the March Quarter and was 5% higher than the March Quarter in 2006.

Total production and total sales volumes also increased by 6% and 5% respectively compared with the prior corresponding Quarter. The increased production reflects the benefits of Origin's development program and contributions from coal seam gas and the BassGas project, which more than offset declines in some traditional areas. Year to date production is 9% higher, sales volumes are 10% higher and sales revenues are 11% higher than last year.

Compared with the December Quarter total production decreased by 11% from 22.5 PJe to 20.0 PJe due to a combination of seasonal factors, contractual arrangements and operation issues. Seasonally the March Quarter is warmer and usually sees lower gas usage than December quarter. In addition to this new contractual arrangements with AGL are now in place in the Cooper Basin which will see a gross reduction in annual take of 30 PJ per annum for the joint venture (approximately 4 PJ per annum reduction for Origin). Gas production from the Perth Basin was also lower due to a major customer (HISmelt) closing for a scheduled maintenance program. Production from the BassGas project was reduced due to a planned 19 day outage in late February/early March for rectification works and the Ladbroke Grove field in the onshore Otway Basin was shut-in as its contract to supply the Ladbroke Grove power station ended.

Product sales were 8% lower than the December Quarter, decreasing from 23.7 PJe to 21.9 PJe. This largely reflected the lower production for the Quarter. Sales Revenue, however, increased 1% compared with the December Quarter reflecting higher unit prices received for all products.

2. MARKETING AND DEVELOPMENT ACTIVITIES

2.1 South Australia

2.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

New contract arrangements with the principal customer, AGL, came into place with effect from 1 January 2007. This reduces the Annual Contract Quantity for gas supplied to AGL from 70 PJ to 40 PJ - a reduction of 30 PJ per annum for the joint venture or 4 PJ/a for Origin. The reduced volumes reflect a continuing natural decline in Cooper Basin gas production.

Three gas and two gas/oil development wells were drilled during the Quarter.

The Fly Lake 22 and 23 gas/oil development wells were both cased and suspended as a future Permian gas/oil producers.

The Moomba 177 gas well was drilled to the intermediate depth and was cased and suspended awaiting further drilling later in the year as part of a four well campaign using Coil Tubing Under-Balanced drilling technology.

The Barina 8 well was drilled to total depth and has subsequently been cased and suspended as a future Permian gas producer.

The Epsilon 11 well has been cased and suspended as a future Permian gas producer.

Patchawarra East Block (Interest 10.536%)

No significant activity during the Quarter.

2.1.2 Otway Basin

PPL 62 (Interest 71.7143% increasing to 100%, subject to Government approval, Katnook area gas fields (Operator)), PPL 168, PPL 202 (Interest 71.7143% increasing to 100%, subject to Government approval, Redman gas field (Operator))

Production volumes have been significantly reduced upon the shut-in of the Ladbroke Grove gas field in December 2006.

Origin reached agreement with Omega Oil Pty Ltd (a subsidiary of AWE Petroleum Pty Ltd) whereby Origin will acquire Omega's 24.2857% interest in these PPLs (and associated processing facilities and infrastructure), subject to Government approval.

2.2 Queensland

2.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Unit (Interest 16.7375%)

One gas development well was drilled during the Quarter.

The Coonaberry 2 gas development well commenced drilling on 10 January 2007 and reached total depth in late February 2007 after a delay in drilling due to floods. The well was cased and suspended as a future Permian gas producer.

ATP 259P (Block Interests 10-27%)

No significant activity during the Quarter.

2.2.2 Surat Basin (* denotes CSG permit(s))

PLs 30, 56 & 74 (Interest 69% (Operator) in PLs 56 and 74; and 75% (Operator) in PL 30)

No significant activity during the Quarter.

PLs 53, 174 and 227 (Interest 100% (Operator))

Production testing of the Myall Creek 2 and 3 gas wells early in the Quarter, following fracture stimulation operations in the previous Quarter, achieved increases in deliverability of between 2 and 5 TJ/d.

PLs 70 & 71 (Interest 90% (Operator) in PL 71; and 100% (Operator) in PL 70)

No significant activity during the Quarter.

PLs 10W, 11W, 12W, 28, 69 & 89 (Interest 46.25%); Snake Creek East Exclusion Zone (Interest 25.0%)

No significant activity during the Quarter.

PLs 21, 22, 27 & 64 (Interest 87.5% (Operator))

An upgrade on the Washpool oil facility was completed. Oil production commenced during the Quarter at a rate of 35 (bopd).

PL 14 (Interest 100% (Operator)

No significant activity during the Quarter.

PLs 179, 180, 228 and 229 * (Argyle) (Interest 40.625%)

A further seven wells were drilled in PL 228 during the Quarter as part of the Argyle/Kenya development. Construction of gas compression plant, surface facilities and field gathering systems continued during the Quarter.

On 1 March 2007, the Operator of these permits (QGC) announced an upgrade to its share (59.375%) of 2P reserves in this permit of 141.5 PJ. Origin undertakes an annual assessment of its reserves position in June of each year and will determine at that time whether it will upgrade its share of reserves.

PL 180 over the Lauren field has been granted.

2.2.3 Bowen Basin (* denotes CSG permit(s))

Denison Trough PLs 41, 42, 43, 44, 45, 54, 67, 173, 183 & 218 (Interest 50% (Production Operator))

No significant activity during the Quarter.

PL 101 * (Interest 100% (Operator))

In the Peat field, a development well was drilled during January 2007 to complete a three well drilling program. These wells have been suspended awaiting completion and connection.

PLs 90, 91, 92, 99, 100, 232, 233, 234, 235 and 236 * (Fairview) (Interest 23.93%)

Eight appraisal/development wells were drilled in the Fairview field as part of an ongoing drilling program, the primary purpose of which is to underwrite future production and reserves growth within the Fairview field.

Two exploration wells, Lonesome 1 and Ironbark Gully 1, were cored and permeability tested.

On 22 February 2007 the Operator of this permit (Santos Ltd) announced an upgrade to its share of 2P reserves in this permit of 380 PJ. Origin undertakes an annual assessment of its reserves position in June of each year and will determine at that time whether it will upgrade its share of reserves.

PLs 195, 200, 203 and 204 * Spring Gully (Interest 94.50% in PL 195 and PL 203 (Operator); 95.71% in PL 200 (Operator); 99.725 % in PL 204 (Operator)

The Spring Gully gas plant recorded peak gas sales of around 46.0 TJ/d during the Quarter.

Work continued on Phase 4 of the Spring Gully Project which will address additional field deliverability and gas plant expansion (to 85 TJ/d) to meet firm contractual commitments to QAL, Energex and Incitec Pivot. The first compressor for the Strathblane gas plant was delivered to site. Nine appraisal/ development wells were also drilled as part of this phase. Five wells drilled prior to this Quarter were completed and connected.

In late March 2007, Origin commenced a further expansion of well delivery capacity in the Spring Gully CSG project designed to add production capacity of 20 TJ/d to utilise the delivery capacity of the new plant expansion. Six development wells were drilled during the Quarter as part of this new phase, and civil works commenced for the installation of a 9 mega litres per day reverse osmosis unit.

Two exploration wells investigating permeability in deeper coals were successfully drilled out and flow tested. A further two exploration wells into the deeper coals were successfully cored and had permeability tests conducted.

PLs 219 and 220 * (Interest 100% (Operator))

No significant activity during the Quarter.

2.3 Western Australia

2.3.1 Perth Basin

L11 (Interest 67.0%, Beharra Springs gas field (Operator))

Gas production was lower due to downtime at the gas customer's (HIsmelt) plant in March 2007.

A new 2 year gas sales contract with HIsmelt commenced on 1 February 2007 with contracted volumes of 10.4 TJ/d.

L1/L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%, Hovea and Eremia oil fields, Xyris gas field)

Average gross oil sales for the Quarter through the Hovea production facility were approximately 3318 bopd from Hovea 4, 7, 8, 11 and 12 and Eremia 1, 2, 6 and 7.

Xyris South 1 well ceased producing in mid March 2007 and will be worked over in the next Quarter in an attempt to restore production.

The Eremia 7 oil appraisal well was drilled in February 2007 to test the northern extension of the Eremia field. The top of the targeted Dongara Sandstone was intersected 5m above the previous highest intersection in the field. A 24.5m oil column was indicated, of which the lower 10m appear to be partially swept by previous production from the field. The well was successfully bought online in early March 2007.

L14 (Interest 49.189%, Jingemia oil field (Operator))

Gross production during the Quarter from the Jingemia production facility averaged 2904 bopd mainly from Jingemia 10 and Jingemia 8. Jingemia 4 flowed intermittently at very low rates of 50 bopd. A chemical treatment is planned for Jingemia 4 to remove suspected scale in the perforations. Jingemia 8 maintained high oil flow rates with lower than expected water cuts.

The Jingemia 11 oil development well, spudded late in February 2007, intersected the top of the primary target Dongara Sandstone 14m updip from the previous highest intersection in the field (at Jingemia 4) and 64.5m above the field original oil-water contact. Well logs indicate the well intersected 31m of oil-saturated Dongara Sandstone, of which the lower 8m may have been partially swept by existing producers. The upper 19m of the Dongara Sandstone in Jingemia 11 is scheduled to be perforated and brought on-line in the second half of April 2007.

2.4 Victoria

2.4.1 Otway Basin

PPL 8 (Interest 100%, Dunbar gas field (Operator))

No significant activity during the Quarter.

PPL 2 (Interest 100%, Iona gas field excluding Iona gas reservoir (Operator))

No significant activity during the Quarter.

PPL 4, 5, 7, 12 (Interest 100% (Operator))

No significant activity during the Quarter.

PPL 6, 9, 10 and PRL 1 (Interest 90% in PPLs 6 and 9 and PRL 1 (Operator); Interest 100% in PPL 10 (Operator))

No significant activity during the Quarter.

VIC/L23 (Interest 30.75%, Geographe)

Development activity continued for the Geographe (Vic/L23) and Thylacine (T/L2) fields. (Refer T/L2 in 2.5.1 below).

2.5 Tasmania

2.5.1 Otway Basin

T/L2 (Thylacine) and T/L3 (Thylacine South) (Interest (30.75%)

Project execution is well advanced with offshore activities complete and the onshore plant essentially mechanically complete with pre-commissioning activities underway. Gas will be introduced into the plant in early June and sales will follow once commissioning is complete.

2.5.2 Bass Basin

T/L1 (Interest 42.5% (Operator))

Production from the Yolla gas field for March 2007 reached 60-65 TJ/d after the successful completion of rectification work during a 19 day shutdown undertaken in late February and early March. This reflected better performance of the plant amine and dehydration system which had limited sales gas production to around 55 TJ/d and restricted extraction of LPG.

New optimum operating conditions are being developed and the full outcome of the rectification program will be assessed during April-May 2007. Production during the month of April has been purposefully constrained and further work is being undertaken to optimise stable gas production on an ongoing basis.

2.6 Northern Territory/Western Australia

2.6.1 Bonaparte Basin

WA-6-R, NT/RL1 (Interest 5%)

No significant activity during the Quarter.

2.7 New Zealand

2.7.1 Offshore Taranaki Basin

PML 38146 (Interest 50% (Operator))

The Ensco 107 drilling rig for the Kupe Gas Project is now expected to arrive in September 2007, further delayed from the original planned arrival date of March 2007 due to slippage in the rig's current work programme in Vietnam. The rig delay does not affect the critical path and the project remains on schedule for first gas in the first half of the 2009 calendar year.

The fabrication of the platform jacket in Thailand is essentially complete however the jacket will not be shipped until mid year to tie in with the arrival date of the drilling rig at Kupe which will be used to install the jacket. The fabrication of the topsides is scheduled to be completed in third Quarter 2007 as planned.

Construction of a mattress of crushed rock to carry the subsea pipeline and umbilical over the boulder fields approximately 2 km offshore in nearing completion. Drilling of the two 'Horizontally Directionally Drilled' holes from the production station location under the cliffs and emerging 1.8 km offshore is also progressing well. These two holes will carry the main pipeline and umbilical and are due to be completed in August 2007.

Earth works have commenced on the Production Station site at the southern end of the Inaha Road in the South Taranaki District.

A seismic survey (the Kupe Shallow Gas Survey) comprising 40 km of high resolution 2D seismic was acquired over the central field area of the permit and over nearby prospects in January 2007.

3. EXPLORATION ACTIVITIES

3.1 South Australia

3.1.1 Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)
Five oil delineation wells were drilled during the Quarter.

The Itchy 1 oil near field exploration well which was commenced in the previous Quarter was completed in early January 2007 and was tested over an interval in the Hutton Sandstone flowing 2174 bopd. The well was cased and suspended as a future oil producer.

The Dullingari shallow oil delineation campaign commenced with the drilling of three oil appraisal wells to test the oil potential of the Murta, Namur and Hutton formations.

Dullingari 58 encountered oil pay in the Murta Member and in the McKinlay Member. The primary Hutton target was wet at this location. The well was cased and suspended as a future oil producer.

Dullingari 59 encountered oil pay in the Murta Member, while the McKinlay and Hutton formations were wet. The well was cased and suspended as a future Murta oil producer.

Dullingari 60 encountered poor oil shows in the Murta Member and no oil shows in the McKinlay Member and the Hutton Sandstone. A drill stem test over the Murta Member did not flow to surface and recovered only 0.5 barrels of oil. The well was subsequently plugged and abandoned.

A farmout oil exploration well, Wilpinnie 4, was drilled in the Nappacoongee-Murteree Block.On the basis of fair to good oil shows, a 9.1m core was cut in the mid Namur Sandstone and a drill stem test run. While the test tool was found to be plugged, the calculated recovery of 24 barrels of oil indicated a production potential of approximately 115 bopd. The well was cased and suspended as a future Jurassic oil producer.

Patchawarra East Block (Interest 10.536%)

No significant activity during the Quarter.

3.1.2 Otway Basin

PRL 13 (Interest 50%)

A Retention Lease over Killanoola 1 area was granted on 31 January 2007.

PRL 1 (Interest 100% (Operator)) and PRL 2 (Interest 75.7143% increasing to 100%, subject to Government approval) (Operator))

Origin reached agreement with Omega Oil Pty Ltd (a subsidiary of AWE Petroleum Pty Ltd) whereby Origin will acquire Omega's 24.2857% interest in PRL 2, subject to Government approval.

3.2 Queensland

3.2.1 Cooper/Eromanga Basin

ATP 259P - SWQ Gas Unit (Interest 16.7375%)

No significant activity during the Quarter.

ATP 259P (Block Interests 10-27%)

No significant activity during the Quarter.

3.2.2 Surat Basin (* denotes CSG permit(s))

ATP 336P (Waldegrave) (Interest 46.25%)

A Showgrounds Sandstone oil opportunity, Mahogany 1, has been identified and is scheduled for drilling in July 2007.

ATP 470P Redcap, Rolston and Formosa Downs (Interest 90.0% (Operator) in ATP 470P Redcap; 100% (Operator) in ATP 470P Rolston; and 49.5% (Operator) in ATP 470P Formosa Downs)

Emu Apple 1 was completed as an oil well during January 2007 and production facilities installed ahead of an extended production test planned for the June Quarter of 2007.

ATP 471P Weribone Pooling Area (Interest 50.64% (Operator))

No significant activity during the Quarter.

ATP 606P * (Interest 92.716% (Operator))

Production testing of two wells drilled in late 2005 has been rescheduled for early 2008.

ATP 610P * (Interest 29.375%)

Production testing of the Bellevue Pilot has continued during the Quarter.

ATP 620P * (Interest 40.625%)

Laboratory testing of Codie 1A cores continued during the Quarter.

ATP 631P * (Interest 18.0965%)

No significant activity during the Quarter.

ATP 647P (Block 2656) (Interest 50% (Operator))

No significant activity during the Quarter.

ATP 648P * (Interest 31.25%)

Production testing of the Kenya East 2 well was undertaken during the Quarter.

On 1 March 2007 the Operator of this permit (QGC) announced an upgrade to its share (58.75%) of 2P reserves in this permit of 49.4 PJ. Origin undertakes an annual assessment of its reserves position in June of each year and will determine at that time whether it will upgrade its share of reserves.

ATP 663P * (Interest 100% (Operator))

A cored slimhole Gilbert Gully 1 was drilled during the Quarter. Laboratory testing of Gilbert Gully 1 cores also commenced.

ATP 692P, PLs 209 and 226 * (Interest 100% (Operator))

Production testing of the Walloon CSG potential in the Talinga and Orana pilot areas continued. Two additional wells in the Talinga pilot were connected during the Quarter.

Three cored slimholes, one in PL 226 and two in ATP 692P, were completed during the reporting period. Laboratory testing of the cores for these slimholes also commenced.

The acquisition of 120 km of 2D seismic in PL 226 and ATP 592P (extending into the neighbouring PL 179 (Argyle) and PL 229 (Argyle East)) was completed during the Quarter.

ATP 702P * (Interest 100% (Operator))

A cored slimhole Condabri 1 was drilled during the Quarter. Laboratory testing of Condabri 1 cores also commenced. Condabri 1 was suspended as a future monitoring well.

ATP 754P (Interest 50% (Operator))

Recording of the Alton West 2D seismic survey commenced during March 2007. At the end of the Quarter, 51.5 km of the total 90 km had been acquired.

3.2.3 Bowen Basin (* denotes CSG permit(s))

ATP 337P (Interest 50%)

No significant activity during the Quarter.

ATP 337P (Mahalo) * (Interest 30%)

No significant activity during the Quarter.

ATP 526P * (Interest 23.93%)

No significant activity during the Quarter.

ATP 553P (Interest 50%)

No significant activity during the Quarter.

ATP 592P * (Interest 94.505% (Operator))

No significant activity during the Quarter.

ATP 653P * (Interest 23.85%)

Hardenley 1, an exploration well, was cored and permeability tested.

ATP 745P * (Interest 23.85%)

No significant activity during the Quarter.

ATP 804P * (Interest 29.29825%)

ATP 804P has been granted to Tri-Star Petroleum Co. in lieu of ATP 584P which has been conditionally surrendered. Origin retains an interest in the new permit.

3.3 Victoria

3.3.1 Otway Basin

PEP 150 (Interest 50%)

Origin has agreed to sell its equity in this permit (when granted) to Essential Petroleum Resources Ltd and Mawson Petroleum Pty Ltd. Grant of the title remains subject to a native title agreement.

PEP 160 (Interest 20%)

The Glenaire 1 well was cased and suspended in November 2006 for future cased hole testing. The Laira Formation (fractured reservoir) testing commenced in late March 2007. Initial testing is complete with oil and water being recovered. The results are being fully evaluated for a decision on an extended production test.

VIC/P43 (Interest 30.75%)

Geological/geophysical reviews are being finalised ahead of seismic acquisition scheduled for 2008.

VIC/P37(V) (Interest 37.5% (Operator))

Studies on development options for the Halladale and Black Watch gas fields continued during the Quarter.

VIC/P41(V) (Interest 100% (Operator))

Reprocessed seismic data are being interpreted to assess prospectivity of the permit.

3.4 Tasmania

3.4.1 Otway Basin

T/30P (Interest 30.75%)

Interpretation of the Aragorn 3D seismic survey in T/30P and adjoining T/34P continued during the Quarter.

T/34P (Interest 30.75%)

Interpretation of the Aragorn 3D seismic survey in T/34P and adjoining T/30P continued during the Quarter.

3.4.2 Bass Basin

T/18P (Interest 46.4% decreasing to 39.0%, subject to Government approval (Operator))

Interpretation of the Shearwater 3D and 2D seismic survey acquired over the Trefoil discovery and surrounding exploration leads continued during the Quarter.

Origin has entered into a farmin agreement with AWE Petroleum Pty Ltd under which Origin will assign to AWE a 7.4 % interest in the permit for a carry of a proportion of Origin's forward exploration expenditure in the permit. The arrangement is subject to Government approvals.

T/44P (Interest 100% (Operator))

The new permit, T/44P, was awarded with effect from 26 February 2007 on the basis of a work program bid for gazetted area T06-4. Planning for the Year 1 seismic program is in progress.

T/RL1 (Interest 42.5% (Operator))

A renewal application is under consideration by the Designated Authority.

3.5 Western Australia

3.5.1 Perth Basin

EP 320/L11 (Interest 67.0% (Operator))

The Beharra Springs 4 gas appraisal well spudded in L11 on 28 March 2007. The well is designed to appraise the Wagina Sandstone in a compartment interpreted as being separated from the main Beharra Springs gas field. The well will be initially drilled vertically to an intermediate casing depth in the lower Kockatea Shale and suspended. The production section of the well will be drilled underbalanced using a Coil Tubing Unit (CTU) in May 2007.

Subsurface technical planning was completed for the Beharra Springs Deep 1 exploration well in L11 to evaluate the commercial potential of the High Cliff Sandstone below the present Beharra Springs field. The well will be drilled from the bottom of the Beharra Springs 3 well, subject to confirmation of casing integrity in that wellbased on testing to be undertaken in the second Quarter of 2007. The Beharra Springs Deep 1 well is expected to be drilled in late 2007/early 2008.

EP 413 / L14 (Interest 49.189% (Operator))

The regulatory approvals process continued for the drilling of the EP413 commitment well, Freshwater Point 1, which is anticipated to be drilled in the fourth Quarter of 2007 or first Quarter of 2008.

L1 and L2 (Excluding Dongara, Mondarra and Yardarino gas fields) (Interest 50%)

The necessary regulatory approvals for the Drakea 1 gas exploration well were obtained. The well is scheduled to be drilled in April 2007.

EP 368 (Interest 15%)

No significant activity during the Quarter.

WA 226P (Interest 28.75% (Operator))

Origin, together with four of the other six Joint Venture parties (Apache Northwest Pty Ltd 28.75%, Dana Petroleum (E&P) Ltd 12.81375%, Dana Petroleum (WA) LLC 7.18625% and ROC Oil (WA) Pty Ltd 7.5%), withdrew from WA-226P with effect from the expiry of Permit Year 4 on 5 March 2007. Formal transferal of the percentage interests (totaling 85.00%) to the remaining two Joint Venture parties (ARC (Offshore PB) Ltd and Wandoo Petroleum Pty Ltd) is in progress.

3.6 New Zealand

3.6.1 Onshore Taranaki Basin

PEP 38729 (Interest 25%)

Processing of a recently acquired transition zone survey totaling approximately 33 km was completed during the Quarter and interpretation has commenced.

3.6.2 Offshore Taranaki Basin

PEP 38485 (Interest 33.33%)

Interpretation of the Kora 3D Seismic Survey and the Moana 2D Seismic Survey which were recorded in late 2005/early 2006 was essentially completed during the Quarter. The Joint Venture is considering forward strategy in regard to the drilling of an exploration well.

3.6.3 Offshore Northland Basin

PEP 38618 (Interest 50% (Operator))

Acquisition of approximately 1200 km of 2D seismic data (the Akira 2D Survey) is programmed to take place in second Quarter of 2007.

PEP 38619 (Interest 50% (Operator))

Acquisition of the approximately 430 sq km Nimitz 3D seismic survey was essentially completed with final infill data in the process of being acquired at the end of the Quarter. Acquisition of approximately 1910 km of 2D seismic data (the Pantheon 2D Survey) will commence in early April 2007 upon completion of the Nimitz 3D infill acquisition.

3.6.4 Offshore Canterbury Basin

PEP 38262 (Interest 100% (Operator))

Interpretation of the 2006 acquired Carrack Survey 2D seismic data and associated

reprocessed data of existing seismic lines has been completed. Acquisition of the Caravel (PEP 38262) and Wherry (PEP 38264) 2D Surveys commenced on 12 March 2007.

PEP 38264 (Interest 100% (Operator))

Origin was awarded PEP 38264 in the previous Quarter. Reprocessing of the existing seismic data within the permit is in progress. Acquisition of the Caravel (PEP 38262) and Wherry (PEP 38264) 2D Surveys commenced on 12 March 2007.

3.7 Kenya

3.7.1 Offshore Lamu Basin

L8 and L9 Blocks (Interest 75.0% (Operator))

The 2006 Lamu 2D Survey commenced on 23 December 2006 and was completed on 24 January 2007 during which 3759 km of 2D seismic data were acquired.

On 30 January 2007 Origin requested a nine month extension to the First Additional Exploration Period in respect of Production Sharing Contracts (PSCs) for Blocks L8 and L9. This was granted in a letter from the Ministry dated 20 February 2007. The First Additional Exploration Period for each of the PSCs now expires on 21 July 2008.

4. EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure	A$'000	This Quarter	Previous Quarter	% Change	3rd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Exploration/ Appraisal		17,369	15,749	10	16,295	38,624	49,331
Development/ Plant		85,463	82,835	3	100,202	232,204	315,483
Total		102,832	98,584	4	116,499	271,413	364,814

	NZ$'000	This Quarter	Previous Quarter	% Change	3rd Quarter 2005/06	YTD 2006/07	YTD 2005/06
Exploration/ Appraisal		3,948	1,505	162	2,497	5,788	2,665
Development/ Plant		30,159	15,644	93	6,653	60,137	15,079
Total		34,107	17,149	99	9,150	65,925	17,744

NB: E & D Expenditure excludes acquisitions and corporate plant & equipment.

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.

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Origin energy

RECEIVED

2007 MAY 10 A 10: 30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	30 April 2007
From	Bill Hundy	Pages	3
Subject	**ORIGIN ENERGY FINALISES SALE OF ROCKGAS TO CONTACT ENERGY**		

Attached herewith is a copy of an announcement entitled "Origin Energy finalises sale of Rockgas to Contact Energy".

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

30 April 2007

Origin Energy finalises sale of Rockgas to Contact Energy

Further to the announcement of 6 March 2007, Origin Energy Ltd ("Origin") today announced that it had finalised the sale of Rockgas, New Zealand's largest distributor of LPG, to Contact Energy Ltd ("Contact").

Origin will receive a one off payment of NZ$156 million. This sale will not have a material impact on Origin's consolidated financial results.

A copy of Contact's New Zealand Stock Exchange release is attached.

For more information, please contact:

Media (New Zealand and Australia)

Tony Wood
Executive General Manager
Corporate Communications
Telephone: +61 3 9652 5506
Mobile: +61 419 642 098

Investors

Angus Guthrie
Manager Investor Relations

Telephone: +61 2 8345 5558
Mobile: +61 417 864 255

About Origin Energy - With a history dating back 140 years, Origin Energy is a leading Australian ASX-listed energy company and participates in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy currently supplies energy to more than 3 million Australian homes and businesses and employs over 3,380 people. Origin Energy is also the major shareholder in New Zealand's Contact Energy. In 2005-06 Origin's revenue was $5,950 million.

About Rockgas - Established in 1934 the Rockgas name is synonymous with LPG in New Zealand. Rockgas employs over 150 staff and supplies 50% of the New Zealand market. As New Zealand's LPG specialist, Rockgas services 300 bulk industrial clients, 7,000 commercial customers and over 17,000 domestic customers through its operation of retail outlets. Rockgas also distributes nation-wide to 15,000 customers through an extensive franchise network. It distributes to around 300 automotive LPG refuelling outlets around New Zealand and leads the development of LPG reticulation in New Zealand with underground networks in Queenstown and Christchurch.

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30 April 2007

Contact's purchase of Rockgas completed

Contact Energy's purchase of the Rockgas LPG business from Origin Energy was completed today, 30 April 2007.

On 6 March 2007 Contact announced it would purchase Rockgas, subject to certain conditions precedent including approval from the Overseas Investment Office. That approval has been secured, and effective from 1 May 2007, Contact is the new owner of Rockgas.

Contact Energy Chief Executive, David Baldwin, said he was delighted with the completion of the purchase, and that work would now begin on integrating the two companies.

"This acquisition presents strong growth opportunities for both Contact and Rockgas, and our first targeted campaign offering both electricity and LPG to consumers will begin almost immediately,", he said.

Jonathan Hill
Communications Manager
04 462 1285
021 440 090

082-34934

Origin energy

RECEIVED

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 April 2007
From	Bill Hundy	Pages	26
Subject	**PRESENTATION**		

Attached for your information is a presentation by Mr Grant King, Managing Director to the Industry INsights Forum in Sydney.

A copy of the presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

origin energy

Origin Energy - a Sustainable Future

Industry INsights Forum

April 2007

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Disclaimer

Any forward looking information in this presentation has been prepared on the basis of a number of assumptions which may prove to be incorrect and these statements speak only as of the date of this presentation. This presentation should not be relied upon as a recommendation to buy or sell shares by Origin Energy Limited

Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in Origin Energy Limited

Origin energy

As a fuel integrated generator retailer Origin is positioned across the competitive segments of the energy supply chain



Find
Develop
Buy

By implementing this strategy effectively Origin can better manage risk and enhance its growth opportunities

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Since listing in 2000 Origin has grown into one of the leading energy companies in Australasia...



Exploration and Production
- Over 2,436 PJe 2P reserves and annual production of 78 PJe
- Diverse acreage position across Australia and New Zealand
- A leading Australian CSG producer

One of the largest suppliers of gas to eastern Australian markets

Retail
- Around 3 million customers, Australia's 2nd largest energy retailer
- National business covering electricity, natural gas, LPG and related products and services

2nd largest energy retailer in Australia



Generation
- Interests in over 874 MW of installed capacity
- Predominantly gas fired, including co-generation & peaking units
- Output contracted to 3rd parties or Retail division

Owner of peaking and cogeneration plants



Contact Energy (51.4% interest)
- Integrated energy model similar to Origin
- Interests in around 2,200 MW of installed generation capacity and around 590,000 gas and electricity customers

Owner of 51% of New Zealand's largest listed energy company

... with a history of growth through both acquisition and internally developed projects...

Origin energy

... increasing profits and delivering significant returns to shareholders



FCFPS
EPS
DPS
AGAAP
IFRS
cents per share (A$)
80
70
60
50
40
30
20
10
0
'00
'01
'02
'03
'04
'05
'06
19 13 6
30 17 4
40 20 5
54 25 10
53 31 13
63 42 15
74 42 18



Origin Energy Share Price Performance vs ASX100
(1 March 2000 to 20 April 2007)
Origin Energy
ASX100
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
1000
900
800
700
600
500
400
300
200
100
0
1/03/2000
26/02/2001
21/02/2002
18/02/2003
13/02/2004
8/02/2005
6/02/2006
5/02/2007

- Free cash flow per share(1) has grown at a CAGR 25% since listing
- EPS has increased from 13 cents per share in 2000 to 42 cents per share in 2006
- Dividends have steadily increased to 18 cents per share fully franked in 2006

- Since listing Origin has delivered a total shareholder return (TSR) of 37.5%(2) per annum on a compound basis, and has significantly outperformed the ASX100 index

(1) Free cash flow after stay-in-business capital, interest and tax
(2) Since listing to January 2007

Origin energy

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Since listing Origin has also been focussed on sustainability and what it means for the company...

- We have identified and reported on objectives in three key areas
  - Environmental
  - Social
  - Economic
- Our Sustainability reports have used an Origin relevant reporting framework, based on external guidelines (such as the GRI) but adapted to address our varied impacts, risks and opportunities as an integrated energy company


Origin
Origin
Origin
Origin
Origin

... and we provide transparency on our performance by producing sustainability reports based on criteria relevant to our business

Origin energy

Our Commitments define the outcomes that we strive to achieve for key stakeholders

We are committed to:

- Delivering market leading performance to our shareholders
- Delivering better value to customers
- Creating a rewarding workplace for our employees
- Respecting the rights and interest of our communities


CUSTOMERS
PEOPLE
COMMUNITY
INVESTORS

Pursuing these commitments almost inevitably creates trade-offs between these commitments and social, environmental and economic objectives

Origin energy

We use our Principles (what is right or wrong) to guide our decision making and manage these trade-offs...

- We conduct ourselves with due care
- We add value to the resources under our control
- We recognise the need to ensure the sustainability of our business, the environment and our communities
- We make decisions knowing they will be subject to scrutiny
- We encourage diversity but require alignment


CUSTOMERS
PEOPLE
COMMUNITY
INVESTORS

...to determine how value is created and distributed to stakeholders in a sustainable way

Origin energy

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Our environmental objectives

- To measure and accurately report the company's greenhouse gas emissions
- To reduce the greenhouse gas intensity of our energy production and distribution
- To reduce the carbon intensity of customers' energy consumption
- To take all reasonable steps to eliminate or minimise any adverse impact that our activities have on the local environment


Together we can reduce our footprint on the environment.

Origin energy

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How we are making a difference...
Measuring and reporting our greenhouse gas emissions across our supply chain

Production & Purchase | **Transportation** | **Consumption**

Natural gas, LPG & other products



Origin production
1.3 Mt

Purchases
1.5 Mt



2.1 Mt

Gas Transported and distributed



Natural Gas and LPG

10 Mt

Gas purchased for Origin generation

Electricity



Origin electricity & steam generated
1 Mt

Electricity purchased
16.4 Mt



Electricity and steam
0 Mt
Emissions arise during generation and transportation

Total supply Chain Emissions = 32.1Mt#; Origin's Equity Emissions = 3.8Mt

Origin energy

Represents about 12% of Australia's stationary energy emissions

How we are making a difference...
Reducing our greenhouse gas intensity



- Reducing our own emissions
  - Since January 2004 we have abated GHG emissions from Origin's Australian offices, shops and LPG terminals
  - This year, we extended our emissions reduction program to our air and vehicle travel
- Generating electricity from gas
  - Our generation fleet is based on gas turbines and have permitted the development of gas-fired power stations at three sites - Spring Gully and Darling Downs in Queensland and Mortlake in Victoria
- Investing in renewable energy
  - We have built a pilot SLIVER solar cell manufacturing plant in Adelaide and commercialisation activities are well advanced
  - We are the largest shareholder in Geodynamics, which is developing a significant geothermal resource in South Australia's Cooper Basin
  - We have facilitated the development of wind farms by fully contracting output

Origin energy

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How we are making a difference…
Reducing the carbon intensity of our customer's energy use


origin

- Over 100,000 green energy customers on a range of products
- First greenhouse-gas neutral natural gas offering
- First solar-electricity retail product
- Innovative offerings such as the recent groundbreaking deal to make the AFL "carbon neutral" by 2009
- We continue to be the Australian retail market leader for the installation of grid-connected solar power systems
- Origin has committed to lead the consortium to deliver the Adelaide Solar Cities Project

Our GreenEarth range of products has cemented us as the leading green energy provider, with competitive differentiation in a rapidly growing market

Origin energy

Origin has clearly established its leadership position in green energy sales and carbon responsibility...



Green Power Customers in Australia
Market
Origin
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06



Other, 1%
Integral, 2%
TRU, 6%
Country Energy, 6%
Origin Energy, 26%
Energy Australia, 21%
Sun Retail*, 9%
Powerdirect*, 4%
* Approximate
Ergon, 11%
AGL, 13%

- In September 2006 GreenPower customers across Australia totalled nearly 350,000 and were growing rapidly
- At that time Origin had a 26% share of the market, or 35% if Sun Retail is combined with Origin

... resulting in continuing and credible retail market more differentiation and emerging brand strength

Origin energy

* Source : GreenPower Qtrly Report : Q3 Sep 06 (Market Share adjusted Energex : 2/3 Origin, 1/3 AGL)

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We have launched a voluntary Carbon Reduction Scheme (CRS) to facilitate companies further reduction in their greenhouse gas emissions



Supply
Renewable Generation
Energy Efficiency
Fuel switching
Bio Sequestration
Industrial Emission Reductions
Fugitive Emission Reduction
Other
Carbon Reduction Scheme
Origin energy
Demand
Electricity
Travel
• Air
• Car
Gas
• Natural Gas
• LP Gas
Other products and services

- Promotes activities that reduce greenhouse gas emissions
- Values greenhouse gas emission reductions
- Enables the development of a wide range of carbon offset products for various applications
- Ensures that for every tonne of carbon offset product sold, a tonne of carbon emissions is actually reduced

Origin energy

How we are making a difference...
Minimise any adverse impact that our activities have on the local environment



- We have ongoing land remediation and rehabilitation programs
- We conduct projects to monitor biodiversity
- Conducted studies to assess impact of CSG extraction on aquifers and evaluate cost effective options for making produced water suitable for irrigation or creek discharge
- Investing in gas-fired power generation which has the lowest CO_2 intensity of technology currently available for meeting medium term base-load needs
- Reducing water use for power generation - an air cooled CCGT will use only 200 mega litres (ML) of water per annum compared with around 7,500 ML pa for a comparable black coal plant currently used in Queensland and NSW

Origin energy

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We have been trialling reverse osmosis (RO) plants for our largest CSG sites for some years…

Containerised RO plant



Liquid gypsum dosing prior to irrigation



Irrigation in progress



Barley under crop



… and in April announced a commercial scale RO plant as part of the next $50 million development phase of Spring Gully

Our social objectives

- To provide a satisfying and rewarding working environment for all our employees
- To eliminate or manage hazards and practices in our business that could cause accident, injury or illness to people, damage to property or unacceptable impacts on the environment
- To maintain community support and goodwill for the company's activities





Origin energy

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How we are making a difference...
Provide a satisfying working environment for all employees





- Origin is growing quickly and employs 3,400 people
- Once gain, in 2007 Origin was accredited as an EOWA Employer of Choice
- Work/life balance policies and guidelines have been formalised
- Matched giving program - allowing staff to make contributions to selected charities, which are matched by the company up to $100,000
- Employee volunteering - 127 days of volunteering leave taken last year

Origin energy

How we are making a difference...
Eliminating or managing hazards and practices in our business



Origin

- An Operational Risk Committee, comprised of senior managers, reviews health, safety and environmental risks
- Employee share plan linked to safety targets
- 5.5 lost time and moderate medical injuries per million hours worked
- Improvement plans have been put in place

Origin energy

How we are making a difference...
Maintaining community support and goodwill for the company's activities



- Formal community consultation procedures for all new projects and existing operations
- Origin's Matched Giving Program partners include:
  - The Salvation Army
  - The Big Issue
  - The Australian Conservation Foundation
  - Clean Up Australia
  - Royal Flying Doctor Service
  - Inspire Foundation
  - Oxfam Australia
- School-based energy efficiency programs

Origin energy

How we are making a difference...
Customer hardship


PAYMENT DUE NOW

- We have a community liaison team to assist customers in hardship through, matched payment plans and other incentives. In 2005/06 we assisted 15,000 people through this program
- We work with NGOs to conduct energy audits and provide interest free loans for purchase of energy efficient appliances
- We have a National Customer Consultative council - who provide valuable feedback on initiatives before their implementation

Origin energy

082-34934

Our economic objective is to provide sustainable returns to our key economic stakeholders...



Distribution of gross value added ($m)
1,000
800
600
400
200
0
2002 2003 2004 2005 2006
Capital providers
Employees
Government and community
Employee wages and salaries ($m)
400
300
200
100
0
2002 2003 2004 2005 2006
Capital providers ($m)
1,000
800
600
400
200
0
2002 2003 2004 2005 2006
Capital providers
Retained profit
Dividends
Government and community ($m)
250
200
150
100
50
0
2002 2003 2004 2005 2006
Community
Other Government Charges
Tax
Royalties

... which we track by measuring the value created across the business and how it is allocated

Origin energy

However addressing sustainability is never complete...



- Over the last year, a team drawn from across Origin reviewed our sustainability aspirations and objectives, to ensure that we are balancing the needs of our stakeholders and gain engagement from all parts of the business
- We are developing a scorecard with further aspirational environmental, social and economic targets aligned to our key stakeholder groups of people, customers, community and investors
- Programs are currently being finalised to assist us in achieving these targets



... and we continue to refresh and progress our sustainability focus

Origin energy

082-34934

origin energy

For more information

For more information on Origin Energy please contact

Angus Guthrie

Manager, Investor Relations

Email: angus.guthrie@originenergy.com.au

Office: +61-2-8345 5558

Mobile: + 61-4-1786 4255

Alternatively visit our website

www.originenergy.com.au

and follow the prompts to the Investor Centre

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange	Date	23 April 2007
From	Bill Hundy	Pages	3
Subject	**SUBSTANTIAL HOLDER - CHANGE OF INTERESTS**		

We wish to advise that the substantial shareholding of Origin Energy Limited in Geodynamics Limited (GDY) has altered and attach the Form 604 Notice of Change of Interests of Substantial Holder.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Copy to: Company Secretary
Geodynamics Limited

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Geodynamics Limited

ACN/ARSN: ACN 095 006 090

1. Details of substantial holder (1)

Name: Origin Energy Limited

ACN/ARSN (if applicable): ACN 000 051 696

There was a change in the interests of the substantial holder on: 19 / 4 / 2007

The previous notice was given to the company on: 28 / 3 / 2007

The previous notice was dated: 28 / 3 / 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	15,830,722	13.27%	18,469,176	11.40%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
19/4/2007	Origin Energy Limited	Dilution of holding by issue of 38,202,691 securities and acquisition of 2,638,454 securities through the Renounceable pro rata Entitlement Offer	$1.00 per share	Ordinary 2,638,454	Ordinary 2,638,454
30/3/2007	Origin Energy Limited	Dilution of holding by issue of 4,525,000 securities	-	-	-

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Origin Energy Limited	Origin Energy Limited	Origin Energy Limited	Holder of fully paid ordinary shares	Ordinary 18,469,176	18,469,176

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Origin Energy Limited	Level 45 Australia Square, 264-278 George Street, Sydney, NSW, 2000

Signature

print name William M Hundy capacity Secretary

date 23 / 4 / 2007

sign here [signature]

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Origin energy

082-34934

RECEIVED

2007 MAY 10 A 10:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	19 April 2007
From	Bill Hundy	Pages	3
Subject	BEHARRA SPRINGS 4 GAS APPRAISAL WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA		

Please find attached an update on the Beharra Springs 4 Gas Appraisal Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

19 April 2007

Beharra Springs 4 Gas Appraisal Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Beharra Springs 4 gas appraisal well operated by its subsidiary Origin Energy Developments Pty Ltd.

Beharra Springs 4

Well type:	Gas Appraisal (onshore)
Location:	Perth Basin, Western Australia (L11) The Beharra Springs 4 surface location is approximately 30 kilometres southeast of the township of Dongara and 2 kilometres north of the Beharra Springs Gas Plant. Latitude: 29° 26' 41.00" S Longitude: 115° 09' 01.94" E
Interests:	Origin Energy Developments Pty Ltd* (Operator) 67.0% ARC (Beharra Springs) Pty Ltd** 33.0% * A wholly owned subsidiary of Origin Energy Limited ** A wholly owned subsidiary of ARC Energy Limited
Objective:	Primary target: Wagina Sandstone Proposed total depth: 3,374 metres measured depth The Century 18 drilling rig is being used to drill Beharra Springs 4 vertically to an intermediate casing depth at approximately 3,240 metres measured depth in the lower Kockatea Shale. The well will be suspended after intermediate casing is set and the Century 18 rig will be released. The target reservoir section of Beharra Springs 4 will be drilled underbalanced using a Coil Tubing Unit (CTU) in May 2007 to a planned final total depth at approximately 3,374 metres measured depth.
Progress and Status:	The well commenced drilling on 28 March 2007 using the Century 18 drilling rig. 311 millimetre (12-1/4 inch) hole was drilled to 1,007 metres measured depth. 244 millimetre (9-5/8 inch) surface casing was set at 1,004.6 metres measured depth. At 06:00 hours WST today, the activity was drilling ahead in 216 millimetre (8-1/2 inch hole) at 3,086 metres. The well will be drilled to the planned intermediate total depth at 3,240 metres measured depth in the Kockatea Shale.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Progress since last report has been 456 metres.

For further information contact:

Paul Zealand
General Manager – Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	19 April 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,456
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**18 April 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**871,903,256**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,793,400	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 19 April 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

Origin energy

RECEIVED

2007 MAY 10 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	13 April 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	44,544
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	25,000 @ $3.396826 19,544 @ $4.146826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 April 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
871,872,800	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,823,856	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

082-34934

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

082-34934

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 13 April 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	13 April 2007
From	Bill Hundy	Pages	3
Subject	BEHARRA SPRINGS 4 GAS APPRAISAL WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA		

Please find attached an update on the Beharra Springs 4 Gas Appraisal Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

13 April 2007

Beharra Springs 4 Gas Appraisal Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Beharra Springs 4 gas appraisal well operated by its subsidiary Origin Energy Developments Pty Ltd.

Beharra Springs 4

Well type: Gas Appraisal (onshore)

Location: Perth Basin, Western Australia (L11)

The Beharra Springs 4 surface location is approximately 30 kilometres southeast of the township of Dongara and 2 kilometres north of the Beharra Springs Gas Plant.

Latitude: 29° 26' 41.00" S
Longitude: 115° 09' 01.94" E

Interests:

Origin Energy Developments Pty Ltd* (Operator)	67.0%
ARC (Beharra Springs) Pty Ltd**	33.0%

* A wholly owned subsidiary of Origin Energy Limited
** A wholly owned subsidiary of ARC Energy Limited

Objective:

Primary target: Wagina Sandstone
Proposed total depth: 3,374 metres measured depth

The Century 18 drilling rig is being used to drill Beharra Springs 4 vertically to an intermediate casing depth at approximately 3,240 metres measured depth in the lower Kockatea Shale. The well will be suspended after intermediate casing is set and the Century 18 rig will be released. The target reservoir section of Beharra Springs 4 will be drilled underbalanced using a Coil Tubing Unit (CTU) in May 2007 to a planned final total depth at approximately 3,374 metres measured depth.

Progress and Status: The well commenced drilling on 28 March 2007 using the Century 18 drilling rig. 311 millimetre (12-1/4 inch) hole was drilled to 1,007 metres measured depth. 244 millimetre (9-5/8 inch) surface casing was set at 1,004.6 metres measured depth.

At 06:00 hours WST today, the activity was drilling ahead in 216 millimetre (8-1/2 inch hole) at 2,630 metres. The well will be drilled to the planned intermediate total depth at 3,240 metres measured depth in the Kockatea Shale.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Progress since the 5 April 2007 report has been 1,300 metres.

For further information contact:

Paul Zealand
General Manager – Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

082-34934

Origin energy

RECEIVED

2007 MAY 10 A 9:3

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	5 April 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

1/1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.396826
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	871,828,256	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**13,868,400**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

082-34934

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

082-34934

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 5 April 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	30 March 2007
From	Bill Hundy	Pages	3
Subject	**CONTACT ENERGY'S CHALLENGE TO CUT ELECTRICITY EMISSIONS**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

30 March 2007

Contact's '40 per cent challenge' to cut electricity emissions

Greenhouse gas emissions from New Zealand's electricity system can be cut by 40 per cent within seven years, Contact Energy chief executive, David Baldwin, said today.

Mr Baldwin said in developing Contact's submission on the Government's draft New Zealand Energy Strategy, it had become clear that reducing greenhouse gas emissions from electricity generation by 40 per cent within seven years was achievable.

Contact today released its submission on the draft New Zealand Energy Strategy. The submission will be available on the Contact website www.contactenergy.co.nz shortly.

"The electricity generation sector can cut emissions of greenhouse gases quite quickly, and Contact's submission on the draft strategy shows how," said Mr Baldwin.

"This is our challenge to the generation sector. Contact is adopting the 40 per cent target as a company goal, and we hope other players will join us," he said.

"Achieving this goal will require the right policy settings, including on carbon-pricing, the ability of new gas-fired generation to displace coal and the ability to consent significant renewable projects without unnecessary delay.

"If the eventual energy strategy delivers these policy outcomes, New Zealand's energy generation sector can lead the world in significantly reducing its carbon dioxide emissions and building upon what is already a clean, renewable base."

Mr Baldwin said Contact would lead the way towards realising these reductions through the Contact Energy Climate Change Action Plan, which could deliver a reduction of around 2.5 million tonnes of carbon dioxide emissions annually from generation-based activities. This would be well over half of the 3.2 million tonnes which makes up the 40 per cent target.

The Contact Energy Climate Change Action Plan is a combination of new generation initiatives, and a programme to help the company's more than 500,000 customers reduce their personal greenhouse gas emissions by one million tonnes by 2014.

"Contact plans to invest up to $2 billion in new renewable wind and geothermal projects over the next five years, with baseload geothermal generation in particular able to displace thermal generation," said Mr Baldwin.

Contact's submission also illustrates how using modern gas-fired plants to displace older thermal generation can significantly reduce carbon dioxide emissions.

"While we have deferred an investment decision on our consented Otahuhu C gas-fired power station, our analysis shows this plant has an important future role to play through displacing existing high-emission plant and ensuring the country's thermal generation is as clean and efficient as possible," said Mr Baldwin.

Mr Baldwin acknowledged there would be competition to upgrade the country's thermal generation fleet in order to displace older, less efficient plant, but Contact believed its consented Otahuhu C site was the best and most advanced option for New Zealand.

"The role of thermal generation for energy security must not be ignored. Even generators with only renewable plant rely on thermal power stations from other generators, without which they could not currently provide New Zealanders with a secure electricity supply.

"Introducing a market-based price for carbon and displacing old, inefficient thermal generation with new renewables and high-efficiency gas-fired plant are the keys to significantly reducing the electricity sector's emissions."

Mr Baldwin said while electricity generation emissions made up just 10 per cent of the nation's total, the generation sector could lead the rest of the New Zealand economy into taking action and making a real difference.

"We understand that our customers and the public are concerned about climate change and Contact is committed to making a difference and helping to actually reduce carbon dioxide emissions.

"Our submission on the draft New Zealand Energy Strategy shows how the vision of a cleaner and more climate-friendly energy sector can be achieved," he said.

Ends

Bruce Parkes
General Manager, Corporate Affairs
04 4621089
0274 506543

082-34934

Origin energy

RECEIVED

2007 MAY 10 A 10:

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	4 April 2007
From	Bill Hundy	Pages	11
Subject	**APPENDIX 3Y NOTICES**		

Please find attached Appendix 3Y - Change of Director's Interest Notices for:

- G A King
- H M Nugent
- J R Williams
- T Bourne
- C B Carter

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

1/1

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grant A King
Date of last notice	2 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Austrust G A King Private Superannuation Fund • Fabco Investments Pty Limited
Date of change	30 March 2007
No. of securities held prior to change	34,021 Ordinary Fully Paid Shares held directly 263,958 Ordinary Fully Paid Shares held indirectly 2,000,000 Origin Energy Limited Options held directly
Class	Ordinary Shares
Number acquired	3,067
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.8229 per share

+ See chapter 19 for defined terms.

No. of securities held after change	34,407 Ordinary Fully Paid Shares held directly 266,639 Ordinary Fully Paid Shares held indirectly 2,000,000 Origin Energy Limited Options held directly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent
Date of last notice	2 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	30 March 2007
No. of securities held prior to change	3,221 Ordinary Fully Paid Shares held directly 13,372 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	189
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.8229 per share
No. of securities held after change	3,410 Ordinary Fully Paid Shares held directly 13,372 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

082-34934

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Roland Williams
Date of last notice	2 March 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	30 March 2007
No. of securities held prior to change	21,319 Ordinary Fully Paid Shares held directly 15,016 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	179
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.8229 per share
No. of securities held after change	21,498 Ordinary Fully Paid Shares held directly 15,016 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

082-34934

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Bourne
Date of last notice	3 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	30 March 2007
No. of securities held prior to change	27,879 Ordinary Fully Paid Shares held directly 13,046 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	464
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.8229 per share
No. of securities held after change	28,343 Ordinary Fully Paid Shares held directly 13,046 Ordinary Fully Paid Shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Colin B Carter
Date of last notice	3 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Colangie Nominees Pty Ltd – Colin Carter a Director • Origin Energy Non-Executive Directors' Share Plan (NEDSP)
Date of change	30 March 2007
No. of securities held prior to change	6,836 Ordinary Fully Paid Shares held directly 26,516 Ordinary Fully Paid Shares held indirectly
Class	Ordinary
Number acquired	379
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.8229 per share

+ See chapter 19 for defined terms.

No. of securities held after change	7,057 Ordinary Fully Paid Shares held directly 26,674 Ordinary Fully Paid Shares held indirectly
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities pursuant to Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

082-34934

Origin energy

RECEIVED

2007 MAY 10 A 10:31

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	5 April 2007
From	Bill Hundy	Pages	3
Subject	BEHARRA SPRINGS 4 GAS APPRAISAL WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA		

Please find attached an update on the Beharra Springs 4 Gas Appraisal Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

5 April 2007

Beharra Springs 4 Gas Appraisal Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Beharra Springs 4 gas appraisal well operated by its subsidiary Origin Energy Developments Pty Ltd.

Beharra Springs 4

Well type: Gas Appraisal (onshore)

Location: Perth Basin, Western Australia (L11)

The Beharra Springs 4 surface location is approximately 30 kilometres southeast of the township of Dongara and 2 kilometres north of the Beharra Springs Gas Plant.

Latitude: 29° 26' 41.00" S
Longitude: 115° 09' 01.94" E

Interests:

Origin Energy Developments Pty Ltd* (Operator)	67.0%
ARC (Beharra Springs) Pty Ltd**	33.0%

* A wholly owned subsidiary of Origin Energy Limited
** A wholly owned subsidiary of ARC Energy Limited

Objective:

Primary target: Wagina Sandstone
Proposed total depth: 3,374 metres measured depth

The Century 18 drilling rig is being used to drill Beharra Springs 4 vertically to an intermediate casing depth at approximately 3,240 metres measured depth in the lower Kockatea Shale. The well will be suspended after intermediate casing is set and the Century 18 rig will be released. The production section of Beharra Springs 4 will be drilled underbalanced using a Coil Tubing Unit (CTU) in May 2007 to a planned final total depth at approximately 3,374 metres measured depth.

Progress and Status: The well commenced drilling on 28 March 2007 using the Century 18 drilling rig. 311 millimetre (12-1/4 inch) hole was drilled to 1,007 metres measured depth. 244 millimetre (9-5/8 inch) surface casing was set at 1,004.6 metres measured depth.

082-34934

At 06:00 hours WST today, the activity was preparing to run back in the hole to drill ahead in 216 millimetre (8-1/2 inch hole) at 1,330 metres. The well will be drilled to the planned intermediate total depth at 3,240 metres measured depth in the Kockatea Shale.

Progress for the week was 1,100 metres.

For further information contact:

Paul Zealand
General Manager – Exploration & Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

Origin energy

082-34934

ASX Release

4 April 2007

Origin Energy enters conditional sale agreement for its Networks business

Origin Energy Limited (Origin) today announced that it had entered into a conditional agreement to sell its Networks business to the APA Group (APA) for $556.5 million.

Origin announced in conjunction with its acquisition of Sun Retail that it would initiate a review of its ownership of the Networks business, consisting of the Origin Energy Asset Management business which provides management and operations services to Envestra Limited, a 17% interest in Envestra Limited and a 33.3% interest in the SEA Gas pipeline. There is also a range of smaller complementary assets included in the sale.

Mr Grant King, CEO of Origin, said: "We are pleased with the outcome of the sales process. A condition of the sale is that Origin obtain from Envestra the necessary consents or appropriate amendments to allow the transfer of the operating and management agreements. Origin and APA will be working with Envestra to satisfy these conditions.

This sale will enable Origin to continue its focus on building an integrated business in the contestable segments of the energy markets in Australia and New Zealand."

For further information please contact:

Angus Guthrie
Manager, Investor Relations
Telephone: (02) 8345 5558
Mobile: 0417 864 255

About Origin Energy: *With a history dating back 140 years, Origin Energy is a leading Australian ASX-listed energy company and participates in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy currently supplies energy to around 3 million Australian homes and businesses and employs over 3,300 people. Origin Energy is also the major shareholder in New Zealand's Contact Energy. In 2005-06 Origin's revenue was $5,950 million.*

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

Origin energy

RECEIVED

2007 MAY 10 A 10:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	30 March 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the issue of shares under the Origin Energy Dividend Reinvestment Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

1/1

4Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,212,741
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$8.8229
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Dividend Reinvestment Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 March 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	871,808,256	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**13,888,400**	**Options**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**All Shares Participate Equally**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**N/A**
12	Is the issue renounceable or non-renounceable?	**N/A**
13	Ratio in which the +securities will be offered	**N/A**
14	+Class of +securities to which the offer relates	**N/A**
15	+Record date to determine entitlements	**N/A**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**N/A**
17	Policy for deciding entitlements in relation to fractions	**N/A**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**N/A**
19	Closing date for receipt of acceptances or renunciations	**N/A**

+ See chapter 19 for defined terms.

082-34934

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 30 March 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

RECEIVED

2007 MAY 10 A 10:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office		1300 300 201
Company	Australian Stock Exchange Limited	Date	3 April 2007
From	Bill Hundy	Pages	4
Subject	**MEDIA RELEASE**		

For your information, please find attached a media release entitled "Spring Gully Coal Seam Gas Production to Expand".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

Media Release

3 April 2007

Spring Gully Coal Seam Gas Production to Expand

Origin Energy Limited (Origin) today announced that it has committed to invest a further $53 million to expand coal seam gas (CSG) production from the Spring Gully CSG field by a further 20 terajoules per day as well as the construction of a reverse osmosis water treatment plant.

The reverse osmosis water treatment plant is being built to assist in managing the water that is produced as part of the process of recovering CSG. The decision to proceed follows a successful 6 month trial in which high quality water has been produced.

This investment is in addition to the $114 million expansion of Spring Gully announced last July and takes Origin's total investment in Queensland to over $2 billion since 2000.

Today's announcement was made as the Minister for Energy, the Hon Geoff Wilson and the Minister for the Environment and Multiculturalism, the Hon Lindy Nelson-Carr visited the Spring Gully Plant to inspect the plant's operational facilities and progress on the expansion activities.

Origin's Chief Operating Officer, Ms Karen Moses said "This additional investment is further evidence of the key role that CSG is playing in meeting Queensland energy needs. CSG already supplies the majority of Queensland's gas requirements and has the potential to fuel gas-fired power generation with much lower greenhouse gas emissions than today's coal-fired power plants.

"The Spring Gully field is already supplying major industrial customers such as Queensland Alumina Ltd in Gladstone, and through a gas swap agreement is supplying significant gas into New South Wales. Further expansion of the field will service new contracts with Incitec Pivot commencing in the second half of this year and will provide additional supply and flexibility for Origin's own requirements.

"In addition to this investment Origin is currently assessing the feasibility of building base load gas-fired power generation in Queensland. Should a power station development be approved in the coming months we would expect to announce further investment in CSG production facilities to gradually build our delivery capacity to service this major investment in energy infrastructure for Queensland."

Origin has spearheaded the development of the coal seam gas industry in Queensland through its extensive acreage position, large and expanding reserves base and its substantial production operations. At 30 June 2006 Origin held proved and probable (2P) CSG reserves in central Queensland to 1,378 PJ, while recent announcements of reserves increases by the Operators of other fields in which Origin has interests (Fairview, Bellevue, Argyle and Kenya) are likely to result in substantial additions to this position following Origin's annual review of reserves at 30 June 2007.

Origin Energy Limited ABN 30 000 051 696 • Level 21 Melbourne Central 360 Elizabeth Street Melbourne VIC 3000
GPO Box 186 Melbourne VIC 3001 • Telephone (03) 9652 5555 • Facsimile (03) 9652 5536 • www.originenergy.com.au

Origin energy

082-34934

For further information, please contact:

For Media

Tony Wood
General Manager Public and Government Affairs
Ph: 03 9652 5506
Mobile: 0419 642 098

Or

Wayne Gregory
National Manager Public Affairs
Ph: 03 9652 5886
Mobile: 0419 587 375

For Investors

Angus Guthrie
Manager Investor Relations
Ph: 02 8345 5558
Mobile: 0417 864 255

About Origin Energy - With a history dating back 140 years, Origin Energy is a leading Australian ASX listed energy company and participates in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy supplies energy to more than 3 million Australian homes and businesses and employs over 3,380 people. Origin Energy is also the major shareholder in New Zealand's Contact Energy. In 2005-06 Origin's revenue was $5,950 million

Origin in Queensland at a glance:

- *Has invested over $2,000 million in oil and gas production, exploration and power generation and energy retailing since 2000*
- *Employs around 800 Queenslanders in its oil and gas, retail and LPG businesses*
- *National head office for the exploration, oil and gas production, Sun retail and LPG business*
- *Owns and operates the Spring Gully Gas Plant in Central Queensland where by September 2007 it will have invested over $360 million*
- *Is the leading producer of coal seam gas in Queensland supplying over 30% of Queensland's natural gas needs and has an active exploration program drilling to secure additional reserves*
- *Owns and operates the Roma and Mt Stuart Power Stations and has a 50% interest in the Bulwer Island Power Station*
- *Manages over 2,600 km of gas distribution pipelines*
- *Retails natural gas, LPG and electricity to over 1 million customers in Queensland*
- *Planning approvals to construct power stations at Spring Gully, near Roma and Darling Downs near Braemar.*

Attached is a map of Origin's Coal Seam Gas interests in Queensland.

Origin energy

Origin Energy Exploration and Production Assets - South East Queensland



Queensland
Rockhampton
Coral
Sea
0
80
Kilometres
Emerald
Bowen Basin
Gladstone
Rolleston
Denison Trough
Bundaberg
LEGEND
Origin permit
Origin CSG permit
Gas pipeline Origin interest
Pipeline
Production facility
Proposed production facility
Yellowbank
Fairview (Origin 24%)
Spring Gully (Origin 97%)
Peat (Origin 100%)
Bellevue (Origin 29%)
Peaking Power Station
Roma
Argyle (Origin 41%)
To Moomba
Orana (Origin 100%)
Talinga (Origin 100%)
Kincora
Brisbane
Kenya (Origin 41%)
Toowoomba
To Jackson
Surat Basin
Tweed Heads
NSW

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	29 March 2007
From	Bill Hundy	Pages	2
Subject	BEHARRA SPRINGS 4 GAS APPRAISAL WELL COMMENCES, ONSHORE PERTH BASIN, WESTERN AUSTRALIA		

Please find attached an announcement detailing the commencement of the Beharra Springs 4 Gas Appraisal Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

29 March 2007

Beharra Springs 4 Gas Appraisal Well Commences, Onshore Perth Basin, Western Australia

Origin Energy Limited advises that operations at the gas appraisal well Beharra Springs 4, operated by Origin Energy and located in the onshore Perth Basin Production Licence L11, commenced at 17:30 hours WST on Wednesday 28 March 2007 using the Century 18 drilling rig. Operation at 06:00 hours WST today was drilling ahead at 230 metres in 311 millimetre (12-1/4 inch) hole.

Beharra Springs 4 is located 30 kilometres southeast of the township of Dongara and 2 kilometres north of the Beharra Springs Gas Plant. The primary target is the Late Permian Wagina Sandstone, the main producing reservoir in the Beharra Springs, Beharra Springs North and Tarantula gas fields.

Beharra Springs 4 is designed to appraise the Wagina Sandstone in a compartment interpreted as being separated from the main Beharra Springs gas field.

Surface co-ordinates for the Beharra Springs 4 drilling location are as follows:

Latitude:	29° 26' 41.00" S
Longitude:	115° 09' 01.94" E

The Century 18 drilling rig is being used to drill Beharra Springs 4 vertically to an intermediate casing depth at approximately 3,240 metres measured depth in the lower Kockatea Shale. The well will be suspended after intermediate casing is set and the Century 18 rig will be released. The production section of Beharra Springs 4 will be drilled underbalanced using a Coil Tubing Unit (CTU) in May 2007 to a planned final total depth at approximately 3,374 metres measured depth. Total anticipated aggregate time to drill and case the intermediate hole is 28 days.

Participants in L11 and Beharra Springs 4 are:

Origin Energy Developments Pty Ltd* (Operator)	67.0%
ARC (Beharra Springs) Pty Ltd**	33.0%

* A wholly owned subsidiary of Origin Energy Limited
** A wholly owned subsidiary of ARC Energy Limited

For further information contact:

Paul Zealand
General Manager – Exploration and Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

082-34934

Origin energy

RECEIVED

2007 MAY 10 A 10:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange	Date	28 March 2007
From	Bill Hundy	Pages	3
Subject	**SUBSTANTIAL HOLDER - CHANGE OF INTERESTS**		

We wish to advise that the substantial shareholding of Origin Energy Limited in Geodynamics Limited (GDY) has altered and attach the Form 604 Notice of Change of Interests of Substantial Holder.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Copy to: Company Secretary
Geodynamics Limited

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Geodynamics Limited
ACN/ARSN	ACN 095 006 090

1. Details of substantial holder (1)

Name	Origin Energy Limited
ACN/ARSN (if applicable)	ACN 000 051 696

There was a change in the interests of the substantial holder on	22 / 2 / 2007
The previous notice was given to the company on	5 / 5 / 2006
The previous notice was dated	27 / 4 / 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	15,830,722	14.38%	15,830,722	13.27%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
13/3/2007	Origin Energy Limited	Dilution of holding by issue of 84,060 securities	-	-	-
22/2/2007	Origin Energy Limited	Dilution of holding by issue of 7,800,000 securities	-	-	-
3/11/2006	Origin Energy Limited	Dilution of holding by issue of 71,154 securities	-	-	-
13/9/2006	Origin Energy Limited	Dilution of holding by issue of 366,665 securities	-	-	-
16/6/2006	Origin Energy Limited	Dilution of holding by issue of 775,194 securities	-	-	-
17/5/2006	Origin Energy Limited	Dilution of holding by issue of 44,474 securities	-	-	-

082-34934

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Origin Energy Limited	Origin Energy Limited	Origin Energy Limited	Holder of fully paid ordinary shares	Ordinary 15,830,722	15,830,722

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Origin Energy Limited	Level 45 Australia Square, 264-278 George Street, Sydney, NSW, 2000

Signature

print name William M Hundy capacity Secretary

date 28 / 3 / 2007

sign here [signature]

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

082-34934

RECEIVED

2007 MAY 10 A 10:

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 March 2007
From	Bill Hundy	Pages	117
Subject	**CONTACT ENERGY INVESTOR PRESENTATIONS**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

CONTACT

27 March 2007

Investor presentation slides available

Slides from Contact Energy's investor presentations to be given today in Taupo are now available under the Investor section of the Contact website www.contactenergy.co.nz.

Jonathan Hill
Communications Manager
04 462 1285

Chief Executive Introduction

Presentation to Investors

Taupo

27 March 2007

CONTACT

CONTACT

Disclaimer

These presentations may contain projections or forward looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.

Introduction

Agenda – Tuesday 27 March

Tues		
10.30am	Chief Executive Introduction	David Baldwin
11.00am	NZ Energy Strategy	Bruce Parkes
12.00pm	Fuels Update	Liz Kelly/Mark Trigg
1.00pm	Lunch	
2.00pm	Rockgas	Liz Kelly/ Mark Trigg
3.00pm	Break	
3.20pm	Geothermal	David Thomas, Ted Montague, Murray Stanley
5.00pm	Chief Executive wrap up	David Baldwin
5.20pm	Round table with the Hon David Parker	Hon. David Parker
7.00pm	Bus departs for dinner	Main foyer, Millennium Hotel
7.15pm	Dinner	The Terraces Hotel

Agenda – Wednesday 28 March

Wed		
7.15am	Check out of hotel and be ready to depart	All
7.45am	Bus departs for offsite and travels to Ohaaki and Tauhara	David Thomas, Murray Stanley, Ted Montague
9.15am	Wairakei steam field	David Thomas, Murray Stanley, Ted Montague
9.55am	Bus drives back to Wairakei for tour of binary plant and viewing platform	David Thomas, Murray Stanley, Ted Montague
11.15am	Walk to Huka Jet	All
12.15pm	Lunch at Prawn Park	All
1.15pm	Bus departs for activities	All
1.30pm	Drop off for golfers and fishers	All
4.15pm	Golfers collected and transported to airport	All
4.30pm	Bus collects fishing participants and transported to airport	All

Strategy Overview

Overview of industry and Contact

A Growing Market

- Demand for electricity and LPG has grown over 2% p.a. over the last 20 years
- Gas demand has fallen as larger industrial consumers face rising prices

A Growing Company

- Contact's earnings have grown around 10% p.a. since listing in 1999
- At listing, Contact had around 485,000 customers, today that number is around 590,000, an increase of 22%



NZ End Use Statistics
Energy Sales (PJs p.a.)
400
350
300
250
200
150
100
50
0
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
Electricity
Natural Gas
LPG



Contact Revenue and Earnings Growth Since Listing
NZ$ Millions per FY
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1999
2000
2001
2002
2003
2004
2005*
2006
Revenue
EBITDA
NPAT

*2005 shown as the 12 months to June 2005

CONTACT

Business strategy

- Over the next 5 years Contact's primary opportunities lie in:
  - leveraging opportunities in a carbon constrained market
  - developing and executing renewable generation options
  - optimising the value of the integrated business model
  - maximising the value of the customer base
  - developing thermal options consistent with the changing shape of the generation base
  - leveraging value from the Rockgas acquisition
  - maximising the Contact-Origin relationship



Generation Development Capex
NZ$Millions p.a.
600
500
400
300
200
100
0
7
149
417
394
443
494
314
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14

- The company's key challenge is to mitigate the impact of increasing gas costs and decreasing gas flexibility on earnings. Other challenges arise from:
  - increasing competition in both the generation and retail segments
  - regulatory intervention in the market design – particularly if NZ experiences another supply interruption

CONTACT

Benefits of the integrated energy strategy

- Operating cashflow per share has increased at a CAGR of over 20% p.a.
- EPS is 60% higher than at listing at 42cps
- Since listing Contact has delivered a total shareholder return of 19% per annum and significantly outperformed the NZX50 since 2001



OCFPS
EPS
DPS
Cents per share
0
10
20
30
40
50
60
70
80
20 26 16
17 16 17
44 23 19
28 19 21
49 21 23
66 25 26
30 26 18
75 42 26
1999
2000
2001
2002
2003
2004
2005*
2006

NB: 2005 was a change in Financial Year End, data shown here is for the 9 month period



Contact Performance Against NZ Top 50
CEN
0
100
200
300
400
500
600
700
800
900
1000
NZ50
0
1000
2000
3000
4000
5000
6000
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
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CEN (LHS)
NZ50G (RHS)

NZ Energy Strategy and Other Regulatory Issues

Presentation to Investors

Taupo

27 March 2007

CONTACT

Disclaimer

These presentations may contain projections or forward looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.

CONTACT

Contact's positioning on climate change

- Our belief - climate change is being driven by human activity - the cost of doing nothing is less than the cost of taking action
- Contact will take a leadership position on the issue – regarding climate change as a business opportunity not a threat
- Our diverse generation portfolio and development options position us well to play a key role in achieving the Government's energy strategy outcomes

CONTACT

The industry 40 per cent challenge – reduce electricity sector emissions by 40 per cent within seven years

- Our challenge to the sector – we hope other players will take it up as well
- This challenge is at the heart of our NZES submission and our positioning on climate change
- Can be achieved by
  - major investment in renewable energy
  - new gas fired plant to displace Huntly from its current base load role
- A $20-30/tonne carbon price will push the SRMC of CCGTs using gas below Huntly SRMC
- Current EU market price is $35/tonne for December 2008 emissions
- A 40 per cent reduction in emissions requires a 3.5m tonnes pa reduction from 2006 levels (adjusted for mean hydro conditions)
- The Contact target is to make the investment needed to achieve at least half if not more of this reduction
- Our $2 billion renewable programme and Otahuhu C would achieve this

How 40 per cent reduction in emissions can be achieved



Forecast CO2 Emissions from Thermal Generation (million tonnes per year)
12
11
10
9
8
7
6
5
4
3
2
1
0
Coal
Gas
Geothermal
Committed projects
Possible projects that are economic
2006 calendar year (adjusted for mean hydrology)
Demand growth
Demand efficiencies
New renewables with no price on CO2
$20 CO2 price: existing gas fired CCGTs displace Huntly coal
Includes gas fired OTC: further substitution of Huntly coal
Additional new renewables with $20 CO2 price
2013/14 (adjusted for mean hydrology)

CONTACT

New capacity will be needed around 2012/13



GWh or MW
Supply vs Demand:Firm peak capacity (MW)
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Exist Hydro
Exist Geothermal
Certain Hydro
Certain Geothermal
EC demand forecast: 90th percentile
Exist Thermal
Exist Wind
Certain Thermal
Certain Wind
EC demand forecast: expected

CONTACT

There is a window until 2012/13 to develop new renewables

- To bring on renewables in this timeframe needs certainty and support on RMA consenting
- We can deliver Te Mihi in 2011 and Tauhara in 2012 with call-in of at least the Tauhara consent
- We have had positive discussions with Government on call-in possibilities
- We have deferred a decision on Otahuhu C for 12-18 months to allow policy development on pricing carbon to be clarified
- As the only consented thermal site Otahuhu C can be developed quickly if it becomes apparent renewable developments will not happen in time

CONTACT

Pricing carbon is the single most important policy area for the Government

- We support rapid development of a cap and trade system by 2009
- We advocate auctioning not grandfathering of consents for generators
- While the policy can start with electricity generation/stationary energy it must be broadened to other sectors
- We are supporting the NZX development of a NZ carbon market
- The NZ price for carbon should be linked to international markets, particularly Australia

CONTACT

Contact's customer challenge - help our customers reduce their emissions by one million tonnes by 2014

- We are starting with a 2007/08 target to reduce customer emissions by 50,000 tonnes
- Programme of customer offers around energy efficiency
- Part of an overall strategy to make joining or staying with Contact highly attractive to customers
- Launched our carbon calculator backed by Landcare (a Government Crown Research Institute)
- Will move to offer carbon abatement options to allow customers to become carbon neutral at home or become a carbon neutral business

CONTACT

Reviews of the Electricity Market

CONTACT

The Electricity Commission has announced a market design review

- Covers design of market arrangements – not the fundamental question of whether there should be a market or not
- Ministerial review leading up to the NZES canvassed alternatives to the market e.g. single purchaser.
- Conclusion reached was that the market was fundamentally sound but areas of potential improvement could be investigated
- EC review will cover 'spot trading, reserves, ancillary services and hedge markets' as well as arrangements applying to the retail market
- Further development of a hedge market is likely to be seen as a key area for facilitating retail competition
- The area of reserve pricing is an area where we see room for development
- Discussion paper in April and conclusions reached by December 2007

Commerce Commission Inquiry

- The Commerce Commission is undertaking a review of the electricity market to determine whether there is any evidence of breaches of the Commerce Act i.e. anti-competitive behaviour
- Our understanding is that the Commission instigated the review as a 'health check' rather than on the basis of any specific suspected breached of the Commerce Act
- The Commission has indicated to Contact that an update on progress could be expected mid-year

CONTACT

Fuels Update

Presentation to Investors

Taupo

27 March 2007

CONTACT

Disclaimer

These presentations may contain projections or forward looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.

Introduction

- Presentation will cover:
  - Overview of current industry gas supply/demand
  - Current gas market issues
  - Overview of Contact's gas portfolio
  - Managing the complexity of the gas portfolio

082-34934

Gas Supply and Demand

CONTACT

Industry gas supply and demand position

- Supply seems sufficient through to the middle of the next decade, with over supply in the short term
- The extent of renewable construction will be significant driver of demand

NZ Gas Supply Potential
(with P85 ROFR, Turangi & Karewa, demand adjusted for high wind case)


Gas which will struggle to get to market
PJ/annum
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Karewa Field
Turangi - Estimate (Max)
Kupe Mid
Pohokura (Contract profile)
Maui - LT ROFR - Estimate P85
Maui Base
Mangahewa Mid
Kapuni Mid
McKee P50
TAW P50
Rimu/Kauri P50
Minor Fields
Projected demand MED
Projected demand with MX additional sale
Demand in high wind case

Industry gas supply and demand position

- If the Maui P50 gas is confirmed it is possible that the market may stay long into the next decade
- Key question remains the gap from about 2016 -18, depending on demand


NZ Gas Supply Potential
(with P50 ROFR, Turangi & Karewa, demand adjusted for high wind case)
Karewa development may be deferred
PJ/annum
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Karewa Field
Turangi - Estimate (Max)
Kupe Mid
Pohokura (Contract profile)
Maui - LT ROFR - Estimate P50
Maui - LT ROFR - Estimate P85
Maui Base
Mangahewa Mid
Kapuni Mid
McKee P50
TAW P50
Rimu/Kauri P50
Minor Fields
Projected demand MED
Projected demand with MX additional sale
Demand in high wind case

Key Activities

(March 2007)

Northland
The area in red is closed to PIT Petroleum permit application until further notice.
Seismic programmes will be carried out on one permit area in 2007.

Onshore Taranaki
There are well commitments on eight permits in 2007
Seismic programmes will be undertaken in five areas.

Offshore Taranaki
AWE's eight well drilling campaign commenced in late 2006.
Two other permits have well commitments in April 2007.
Remaining activity is 3D seismic acquisition in five permit areas.

East Coast
The area in red is closed to PIT Petroleum permit applications until further notice.
There are two well commitments in April 2007.
Pogo is undertaking a seismic programme.

Canterbury
A second large offshore block was awarded (Origin) and a seismic programme expected to be carried out soon.
Cutter-1 (AWE & Tap) well plugged.

Southland Basin
L&M plans to drill up to six wells in 2007.

Great South Basin
Licensing round underway, bidding closes March 2007.


New Zealand Petroleum Permit Map
Crown Minerals

Current gas market issues

CONTACT

Current gas market issues

- The gas market is dominated by long term contracts and until recently there has been little drive for short term trading
- New gas fields and associated contracts have little flexibility and the transmission arrangements are more rigid
- Accordingly there is increasing need for short term trading to deal with periods of excess or shortage
- The Gas Industry Company is in the process of evaluating possible mechanisms to facilitate short term trading
  - Ranges from promoting standard contracts to development of a trading platform
  - Key issue is the cost benefit analysis associated with more sophisticated platform
  - Despite the need for short term trading there is little discretionary demand for gas
- Transmission arrangements are also creating pressure for more active short term trading
- The next few years will be challenging as the market is in a position of relative over supply

Gas transmission arrangements

Gas Retailers

Gas retailers can purchase and retail gas from virtually anywhere in the reticulated pipeline system.
New Zealand's natural gas retailers are:

Auckland Gas Company
Contact Energy
Directenz
E-Gas
Genesis Energy
Mercury Energy
Nova Gas
Wanganui Gas
OnGas



Represents high pressure transmission pipelines.
Represents the high pressure Maui pipeline owned by the Maui Mining Partners and operated by Vector.
Gas Distributors
GasNet
Powerco
Nova Gas
Vector
Vector
Nova Gas
Vector
Vector
Vector
Whangarei
Auckland
Hamilton
Tauranga
Rotorua
Gisborne
New Plymouth
Napier
Hastings
Palmerston North
Lower Hutt
Wellington
Vector
Nova Gas
Powerco
GasNet
Vector
Nova Gas
Powerco
Powerco

- From Oct 2005, the Maui gas pipeline has been available for transmission of non Maui 367 gas (known as open access)
- Gas is transmitted from Oaonui along the Maui pipeline to welded points
- Two of these key points are Frankley Road and Rotowaro
- These are points of connection with the Vector transmission system for further delivery of gas south and north of the Maui pipeline
- While these are both high pressure transmission pipelines they have quite different arrangements and commercial terms of access

082-34934

Overview of Maui open access arrangements

- Open access is the opening up of the Maui pipeline to allow non Maui 367 gas to be transported
  - Maui 367 gas is "delivered" – it therefore does not attract transportation charges
  - Maui 367 gas has priority rights to the available capacity in the Maui pipeline each day – transportation charges consist of two tariffs (9.6c/GJ and .1149c/GJ/km)
- Open access has been implemented through a code which applies to all users of the pipeline
- Apart from the Maui 367 gas the code does not confer capacity rights on users – available capacity is provided on a daily basis based on nomination
- The regime requires daily balancing of gas receipts and deliveries, and charges can be incurred if shippers exceed certain tolerances. Current mismatch prices are $3.50/GJ (positive mismatch) and $15/GJ (negative mismatch)
- Imbalance is determined by the difference between gas flows and nominations at welded points (ie the points at which the pipeline is connected to offtake points)
- This is relatively simple for certain points on the pipeline (power stations such as New Plymouth and Huntly)
- Imbalance at the Vector welded points is much more complicated since the gas flows at those points represent gas being flowed on behalf of all Vector's transmission customers. Accordingly any charges allocated to Vector must then be passed through to Vector's customers under Vector's transmission arrangements

Overview of Vector gas transmission arrangements

- Unlike the Maui system Vector's transmission arrangements are based on capacity rights
  - Contact has long term fixed price transmission contracts for each of the power stations – these were recently amended to allow for the consequences of open access such as the pass through of charges incurred by Vector at the welded points with the Maui system
  - A separate arrangement with Vector applies to retail gas customers which enables Contact to book capacity on an annual basis
- Essentially the users of the Vector pipeline have rights to use the capacity they have booked and generally pay a fixed payment (and for certain contracts, a variable charge based on throughput)
- Unlike the Maui open access system there is currently no nomination regime for daily gas flows which makes it difficult to allocate gas flows on a daily basis - however, nominations are being introduced for the power stations from the beginning of April and expect to be introduced for retail arrangements from 1 October
- Further, the Vector arrangements are not codified so there is no assurance that all users have the same terms and conditions
- Given the lack of nominations on the Vector regime and an inability to measure quantities downstream, at present Vector is not able to identify on a daily basis which party or parties is responsible for the daily imbalances which arise on the Maui system; instead they use month end reconciliations to try and allocate the costs of imbalance
- This makes it relatively challenging for shippers to manage mismatches on the Vector pipeline

The nomination regime

- Contact makes nominations each day for gas to be injected into the Maui pipeline
- These nominations also address which point on the pipeline the gas is to be shipped to
- If the gas taken at the points nominated is different from that actually taken an imbalance arises
- Gas which flows through the point of interconnection with the Vector system represents the aggregate nominations of a number of shippers
- Currently there is no means to know which party is responsible for imbalance which arises at the Vector points of connection at the time the imbalance arises


Gas nominations made to MDL and gas suppliers
New Plymouth power station
Point of interconnection between Maui and Vector pipelines
Gas being transported by Vector for a number of shippers
Point of connection to the Maui pipeline
Huntly power station

CONTACT

Implications of the transmission regime for Contact

- The market is still adapting to the new regimes but the implications of the move toward daily balancing allied with the lack of field and contract flexibility are already being experienced
- Contact has spent considerable effort in ensuring that our nominations are accurate and we can manage deviations from nominations
- Nevertheless, gas users are facing not only the increase in cost associated with the introduction of transmission charges on the Maui pipeline, but also emerging costs associated with imbalance charges based on daily balancing
- This requires increased focus on the accuracy of nominations, not only under gas contracts but also transmission (both in terms of the aggregate of gas to be transported and to which points on the pipeline)

CONTACT

Overview of gas portfolio

Overview of gas portfolio

- This is high level view of the gas portfolio
- Demand is based on a mean year view for hydrology and therefore actual takes can vary
- It illustrates the process of transition from the relative dominance of Maui 367 to increasing utilisation of Maui ROFR and Pohokura gas from OMV and Shell (GSA2)
- The demand includes a contract beginning 1 October 2007 with a large user which was essentially a sale to move some excess gas acquired in the short term under the ROFR arrangements



Long Term Gas Position - Mean Hydrology
PJ Supply (per annum)
80
70
60
50
40
30
20
10
2006/07
2008/09
2010/11
2012/13
2014/15
Maui 367
Maui LT ROFR
Maui ST ROFR
Other
Shell GSA2
OMV

CONTACT

Future gas requirements

- Contact is beginning the process of contracting for gas to fill the gap beyond 2010
- The Pohokura joint venture participants have been keen to get the field operational and the offshore wells tied in before seriously engaging in follow on discussions
- A key element in the contracting strategy is the role of Otahuhu C and the likely investment programme for renewables in the New Zealand market
- Wind and geothermal will inevitably be base load generation and assumptions about the extent of investment will have an effect on the future role of thermal generation
- If thermal generation is required to become more flexible to provide back up for renewable sources the role of gas will have to change
- These factors will need to be taken into account in approaching any future contracting
- Based on the current supply/demand picture Contact feels confident that the market has sufficient gas to around 2015

Characteristics of core gas contracts

- The utilisation of gas is increasingly complex as each contract has different constraints and value
- This graph illustrates total gas available in each year (not all of this must be used) and represents the least flexible to the most flexible sources. As Maui 367 is used less is available to be taken in the remaining period to June 2009
- Some of this gas can be viewed as discretionary and therefore may not be used
- Maui gas is assumed to be available to take in any year and therefore available gas reduces as it is used



Gas Merit Order
PJs Per Annum
90
80
70
60
50
40
30
20
10
0
2006/07
2007/08
2008/09
2009/10
Sources
Shell GSA2 above ToP
ROFR above ToP
Maui 367
Other
ROFR ToP
Shell GSA2 ToP
OMV ToP

Note: this is not indicative of expected actual gas takes but reflects annual available gas

Managing the Complexity of the Fuel Portfolio

Changes to portfolio optimisation

- The historical Maui flexibility enabled Contact to adopt an optimisation strategy where thermal operation was unconstrained (in either direction) by fuel supply
- Moving forward that flexibility reduces, producing a range of possible thermal operation
- In the short term the constraining factor will be the minimum contractual quantities which must be paid for, and in some circumstances, taken delivery of
- That change in operating strategy requires the following
  - a means of valuing the opportunity cost of gas
  - a portfolio that can manage the reduced flexibility
  - incorporation of that added complexity into earnings volatility measures

CONTACT

The role of generation in managing flexibility

Optimised for Electricity Market Only


INPUTS
Spot prices
Hedge Position
Gas price
Inflows
PORTFOLIO
OPTIMISATION
OUTPUTS
Gas nomination

flexibility source


Gas Nomination ■ Stored Water □ Thermal Range

Optimised for Energy Portfolio


INPUTS
Spot prices
Hedge Position
Gas contract parameters
Gas price
Inflows
PORTFOLIO
OPTIMISATION
OUTPUTS
Thermal generation range



CONTACT

Optimisation techniques

- Like any storage modelling, the objective is to derive the opportunity cost of gas, by calculating the option value of gas retained in the reservoir for future use
- This modelling is already being used by Contact with national hydro storage to derive fundamental short term forward electricity prices
- Further complexity derives from the fact that each gas contract has different contractual terms, so the reservoir, for optimisation purposes, is not a homogeneous product
- The aim is to develop an opportunity cost for each contract
- Using those values, we derive optimal combinations of various contracts against historical hydrological sequences

Gas profile for one hydrological sequence



CONTACT

Gas profile for a different hydrological sequence



CONTACT

Consequences for Portfolio Management

- In order to manage the transfer of flexibility from fuel supply to thermal generation, the portfolio needs to be at higher hedge levels than previously targeted over the next 3 years
- Ideally this is achieved through further gas sales, however that market remains well supplied and at margins below the netback achieved in electricity contracts
- Higher electricity hedging levels provide greater flexibility around running thermal plant at lower electricity market prices when the opportunity cost of gas is very low
- This is being achieved by maintaining high levels of financial contracts and by extending the size and duration of the commercial contract (TOU) portfolio.
  - note this is partly responsible for Contact's retail volumes increasing despite slightly lower customer numbers
- The New Plymouth Power Station, as a physical option for the portfolio, plays an important role in allowing higher hedge targets without significant increase in risk
  - during the next 2 years whilst significant flexible MDQ (367 gas) remains
  - as an alternative gas sink for CCGT outages and opportunistic running of cheap spot gas
  - as a fuel oil generator

CONTACT

Earnings Volatility

- The increase in hedge levels and the constraints on fuel do however have some consequences for earnings volatility
- The indications are that we will perform strongly through a large range of hydrological conditions but may now be adversely affected by extreme events at either end of the spectrum
  - The first half year results for 06/07 were similar to 05/06 although hydrological circumstances were significantly different
  - Very wet years will drive the opportunity cost of gas below the financial cost
  - Once access to incremental daily delivery (MDQ) becomes more limited the ability to take advantage in very dry years lessens
- Earnings distribution has changed through time from
  - asymmetric with a long right hand tail that was consistent with Contact performing well in dry year scenarios

    to
  - more symmetrical as hedge levels increased towards the 85% level but where dry years were still the main drivers of outperformance

    to
  - still symmetrical but where extreme hydrological events at either end of the spectrum are potential drivers of lower performance

CONTACT

Conclusion

- The gas market is in a period of transition as new gas fields come on line and the industry beds down new transmission regimes
- The market is relatively long gas in the next few years but still faces some uncertainty about the extent of reserves beyond the middle of the next decade
- The extent of renewable generation construction will have a significant impact on the role gas will play in the longer term
- In the shorter term Contact will face some challenging periods as inflexible gas contracts conflict with other generation options

Rockgas Acquisition

Presentation to Investors
Taupo
27 March 2007

CONTACT

Disclaimer

These presentations may contain projections or forward looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.

Introduction

- Presentation will cover:
  - Overview of acquisition and the Rockgas business
  - Synergies and Opportunities

CONTACT

Overview of the Acquisition and Rockgas Business

Overview of Rockgas acquisition

- Contact has announced that it will purchase the Rockgas business from Origin Energy. The acquisition is subject to Overseas Investment Office approval
- The price to be paid by Contact will be $156m (assuming a 1 July 2007 transaction date)
- Rockgas is New Zealand's largest supplier of LPG and adds a significant new product into Contact's energy offering
- Contact has been independently investigating the possibility of entering the LPG market for some time and concluded that the acquisition of Rockgas represents the best opportunity to achieve this
- The acquisition by Contact represents a value enhancing opportunity for both Contact and Origin. Contact can deliver upside which Origin cannot extract itself directly, and Origin will benefit from the upside through its ownership of Contact
- An independent report concluded that the acquisition cost is fair

Overview of Rockgas

- Rockgas is an LPG specialist which has been operating since 1934
- Supplies over 50% of the New Zealand market
- Supplies over 300 bulk industrial customers, 7,000 commercial customers, and 17,000 residential customers
- Distributes to a further 15,000 customers through an extensive franchise network
- Distributes to over 300 automotive LPG refuelling outlets around New Zealand via the Caltex, Mobil and Challenge networks
- Significant development in reticulation networks, particularly in the South Island with underground networks in Queenstown and Christchurch
- About 150 staff located throughout New Zealand
- Supported by shipping and transportation arrangements with Origin for imported product and for supply of Kupe product once the field is producing

LPG market shares



16%
6%
50%
28%
Rockgas Ongas Novagas BOC

CONTACT

The New Zealand LPG Industry

- Liquefied Petroleum Gas (LPG) is the generic name for a mixture of two hydrocarbons, propane and butane
- The most common LPG supplied to the New Zealand customer is general product, which is 60/40 mix of propane and butane
- The major uses of LPG include automotive, industrial, domestic heating and commercial use. The cylinder market encompasses small cylinders that are typically filled at service stations, and larger 45kg cylinders that are delivered to residences and small to medium enterprises
- LPG can also be supplied via reticulated pipelines. The largest reticulated networks are in Christchurch, Dunedin and Queenstown

LPG Market Segments



Industrial 27%
Small Cylinders 19%
Automotive 14%
Forklift 6%
Small Med Enterprise 9%
Residential 13%
Reticulation 12%

Process heating	3 PJ
Space and water heating	4 PJ
Motive fuels	1.7 PJ
Industry	8.77 PJ
Industry Total	175 kT

Source: Rockgas and LPGA

CONTACT

The New Zealand LPG Industry (continued)

- The total New Zealand market for LPG is estimated at 175,000 tonnes in 2007 and has shown steady growth since 1999
- The LPG business in New Zealand is strongly influenced by seasonality, with demand peaking during the cooler winter months
- All of New Zealand's indigenous LPG is produced from the Taranaki region. While production from some existing domestic producers is diminishing, additional supply is coming to market from new fields and developments. During periods of demand in excess of production, the balance is covered by imports from regional trading markets
- LPG has a reduced environmental impact compared with other fuels:
  - Compared to petrol and diesel for vehicles LPG produces less aromatic hydrocarbons, less carbon monoxide, less nitrous oxides and less greenhouse gases than petrol and less particulates and nitrous oxides then diesel
  - For use in heaters, water heaters and boilers, LPG produces less greenhouse gases, less sulphur and less particulates than coal, wood or oil

CONTACT

Overview of industry - segment characteristics

	Market Environment	Competitive Profile	Segment Dimensions	Future Drivers
	Immediate value benefits and suitability for application	Natural gas, electricity, industry competitors. Ease of meeting high demand loadings.	23,600 Tonnes	Strong growth drivers
	Increasing energy consumption, investment in lifestyle	Competes with electricity, value proposition is unique to gas	23,000 Tonnes	Strong growth drivers
	Area of significant growth, particularly in the SI	Competes with electricity, other non has sources of heating	21,000 Tonnes	Strong growth drivers
	Sustained mature demand, significant latent heating demand	Instantaneous, portability, value	33,000 Tonnes	Growth from new applications

Overview of industry - segment characteristics

	Market Environment	Competitive Profile	Segment Dimensions	Future Drivers
	Environmental and long term economic benefits	Competes with oil distillates, natural gas, electricity	40,000 Tonnes	Growth with new applications, some attrition
	High level of acceptance	Intra industry competition, some diesel	10,500 Tonnes Some bulk, mostly cylinders	Growth indexed to economy
	Strong uptake during recent period of oil price uncertainty	Economic drivers must be strong to overcome resistance	24,500 Tonnes	Sustained interest from fleet users

CONTACT

Overview of industry – sources of LPG

- Maui and Kapuni LPG have historically dominated supply
- Imports will play an increasing role until the development of the Kupe gas field
- Rockgas has access to Rimu and Waihapa LPG as well as Maui LPG from Liquigas
- Rockgas has negotiated rights to Origin's share of the Kupe LPG
- Rockgas' current and future import requirements are met by Origin
- There are legacy arrangements in place under which the Maui and Kapuni LPG is sold at a significant cost advantage to import cost
- These arrangements last until the end of the Maui Blue Book (December 2009)
- LPGs are currently not being stripped from the Pohokura gas field


LPG Supply and Demand to 2030 - No New Production
Exports
Imports
Kupe
Maui
Swift
Kapuni
Total Demand
LPG ('000 Tonnes)
0
50
100
150
200
2000
2005
2010
2015
2020
2025
2030

Source Liquigas

Overview of Liquigas

- Liquigas is owned by four shareholders:
  - Vector: 60.3%
  - BOC: 18.7%
  - Todd: 12.5%
  - Rockgas: 8.5%
- Liquigas sources LPG from the Maui field at a fixed price. Liquigas determines its own wholesale price based on market conditions
- Liquigas also acts in a supply management capacity by ensuring that domestic supply is augmented by imported product when required. Sale and transport is coordinated by Liquigas on behalf of it shareholders
- The future role of Liquigas once the Maui fixed price rights expire is uncertain

CONTACT

LPG supply infrastructure

- The bulk of North Island demand is supplied by Maui and other local fields (Kapuni, TAWN)
- Liquigas acts as a distributor through its purchase of the Maui LPG and ownership of the key infrastructure.
- Once processed at Oaonui the LPG is then transferred to Liquigas facilities in Taranaki and then transported to Auckland and the South Island
- Product is transported by truck within the North Island
- South Island demand is met from shipments from the North Island or though direct imports
- Liquigas has several storage facilities at Christchurch and Dunedin to receive Maui or imported product


EXPORTS
Ferry Terminal
IMPORTS

CONTACT

Growth in LPG use in New Zealand and historic Rockgas growth

- The LPG market has grown significantly in the past few years, primarily in the non-automotive market
- Rockgas volumes have grown in line with that underlying sector growth



Industry LPG Sales Volumes
Tonnes, 000s
200
150
100
50
0
1999
2000
2001
2002
2003
2004
2005
2006 Projected
Service Station
All other
45 kg



Rockgas LPG Sales Volumes
Tonnes, 000s
100
75
50
25
0
2003/04
2004/05
2005/06
2006/07 (Projected)

Source: LPG Association

CONTACT

Breakdown of Rockgas sales volume by segment


Segment % contribution by volume
100%
80%
60%
40%
20%
0%
2006/7
2010/11 (estimated)
Reticulation
Bulk & Key
Franchise
Service Station - Autogas
Service Station - Bottle Fill
Domestic 45
Commercial 45
Forklift
Bottlefill

- This provides an indicative view of breakdown of Rockgas sales by segment and estimated transition over time
- The 2010/11 estimate is based on current views of the potential growth in the market and relative competitiveness against alternatives
- Illustrates the expectation of relative decline in automative segment but continuing growth in reticulation, franchise, and residential and commercial cylinders
- These segments are also the main source of opportunity for a bundled product with electricity and/or natural gas

CONTACT

Rockgas distribution network

- Rockgas has a significant presence in the South Island where Contact also has 40% of its customers




Otahuhu B
Otahuhu A
Auckland Sales Team
New Plymouth
Te Rapa
Ohaaki
Taranaki Combined Cycle
Leven Call Centre
Wairakei
Poihipi Rd
Lower Hutt Retail Services Centre
Clyde, Clutha River
Roxburgh, Clutha River
Dunedin Call Centre
Key
electricity retail area
gas retail area

Overview of franchise arrangements

- Rockgas has a series of franchise arrangements with parties in various locations throughout New Zealand
- These provide the franchisee with the right to operate the franchise and use Rockgas' trademark in a defined area. Rockgas retains the right to operate wholesale, service station and 9.5kg cylinder operations in the same area
- These are relatively long term arrangements and follow a standard form under which Rockgas
  - Owns and maintains bulk storage facilities and undertakes delivery of the LPG
  - Provides ongoing training to the franchisees
  - Provides opportunities for the franchisees to participate in national cylinder agreements, channel partner arrangements and the Rockgas 0800 number
  - Contributes to the total advertising requirements of the franchise
- The franchisee must purchase LPG from Rockgas but can independently set retail prices

Proposed Structure post acquisition

- It is proposed that Rockgas will become an operational division of Contact Energy with the GM Rockgas becoming a member of the senior management team
- The operational aspects of Rockgas will remain intact in this group for the immediate future. As sales and marketing initiatives and synergies unfold over the short term, the structure will be reviewed to ensure optimal functioning
- Corporate functions and responsibilities - finance, human resources, communications and IT will be consolidated within the Contact groups

CONTACT

Synergies and Opportunities

Rationale for purchase by Contact

- There are a number of benefits for Contact in the purchase of Rockgas
  - Key element in positioning Contact as an "energy solutions" company
  - LPG is the major alternative energy source in the South Island where there is no domestic gas reticulation – 40% of Contact's customer base is in the South Island
  - Experience of Contact's existing dual fuel offering has confirmed that retention of customers is higher with a joint product
  - A number of gas customers can be better served with an LPG solution and this enables Contact to provide more appropriate solutions for those customers
  - The existing customer bases of both companies represent significant cross selling opportunities
  - The LPG market is growing at a high rate, particularly in new connections, which provides opportunities for both electricity and LPG offerings
  - Potential rationalisation of administration, systems and sales functions
- The synergy analysis which underpins the acquisition does not depend on operating cost cuttings to any great extent. While there are clear opportunities for some efficiencies no personnel cuts are assumed
- There are a range of other opportunities which have not been quantified as part of the valuation exercise

Illustration of relative fuel cost forecasts

Residential Cost to Customer ($/GJ)


2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16
LPG - Reticulation/Bulk & Key
LPG - Domestic 45/Bottlefill
LPG - Bottleswap
Electricity - Residential
Gas - Residential

Fuel Cost Comparison - Commercial Customers



Commercial Cost to Customer ($/GJ)
2005/06
2006/07
2007/08
2008/09
2009/10
2010/11
2011/12
2012/13
2013/14
2014/15
2015/16
LPG - Reticulation/Bulk & Key
Electricity - Business
Electricity - TOU
Gas - Business
Gas - TOU/AM
LPG - Commercial 45

CONTACT

Retail Markets

Auckland

- There are approximately 250,000 homes in Auckland that front a natural gas main pipeline
- Of those only 28% are connected, leaving some 180,000 homes without gas currently
- Some causes are:
  - houses some distance from pipeline making connection uneconomic
  - volcanic rock preventing connection pipeline
  - consumption profile making gas use uneconomic
- In addition it is calculated that the number of customers that do not have access to the network is in the order of 250,000

Christchurch

- The network company has a critical peak pricing element to its charging which is designed to incentivise flattening of load in peak periods
- LPG, accompanied by new metering technology, provides opportunities to capatilise on that pricing structure

Peak Shaving

- Contact continues to develop as an energy solutions provider to the commercial and industrial market
- Adding LPG to its stable of products creates a wider range of potential solutions
- In essence it provides a small scale storage option that can be economic in certain industrial processes
- A good example is peak shaving
  - Where customer gas profile is very peaky, there are opportunities for LPG to be used to cater for those peaks
  - Provides either an alternative or a complementary product to natural gas
  - Capacity constraints (and hence costs) in natural gas are changing the economics of this fuel for many applications
- An added benefit to the customer would be strengthening security of supply to deal with force majeure events in natural gas supply

Infrastructure Synergies

- The combination of the business infrastructure assets presents some potential future opportunities that require significant further analysis
- Those synergies are likely to revolve around using existing sites from one business line for development of infrastructure assets of the other business line
- Potential opportunities include
  - siting of small scale peaking plants
  - siting of additional LPG storage

Channels to Market

- Rockgas has a very different market channel strategy to Contact through its branch and franchise network
- This opens up a broader range of opportunity for Contact in getting its product to market
- The franchise channel in particular we expect to embrace the opportunity to diversify their product range

CONTACT

Summary

- The acquisition of Rockgas presents an exciting opportunity for Contact
- The transaction represents a value enhancing proposition to both Contact and Origin given Contact's ability to derive more value through cross selling and other synergies
- This positions Contact as the only energy retailer with national capability to provide electricity and gas solutions to any customer
- Provides firm foundation to support Contact's vision to provide complete a range of energy solutions for customers

Geothermal Contact Investor Site visit

Presentation to Investors

Taupo

27 March 2007

CONTACT

Disclaimer

These presentations may contain projections or forward looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties.

Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks.

Although management may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realised.

Furthermore, while all reasonable care has been taken in compiling this presentation, Contact accepts no responsibility for any errors or omissions.

Topics covered

- **Introduction**
  - Geothermal Fields
  - Geothermal 101
  - Geothermal Strategy
- **Wairakei**
  - Wairakei/Tauhara Lands - rights and issues
  - Resources Consents – status and subsidence
  - Steam Winning - drilling results and reinjection requirements
  - Wairakei Redevelopment - Proposed Te Mihi Power Station
- **Tauhara**
  - Resources Consents – existing consents and Call-in process
  - Steam Winning - drilling results and reinjection requirements
  - Plant Development - Direct heat projects & potential powerstation
- **Ohaaki**
  - Steam Winning - drilling results and production outcomes
- **Mokai**
  - Lands - rights and development options
- **Projections**
  - Production outcomes

CONTACT


Reporoa
Mokai
Ngatamariki
Ohaaki
Wairakei - Tauhara
ONGAROTO ROAD

Geothermal 101



2. The liquid phase is then flashed and the resultant steam separated
3. Separated steam is then used to drive the turbines
Production Well
Injection Well
1: Geothermal wells discharge fluid in a mixture of liquid and gaseous phases
4. Fluid phase and condensed steam is then re-injected back into the ground

CONTACT

Contact's geothermal strategy has been to increase steam production to maximise take under existing consents, increase consented takes and then pursue green-field opportunities

Geothermal Strategy



Illustrative MWs
600
500
400
300
200
100
0
Natural Decline
Existing WRK consents fully utilised
Increase due to efficiency of Te Mihi, not an increase in consented fluid takes
2003/04
2006/7
(pre renewal of Resource Consents)
2007/8
(post renewal of Resource Consents)
2010/11
(Wairakei redeveloped & Mokai unitisation)
2012/13
(Tauhara powerstation)
Production
Installed Capacity
Te Mihi
Tauhara direct heat
Mokai
Ohaaki
Binary
Poihipi
Wairakei
Tauhara
Existing consents
Existing and applied for consents
New consents required

Note: direct heat projects included as MW equivalent

Wairakei

Contact has extensive easements over Landcorp and Crown lands with rights to extract and re-inject geothermal fluid

Wairakei - Lands

- Geothermal easement
  - The sole right to access the land to extract geothermal fluid.
- Surface rights
  - The right to occupy and place structures on the surface for the purpose of Geothermal extraction.
- Pre-emptive right
  - The right to step into any sale of the Landcorp lands that are offered for sale from time to time
  - Must exercise on the entirety of any sale.
- Option to purchase
  - The right to buy Landcorp lands nominated by Contact from time to time at market rates.

CONTACT

Refer slide 29 WRK Land Map

The resource consent renewal process for Wairakei commenced in 2001, was subject to continued delays and has been interrupted by Environment Waikato (EW) changing its geothermal policy mid-process

Wairakei - Resource Consents - Status

- Resource consents applied for in 2001 and announced in Oct 04 (subject to appeal) permit Contact to extract sufficient geothermal fluid to allow full load operation of Wairakei and Poihipi stations through to 2026.
  - Steamfield modelling suggests the resource can sustain this level of fluid extraction to beyond 2050.
- The current form of EW Regional Plan & Policy provides a stable framework for geothermal development.
- Contact and the consenting authority (Environment Waikato) are totally in accord on all matters.
- Environment Court hearing concluded in Feb 2007.
- Expect final decision in April 2007 and consents to come into effect in the first quarter of Financial Year 2008.
- Taupo District Council (TDC) is the only substantive appellant.

CONTACT

Taupo District Council (TDC) has expressed concerns at subsidence caused by the extraction of geothermal fluid

Wairakei - Resource Consents - Subsidence

- Natural land movement is a feature of geothermally active areas and ground movement can be exacerbated by extraction of fluid.
- TDC has strongly pushed for a 100% reinjection regime.
  - This involves putting the same quantity of fluid back into the field that was taken.
  - The hypothesis being that it will increase pressure and therefore prevent or reverse subsidence.
  - Currently condensed steam and some separated geothermal water is discharged to the river.
- EW and Contact have agreed a reinjection regime which requires Contact to maintain pressures at the date of consent.
- New plants at Te Mihi and Tauhara will involve increased reinjection of condensate.

The focus of Contact's steam winning activities has now moved to Te Mihi

Wairakei - Steam Winning

- The eastern borefield closest to the Wairakei station where the original bores were drilled now contributes little to station output.
- The western borefield was developed later and is now also in decline.
- Steam winning is now focused on the Te Mihi area to the north west.
- The Poihipi power station was brought by Contact in January 2000.
    - In 2006 a pipeline was commissioned to connect Te Mihi to Poihipi allowing Poihipi production to be increased up to capacity using Te Mihi steam.
- A second large pipe line was also constructed from the Western borefield to Wairakei to increase the delivery of low pressure steam to Wairakei.
- 6 new production wells have been drilled since April 2005 with results better than expectation.

Drilling Results

	Production test (MWe) IP flash		Depth	Status
	Budget	Actual		
WRK243	4.5	12	1363	On-line Dec-05
WRK244	4.5	8	1056	On-line Dec-05
WRK245	4.5	10	1175	Shut-in
WRK246	4.5	0	644	Monitor well
WRK247 (deep)	4.0	5	2768	On production test
WRK248 (deep)	4.0	?	1822	Damaged casing
Scope change				
	28	35		

CONTACT

Refer slide 30 WRK Steamfield Maps

The combined output of Wairakei and Poihipi power is now maximised within the existing consents

Wairakei - Steam Winning - Results

- This outcome was achieved with only 2 of the 6 wells drilled being in service and despite faster than expected decline of the western borefield.
- The renewal of resource consents (assuming the 2004 decision is upheld) will increase production by about 20-25MW.
- However to fully load the stations under the new resource consents, Contact will need to add flash plant (brine/steam separation) and reinjection capacity.
- Ongoing drilling programme is needed to maintain output.

Combined Wairakei & Poihipi Production (illustrative)



Dispatch (MW)
220
215
210
205
200
195
190
185
180
175
170
165
160
155
150
145
140
135
130
125
120
115
110
105
100
installed capacity
Consent Limit
Westfield
Pipeline
Poihipi Pipeline
New Production Wells
Do Nothing
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

CONTACT

Refer slide 31 WRK Steamfield Maps

082-34934

A replacement of Wairakei with a new station at Te Mihi gives the highest NPV when considered against operating Wairakei Station until 2026

Wairakei - Te Mihi Redevelopment

- The results of the test of the deep appraisal well WRK247 (5-6MWe) increases confidence in the productivity of the resource.
- Te Mihi will increase output, reduce compliance expenditure and the technical risks from ongoing operation of the existing plant.
- Projected MW approximately 220MW versus 157MW currently.
- Increasing re-injection will reduce the environmental impact on the river and reduce local concerns over subsidence,

CONTACT

Refer slide 32 Te Mihi PS picture

The Te Mihi power station could be operational by 2011.

Wairakei - Te Mihi Redevelopment - Actions required

- Secure renewed Wairakei resource consents.
- Independent assessment of resource reserves.
- Confirm power station process configuration and steam conditions.
- Prepare Assessment of Environmental Effects and consent applications.
  - develop and implement strategy for public consultation.
- Seek additional consents and amendments to the renewed consents.
  - Additional reinjection consents of 17,000 tonnes per day as a result of condensate no longer being discharged to the river.
  - Air discharge consents.
  - Building consents.
  - Extension of the deadline to decrease H_2S discharge to the river because Te Mihi power station will not be commissioned in time to meet this deadline.
- Definition of design criteria and preparation of Engineering Procurement Construction contract scope.

CONTACT

Tauhara

New consents are required to develop Tauhara

Tauhara – Consents - Existing

- In 2001 Contact was successful in securing resource consents to take and reinject 20,000 tonnes per day of geothermal fluid from the Tauhara area (expected at the time to yield 15MW).
- These consents were exercised by the supply of heat to Tenon (5,000 tonnes per day).
- The resource consentability of a large development at Tauhara will largely depend on the ability to design a system that can take and reinject fluid within the geothermal field.

Refer Slide 33
Tauhara Land Map

Using the Call-in process with the Resource Management Act (RMA) should give an early development decision

Tauhara – Consents – Call-in process

- Call-in is an existing process under the RMA. The Call-in procedures were boosted in a 2005 amendment to the Act.
- Call-in allows the Government to send a consent of national significance to either a Board of Inquiry set-up for the sole purpose of hearing the consent or brought to the Environment Court.
- Call-in decisions are subject to the same RMA factors but avoid the local decision making process which is invariably appealed – one hearing not two.
- Decisions are subject only to judicial (and not merits) review.
- Contact has had positive preliminary meetings with both David Parker and David Benson-Pope (Minister for the Environment responsible for instigating the call-in process).
- The target dates to lodge consent applications for Te Mihi is 1st quarter Financial Year 2008 and 4th quarter Financial Year 2008.

CONTACT

Tauhara Field has the potential capacity to approach Wairakei in generation capacity

Tauhara - Steam Winning

Drilling Results

	Production Test MWe		Depth	Status
	Budget	Actual IP flash		
TH-6	5	20	1012	In service (Tenon)
TH-7 (re-injection)			290	In service (Tenon)
TH-8 (re-injection)			580	In service (Tenon)
TH-11	5	11	2006	Shut in
TH-12	5	13	1900	Shut in
Total	15	44		

- Well TH-6, drilled for the Tenon project, reveals the potential high grade of the deposit.
- Well TH-12, a 4 km step out from TH6, encountered temperatures of 294 C (60 C above forecast) with good indications of permeability.
- Results suggest the resource may be capable of supporting up to 200 MW of generation capacity.
- Well productivity is high and drilling conditions have been relatively benign.

CONTACT

Refer Slide 34 TH6 discharge

The Te Mihi powerstation could be operational by 2011

Tauhara - Plant Options

- Power Station Development:
  - Slim hole programme to prove suitable re-injection areas to begin in 4th quarter Financial Year 2007.
  - Consents to drill in South Tauhara are being finalised and the intention is to drill appraisal wells in calendar 2007.
  - Scoping of power plant development concept and resource consent requirements.
- Further Industrial Supply:
  - Investigating the feasibility of supplying up to 40 MW of heat to industrial users.

CONTACT

Ohaaki

Ohaaki power station has an installed capacity of 105MW, production had declined to 21MW. With new wells completed in 2006, production is now at 41MW

Ohaaki - Steam Winning

- Historically production has come from the shallow resource (<1,500m)
  - Shallow resource was prematurely cooled by reinjection fluid and ingress cold aquifiers
- Target is now the deep resource (1,500 to 2,500m)
- Early attempts (1995/96) at targeting the deep resource have had limited success
  - 3 of 5 wells drilled in 1995/6 were completed as producers
  - Targeted potential porous zones in basement rock
  - Some permeable zones may have been harmed by the ingress of drilling mud and cuttings
- Attempts in 2002 and 2003 failed due to drilling difficulties in the shallow zones (460m)
- 5 of 5 wells drilled in 2006 have been completed as good producers



BR-NEW
BR-18
BR-9
BR-20
310m
+500
SL
-500
-1000
-1500m
-2000
-2500m
KDP 1000m
Ohaaki Rhyolite
Huka Falls Formation
Waiora Formation
Broadlands Dacite
Zst
Rautawiri breccia
Ohakuri Group
Greywacke
Fault
Fault
0
500
1000m
feed zones

Refer Slides 35 Ohaaki map

A change in target formations, drilling rig and technique has created successful drilling campaign at Ohaaki

Ohaaki - Steam Winning

- Utilises data from previous attempts
- Now targeting permeable zones within the volcanic sequence above basement rock
- Engaged a larger rig
- Engage rig for extended period to develop crew experience, team cohesion, and communication
- The use of under-balance drilling (using aerated water) to manage partial losses and protect reservoir from damage

Refer Slides 36,37 & 38
Rig pictures

Drilling success increases our confidence that output can be increased to 60MW (gross) and that the resource can support this level for several years

Ohaaki - Steam Winning

	Production Test (MWe)		Depth	Status
	Budget	Actual IP flash		
BR-51	5	6		In service
BR-52	5	4	2101	In service
BR-53	5	8	2000	In service
BR-54	5	6	2031	In service
BR-55 (reinjection)				To be drilled 4th quarter Full Year 2007
BR-56	4.5		2495	Completed
BR-57	4.5			Spudded
SP-2 connections				
Total	20	24 +		

- The future works program will include the drilling of 4 additional producing wells and at least one reinjection well, plus associated connection pipes and flash plant expansion
- The intention is to bring back into operation the spare intermediate pressure turbine and one high pressure turbine.

CONTACT

Mokai

Contact has freehold title to 1200 hectares of land covering the western part of the Mokai field

Mokai – Lands Rights & Development Options

- The eastern half of Mokai Field is owned by the Tuaropaki Trust
- Contact and the Tauropaki Trust have agreed, without prejudice, the division of the resource (2/3,1/3) in their favour.
  - The split is based on geophysical and reservoir data
  - Contact's share is expected to support an estimated 40MW
- The Tuaropaki Trust owns 75% of the Tuaropaki Power Company which has installed capacity of 94 MW (currently being expanded to 106 MW). The 25% partner and operator is Mighty River Power
- Contact's fee simple land is subject to a 999 year forestry right held by Hancock Resources
  - Provisions under the forestry right allow Contact to reduce the forestry right area for the purpose of geothermal development
- Once the forestry right issues are resolved, Contact can negotiate with the Tuaropaki Trust to define our future relationship with them on the field.

CONTACT

Refer slide 40 Mokai Land Map

Projections

The activities completed to date have meet their objectives as well as reversing the greater than expected decline of Wairakei and Ohaaki production

Production Projections


Production Forecasts
WRK at maximum production under existing consents
First Te Mihi well spudded April 05
First production from Te Mihi wells Dec 05
GWh
3,000
2,500
2,000
1,500
1,000
500
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
Production from existing assets
2006 Forecast of production decline
Proposed Tauhara/Mokai Developments
Proposed Wairakei redevelopment (additional production from the new station)

CONTACT

Geothermal Maps
(Second Screen)


WAIRAKEI TAUHARA LANDS
KEY
Fee Simple
Surface and Subsurface Easement Rights
Subsurface Easement Rights (ability to acquire ownership if required)
Crown Owned Wairakei Tourist Parkland
Resistivity Boundary
East Taupo Arterial Route


WAIRAKEI FIELD
Tavers Block
TE MIHI
WEST BOREFIELD
EAST BOREFIELD
Poihipi Rd PS
Wairakei PS
Resistivity Boundary
Lot D



WAIRAKEI STEAMFIELD
WK247 - drilled 2005-06
WK243-246 - drilled 2005
WK248 - drilled 2006
S Main – commissioned 2006
Poihipi Pipeline – commissioned 2006
Poihipi Rd PS




TAUHARA FIELD
Tauhara Consented PS Site
Tenon
TH12
TH11
SH 5
4
0 km 1 2 3 4 5 6 7 8 9






OHAAKI FIELD
Ohaaki Marae Relocation Site
BR54
Western Borefield
Ohaaki Marae Tahumatua
Landcorp; Inundation Area/ Ohaaki Lagoon Porject
Ohaaki PowerStation
CONTACT
Eastern Borefield
Ohaaki Thermal Kilns







082-34934


MOKAI FIELD
Contact
Tauropaki
Power Station

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	26 March 2007
From	Bill Hundy	Pages	1
Subject	**DIVIDEND REINVESTMENT PLAN (DRP)**		

On 28 February 2007 Origin Energy announced an interim dividend of 10 cents per share (fully franked) would be paid on 30 March 2007 to shareholders on record at 9 March 2007. It also announced that the DRP would be in operation for this dividend and DRP shares would be issued at the volume weighted average market price (VWAP) in the 10 days immediately following record date with no discount to apply.

This notification is to advise that the DRP VWAP is **$8.8229** per share.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

082-34934

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	26 March 2007
From	Bill Hundy	Pages	5
Subject	**SHAREHOLDER CORRESPONDENCE**		

In accordance with Listing Rule 3.17 please find attached Origin Energy's Half Yearly Report to Shareholders for the Half Year Ended 31 December 2006, which is being sent to shareholders who have elected to receive a copy today.

The report is also available on Origin's website www.originenergy.com.au in the Investor Centre.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au



Half Yearly Report to Shareholders

For the half-year ended
31 December 2006

Origin energy

082-34934

Dear Shareholders,

On 28 February we announced a net profit after tax and minority interests for the six months to 31 December 2006 of $233 million, a 20 percent increase on December 2005. Earnings before interest, tax, depreciation and amortisation (EBITDA) increased nine percent to $640 million from $589 million.

The result was achieved on a healthy underlying operating performance with strong contributions from the Exploration and Production, Retail and Generation segments. It benefited from a positive mark-to market[1] valuation of our retail electricity hedge book, a contract termination payment at the Mount Stuart Power Station and lower exploration expenses.

Dividends

Shareholders at the record date of 9 March 2007 will receive a fully franked 10 cents per share interim dividend on 30 March 2007. This is an increase from nine cents in the prior period and continues Origin Energy's record of steadily growing dividends.

Employees, health and safety

Our employee numbers increased by 98 to 3,456 during the half-year. Our combined lost-time-injury and moderate medical injuries ratio per million hours worked deteriorated from 4.7 to 6.1 in December 2006. While disappointed with the safety result for this period, we are committed to progressing programs to improve safety performance.

Merger proposal from AGL

You will no doubt have read in the media that AGL approached Origin Energy proposing a nil premium merger of equals between the two companies. The Board conducted an evaluation of the proposal and after careful consideration determined that the benefits that Origin Energy brought to the potential merger would not have been adequately recognised in a nil premium merger. The Board therefore rejected this proposal on 23 February 2007.

AGL has since informed the Australian Stock Exchange that it does not intend to pursue its proposal.

Outlook

Consistent with prior years, the natural seasonality in earnings will see second half earnings lower than the first half. However, the strong underlying performance of the company will result in an increase in year-on-year earnings for financial year 2007.

Origin Energy has also been successful with a number of important initiatives to strengthen and grow the company, including:

- acquisition of Sun Retail which provides significant scale and purchasing benefits to our Retail business nationally and a power station development opportunity in the Darling Downs;
- announcement of the proposed sale of our Networks assets. The proceeds of the sale will be reinvested in our core business;
- termination of the power purchase agreement for the Mount Stuart Power Station, paving the way for realising greater value from this asset; and
- acquisition of new exploration acreage in the Bass Basin in Australia and in New Zealand together with substantial seismic acquisition in greenfields exploration permits. This creates additional opportunities for growth in our upstream business.

This year is a year of transition as the capital expenditure program on coal seam gas at Spring Gully, BassGas and the offshore Otway is essentially completed. A full year of contributions from these projects together with Sun Retail will significantly increase earnings in 2008.

Development of the Kupe Gas Project in New Zealand is progressing well and we have announced the acceleration of development efforts on the Darling Downs power station in Queensland. If approved, this will also accelerate coal seam gas production.

Contact Energy has announced it is considering development opportunities in renewable energy in New Zealand.

We are well positioned as a fuel integrated generator/retailer. We are looking forward with confidence to continued growth in returns to shareholders.

Kevin McCann
Chairman

Grant King
Managing Director

Half-year in brief

- Basic earnings per share 29 cents, up 13%
- Dividend of 10 cents per share fully franked to be paid on 30 March 2007

All figures in this report relate to Origin Energy's businesses for the six months ended 31 December 2006 compared with the six months ended 31 December 2005 (the prior corresponding period), except where otherwise stated. All reference to $ is a reference to Australian dollars unless specifically marked otherwise.

Cover image (Brisbane CBD) supplied courtesy of Tourism Queensland.

Operations Review

Exploration and Production



EBITDA increased by 38 percent to $136 million and total production for the half year increased 11 percent to 43.8 PJe. Contributing to the strong performance was the commencement of sales from the BassGas Project and continued growth in coal seam gas production, more than offsetting natural production declines in the Otway and Cooper Basins.

Located off the southern coast of Victoria, BassGas successfully reached production milestones of 67 TJ a day, in October 2006. Our Spring Gully coal seam gas plant in central Queensland continues to perform well and the planned expansion to a capacity of 85 TJ a day is on time and ahead of budget.

The drilling of three development wells in the Perth Basin reduced the rate of decline of these fields. Oil production from the Perth Basin rose in December 2006 to an average of over 3,500 barrels of oil per day, net to Origin Energy.

Development of the Kupe Gas Project in New Zealand has progressed with the construction contract awarded to global specialists, Technip. The project remains on schedule for first gas in the first half of 2009.

Retail



The Retail segment performed strongly across electricity, natural gas and LPG product streams. EBITDA of $186 million was 30 percent higher than the contribution for last corresponding period.

Retail earnings were higher as a result of increased gas and electricity sales and lower costs of goods sold. Margins have improved despite the rising cost of customer churn.

At the end of the period Origin Energy had around 2,140,000 customer accounts in Australia across natural gas, electricity and LPG compared with approximately 2,135,000 accounts at the end of June 2006.

The Retail segment also benefited from a positive mark-to-market[i] adjustment in the hedge book of $27.5 million.

Sun Retail

Origin Energy was the successful bidder for the Sun Retail business in Queensland which will be integrated into existing Origin Energy operations during 2007. Origin Energy purchased Sun Retail from the Queensland Government for $1,202 million. Sun Retail is the largest retail electricity supplier in Queensland and brings Origin Energy's customer account numbers to 3.6 million including New Zealand. This acquisition secures us a leading position in the continuing consolidation and integration of the Australian and New Zealand energy markets.

i The act of recording the price or value of a portfolio or account to reflect its current market value rather than its book value.

Generation



The Generation business delivered a significantly higher contribution to earnings. EBITDA increased by 52 percent to $66 million from $43 million in the prior corresponding period.

A focus on plant availability continues to deliver solid underlying contributions. A $19.6 million payment on the termination of the Mt Stuart power purchase arrangement contributed to the result.

Power station developments

We are evaluating the potential to build gas-fired power stations at three sites – Spring Gully and Darling Downs in Queensland and Mortlake in Victoria. Acquired through the Sun Retail purchase, the Darling Downs site has development approvals. Regulatory approvals for Spring Gully and Mortlake were also received in 2006.

In late 2006, an application for an additional 120 MW of peaking capacity was lodged for our existing 96 MW Quarantine power station in South Australia.

Renewables

Reliability testing of 75 W SLIVER solar cell modules was successfully achieved and early stage commercial production has commenced. Partnership discussions are ongoing to assist in commercialisation of SLIVER technology.

Networks



EBITDA of $14 million represented a nine percent decrease on the prior corresponding period.

The contribution to earnings was lower primarily due to higher South Australian property operating costs, a lower level of energy services asset construction works undertaken and lower interest distribution income from Envestra.

In November 2006, Origin Energy announced a review of its ownership of the Networks business which consists of Origin Energy Asset Management, a 17.2 percent interest in Envestra and a 33.3 percent interest in the SEA Gas Pipeline. After receiving strong interest in this proposition, Origin Energy is now proceeding with a sale process.

Contact Energy



Origin Energy owns a 51.4 percent interest in Contact Energy of New Zealand.

Contact Energy contributed $238 million at the EBITDA[ii] level compared with $289 million in the prior corresponding period. A weakening of the New Zealand dollar against the Australian dollar, lower wholesale prices for generation and the non-recurrence of the Valley Power sale resulted in this lower contribution.

On release of its financial results Contact Energy also announced its intention to invest up to NZ$2 billion in renewable energy projects focussed on geothermal and wind farm developments.

ii 100 percent of Contact Energy's EBITDA has been consolidated.

Financial highlights

Six months ended 31 December	2006 ($m)	2005 ($m)	Change %
Total revenue and other income	2,894	3,008	(4)
EBITDA	640	589	9
Net profit after tax before elimination of minority interests	286	263	9
Minority interests	53	69	(24)
Net profit after tax	233	194	20
Basic earnings per share (cents)	29.0	25.5	13
Free cash flow[1]	267	328	(19)
Capital expenditure	320	426	(25)
OCAT Ratio[2] – Calendar year calculation	11.4%	13.6%	–
Adjusted net debt/(debt + equity)[3]	35%	43%	–

[1] Free cash flow is defined here as cash available to fund distributions to shareholders and growth capital. It includes deductions for stay-in-business capital, interest and tax.
[2] Operating Cash Flow After Tax (OCAT) Ratio: OCAT Ratio = EBITDA less change in working capital, stay in business capital, tax and interest tax shield all divided by the weighted average funds employed.
[3] Excludes the impact of debt mark-to-market.

Earnings before interest, tax, depreciation and amortisation (EBITDA)

Six months ended 31 December	2006 ($m)	2005 ($m)	Change %
Exploration and Production	136.4	98.7	38
Retail	185.6	142.2	30
Generation	65.6	43.1	52
Networks	14.4	15.8	(9)
Contact Energy*	237.5	289.4	(18)
Total	639.6	589.3	9

** 100% of Contact Energy's EBITDA is included in the consolidated statement of financial performance*

Performance and growth


1,670
1,946
2,291
3,008
2,894
'02
'03
'04
'05
'06

Sales revenue and other income ($m)
$2,894 million, down 4%


256
306
441
589
640
'02
'03
'04
'05
'06

EBITDA ($m)
$640 million, up 9%


90
126
170
194
233
'02
'03
'04
'05
'06

Net profit after tax ($m)
$233 million, up 20%


Franking
10%
100%
100%
100%
100%
5
6
7
9
10
'03
'04
'05
'06
'07

Interim dividend (cents)
10 cents per share, up 11%

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Shareholding enquiries
Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

Telephone 1300 664 446
e-mail registrars@linkmarketservices.com.au
Web site www.linkmarketservices.com.au

Other enquiries
Company Secretary
Origin Energy Limited
GPO Box 5376
Sydney NSW 2001

Telephone (02) 8345 5000
e-mail investor.relations@originenergy.com.au
Web site www.originenergy.com.au

Origin Energy Limited
ABN 30 000 051 696

Origin energy

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Origin energy

RECEIVED

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	23 March 2007
From	Bill Hundy	Pages	34
Subject	**CONTACT ENERGY HALF YEAR REPORT**		

Attached herewith is a copy of an announcement released to the New Zealand Stock Exchange by Contact Energy Limited.

Origin Energy has a 51.36% interest in Contact Energy Limited.

Regards

Bill Hundy
Company Secretary

02 8345 5537 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

contact

23 March 2007

Contact Energy half year report available

Contact Energy's half year report for the six months ended 31 December 2006 is now available under the Investor section of the Contact website www.contactenergy.co.nz.

Dividend statements and copies of the half year report are currently being posted to shareholders, who can expect to receive their materials next week. Shareholders who have elected not to receive company reports will receive dividend statements only.

Jonathan Hill
Communications Manager
04 462 1285

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Half Year Report Six months to 31 December 2006


What do you see?
CONTACT

We see...

a strong performance



Strong performance. Contact has recorded a strong result for shareholders, with EBITDAF* of $275.4 million and a fully imputed interim dividend to shareholders of 10 cents per share.

* Earnings Before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments.

renewable energy



A cleaner, climate-friendly energy future. Contact has outlined a major investment programme in new renewable geothermal and wind energy projects of up to $2 billion, and is developing solutions to cut the energy sector's emissions of greenhouse gases.

more choices for customers



Energy solutions. Through the purchase of the Rockgas LPG business, Contact is beginning to broaden the products, services and energy solutions it can offer its customers.

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long-term opportunities



Long-term value and vision. Through choosing to invest in renewable generation and new business opportunities, Contact is investing in the long-term growth of the company, and the long-term interests of its shareholders.

value in security



Security. New Zealanders value a secure, reliable energy supply, and Contact's diverse generation mix is vital to delivering that. While Contact will invest heavily in new renewable generation, the company's combined-cycle gas turbine power stations are the cleanest and most efficient way to support the country's renewable energy infrastructure.

...the need to



empower people

Cover image shot at the Karori Wildlife Sanctuary in Wellington. Contact Energy supports the Sanctuary's Education Programme, helping 5,000 primary and secondary school children learn about conservation and the environment every year

We see opportunities

Chairman's statement

Results. Contact Energy's result for the six months ended 31 December 2006 is illustrative of a well-balanced and diversified energy company, with a strong base upon which to pursue an exciting new phase of growth.



The company has the diversity of generation assets to continue to contribute to a secure electricity supply, and to deliver shareholder value under markedly different operating conditions.

This strong half year result serves to reinforce the fundamental value of Contact's integrated generation and retail business model. In the six months ended 31 December 2005, Contact delivered a solid result through increased thermal generation and higher wholesale electricity prices, driven by low inflows into the country's key hydro catchments.

The result for the six months ended 31 December 2006 was achieved under markedly different trading conditions, characterised by high hydro inflows, reduced levels of thermal generation, and softer wholesale electricity prices.

Profit for the six months ended 31 December 2006 increased seven per cent on the comparable period ended 31 December 2005 (excluding changes in the fair value of financial instruments, and the one-off gain in the 2005 period from Contact's sale of its stake in the Australian Valley Power peaking plant).

In the six months ended 31 December 2006, the average wholesale electricity price that Contact received for its generation was 37 per cent down on the previous half year, and wholesale electricity revenue was down 33 per cent.

However, lower retail electricity purchase prices led to a $123.0 million, or 35 per cent, decrease in retail electricity purchase costs from the previous half year.

Earnings Before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF) for the six months ended 31 December 2006 was $275.4 million. This is down two per cent from $280.4 million in the corresponding 2005 period but, given changes in operating conditions between the two periods, represents a very pleasing result.

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diversity

Contact is currently investigating four wind farm sites across New Zealand as part of the company's commitment to renewable energy. These sites have the capacity to provide large amounts of clean, climate-friendly energy.

Investment in new renewables

In announcing Contact's half year result, Chief Executive David Baldwin has also outlined a strong investment plan in new renewable generation.

With up to $2 billion of investment in new geothermal and wind energy, this investment programme has the potential to ensure New Zealand moves towards a cleaner and more sustainable energy system, and to deliver lasting long-term benefits to Contact's shareholders.

There is no question that Contact's ability to produce more renewable electricity generation, particularly in geothermal, will be important to helping achieve the Government's goal of meeting New Zealand's energy demand growth through greater use of renewable energy.

Rockgas

The decision for Contact to purchase the Rockgas business from Origin Energy makes a great deal of sense for both companies, and fits well with Contact's strategy to continue to develop as a genuine energy solutions company.

The purchase will boost Contact's offer to retail customers, and sits well alongside Contact's investment plans in renewable generation.

Through Contact's strong customer base, the company is well positioned to help Rockgas continue to grow, and deliver ongoing value to Contact and its shareholders.

Dividend and capital management

The Board has declared a fully imputed interim dividend of 10 cents per share; the same interim dividend as that paid for the 2006 financial year.

The strong focus on investment in new renewable generation options outlined in this report will have clear implications for Contact's capital management.

With up to $2 billion of acquisition funding and capital expenditure commitments in the next five years, we have decided that it is not in Contact's interests to make a decision now on returning cash to shareholders.

A significant release of cash to shareholders now could put Contact in a position where it could not pursue its investment plans without adversely impacting the Contact or Origin Group credit ratings.

We will keep this issue under review and revisit our decision if Contact's future financial flexibility requirements differ from current expectations.

Outlook

David Baldwin outlines Contact's future investment strategy in the following pages. .

While the rapid consenting and construction of major new renewable generation projects can see Contact defer investment decisions on new thermal capacity, the company's existing thermal fleet will continue to be important to ensuring a secure electricity supply.

It should be noted that the flexibility in gas contracts that Contact has enjoyed over the years is rapidly disappearing, as New Zealand enters the post-Maui era. The significant reduction in thermal fuel supply flexibility will pose some challenges for the company in the coming years.

Over the six months to 31 December 2006, Contact saw significant increases in natural gas costs, though the true impact of those increases was partially mitigated through the delay in full production from the Pohokura gasfield.

Contact still has some way to go in the transition to a post-Maui gas market, and increasing gas costs will be a factor for the company in both the short and medium term.

The development of the Government's New Zealand Energy Strategy will be important for New Zealand's energy future. I would like to emphasise the comments from David Baldwin that the eventual strategy must engender confidence to invest in the country's energy infrastructure.

The Government's draft New Zealand Energy Strategy's endorsement of the competitive electricity market structure is particularly pleasing in this respect.

Contact Energy is charting an exciting new period of growth and development, which bodes well for the company, for its shareholders and customers, and for New Zealand's vision of a cleaner energy future.

I would like to thank David Baldwin and his senior management team, my fellow directors and all of the staff at Contact for delivering another successful result for the company and its shareholders.

Grant King Chairman

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We see investment, growth and leadership

Chief Executive's review

Outlook. The first six months of the current financial year represent pleasing performance for Contact, especially given the market conditions over that period.



Contact's performance was positively impacted by the delay in full production from the Pohokura gasfield, with Contact instead using alternative, lower-cost gas.

This is not expected to be repeated to the same extent over the second half of the financial year. It is also expected that the commissioning of Genesis Energy's e3p gas-fired power plant at Huntly will have an impact on market dynamics in the coming period.

The company will continue to address the challenges associated with higher-priced gas and reduced fuel supply flexibility.

The guidance provided in Contact's Chairman's address to the company's 2006 Annual Meeting, namely that profit is likely to be materially lower than for the previous financial year, remains appropriate.

However, looking forward, we have a number of initiatives to enhance Contact's market position as an integrated producer and marketer of energy solutions. These represent exciting opportunities that should position Contact well in the energy market over the next few years.

In particular, we have recently made announcements on an exciting new acquisition for Contact, and major new plans for investment in renewable generation development.

Climate change and the New Zealand Energy Strategy

Contact supports the Government's desire to cut New Zealand's greenhouse gas emissions and focus on the development of new renewables, and believes Contact's strategy can play a major role in realising this goal.

Contact's strategic focus, as outlined in this review, has been developed in parallel with both increasing concern over climate change, and with the development of the Government's own draft New Zealand Energy Strategy.

This strategy positions the company well to help lead the energy sector in responding to climate change, both through strong investment in new renewable energy, and the development of cleaner, lower-emission gas-fired generation.

We believe this strategy will deliver long-term value to our shareholders and customers, while protecting the natural environment.

Investment in new generation

New Zealand's increasing demand for secure supplies of electricity requires sustained investment in new capacity. Contact has identified opportunities for a programme of new renewable generation investments of up to $2 billion.

Given appropriate policy settings, this strategy has the potential to add value for Contact's shareholders and make a positive contribution to the Government realising its vision of meeting energy growth through renewables, and deferring the need for new thermal generation plants to provide for security of supply.

Geothermal

Contact's programme has particular emphasis on geothermal generation. Contact believes that, if these investments can be executed promptly, decisions on building new thermal power stations can be deferred.

However, this deferral of thermal generation would only be appropriate if geothermal and other renewable alternatives can be developed rapidly.

The projects identified by Contact in the Taupo geothermal area could comprise up to 260 MW of new renewable geothermal generation capacity in the region, amounting to approximately $1 billion of new investment.

Included in this are plans to redevelop the existing 157 MW Wairakei power station by 2011, potentially realising up to an additional 60 MW of new energy, and constructing a new geothermal power station at Tauhara of up to 200 MW by 2012.

Contact believes it is extremely well placed to develop geothermal resources, and executing these options will be at the heart of the company's generation strategy for the next few years. Contact is currently progressing with detailed steamfield modelling, further appraisal drilling, and plant site selection and design, before proceeding to resource consenting.

The major challenge in bringing these projects on stream in a timely manner will be the resource consenting process. Currently, major renewable projects, including geothermal projects, progress through the standard resource consenting process. The time required for this process means they are unlikely to be developed before generation capacity is constrained, risking security of supply.

Contact believes that New Zealand needs to find a way by which these projects can be fast-tracked, while still maintaining a thorough assessment of relevant national, local and environmental issues.

In this respect, Contact is encouraged by the Government's draft New Zealand Energy Strategy, which canvasses the possibility of facilitating renewable generation projects under the Resource Management Act (RMA).

Contact has started to engage with the Government in an active dialogue to assist in fast-tracking the consenting process. We are optimistic that, following changes to the RMA in 2005 to facilitate ministerial call-in of nationally significant projects and to direct projects straight to a board of inquiry or the Environment Court, the RMA may be capable of facilitating the investment New Zealand needs within the timeframe required.

Contact strongly supports the intent of the RMA but believes the manner of its implementation often seems at odds with the Government's support for the timely development of renewable generation projects. For example, at the time of going to print, Contact's 2001 re-consent applications for existing geothermal generation in the Taupo region remained unresolved, to the frustration of the company. This process is now expected to be complete by April 2007.

Geothermal is the most reliable form of renewable energy in New Zealand, which, unlike weather-dependent wind and hydro, is constantly available. It therefore represents a real substitute for thermal generation.


potential

Contact is advancing plans to invest up to $1 billion on two new renewable geothermal power stations in the Taupo region, providing New Zealand with up to 260 MW of new renewable electricity.

Wind

In 2006, Contact investigated a number of promising wind farm options, both through its joint venture with Investec, and with other wind farm developers. The company is now actively pursuing four potential wind development sites across the country.

In February 2007, Contact agreed commercial terms to purchase two wind farm sites from the wind development arm of Investec. Together, these sites represent potential capacity to generate up to 300 MW. Contact will undertake further evaluation work on both of these sites before making decisions on resource consenting.

Contact is also currently completing the required investigations and feasibility studies to explore the development of two further wind farm sites. Both of these sites indicate significant wind resources that may be able to contribute up to 400 MW of clean, renewable electricity for the country.

Development of any two of these four wind farm sites would require approximately $1 billion.

Contact is currently undertaking environmental impact assessments, site design and other prerequisites for project feasibility and resource consent applications. As with most wind farm sites, transmission capacity will be a vital consideration.

Otahuhu C

Contact holds resource consents for Otahuhu C – a 400 MW high-efficiency combined-cycle gas-fired power station – at its existing Auckland site and is well positioned to quickly develop this option.

However, Contact would prefer to prioritise investment in renewable generation and defer final investment decisions on Otahuhu C for up to 18 months, while a durable carbon-pricing regime is developed and implemented.

The country's existing thermal plant will continue to play a critical role in supporting increasing levels of fluctuating renewables. However, the challenge will be to ensure the country's thermal fleet is as clean and modern as possible, and is able to respond to the increased volatility resulting from additional wind generation with fast-start firming capacity.

Our belief is that Otahuhu C will, in time, be developed, given its capacity to displace old, inefficient coal-fired plants, which produce much higher levels of carbon dioxide emissions.

A high-efficiency gas-fired plant at Otahuhu could reduce carbon dioxide emissions by up to 60 per cent per unit of energy produced, relative to existing older thermal plant.

Hydro

Contact is well advanced in the consenting process for its 17 MW distributed hydro generation project at the Lake Hawea control gates in Central Otago, with consents granted by the Queenstown Lakes District Council in February, and an Otago Regional Council hearing later this year.

The Hawea Gates project is a small, but meaningful, addition to our renewable hydro fleet, made possible largely because it utilises existing river flow control structures.

Rockgas

For some time, it has been apparent that there are strong synergies to be gained from combining Rockgas with Contact. Accordingly, Contact has agreed to purchase the Rockgas LPG business from Origin Energy for a price of $156 million.

This is an exciting acquisition in that it will enable Contact to diversify its business and offer a broader suite of energy products and services to current and potential customers.

This is an acquisition that makes terrific sense for Contact. Rockgas will open up new opportunities for growth and diversification for Contact in the South Island, in particular, where reticulated gas is not available.


efficiency

Contact's intended purchase of the Rockgas LPG business will help promote the use of LPG as a clean-burning and efficient heating fuel for homes and businesses.

Further, bundling LPG products into our current energy offerings will offer additional value to Contact customers.

LPG is a very efficient heating fuel, and promoting the direct use of gas in homes and businesses is also consistent with the goals of the Government's draft New Zealand Energy Strategy.

Rockgas is a strong business, which has been operating in New Zealand since 1934. It has 300 bulk industrial clients, 7,000 commercial customers, over 17,000 domestic customers, and has sales of about 90,000 tonnes per annum. Rockgas currently has a 50 per cent share of the LPG market, and Contact will continue to invest in and build the Rockgas business to ensure its ongoing growth and value.

The purchase of Rockgas is also indicative of the direction that Contact will pursue regarding new opportunities to grow the business and to firmly establish Contact as New Zealand's leading energy company.

Given that the acquisition of Rockgas is from Contact's majority shareholder, Origin Energy, it was important that a fully independent sale process was conducted. The Rockgas acquisition process was led by Contact's Independent Directors' Committee, and an independent appraisal of the acquisition price was commissioned from PricewaterhouseCoopers (PWC). The PWC summary report is on the Contact website www.contactenergy.co.nz.

PricewaterhouseCoopers concluded that the price was fair, both having regard to the underlying value of the business and the value that could be added by Contact, and when compared with the trading multiples of similar comparable companies.

The Rockgas acquisition is conditional on approval under the Overseas Investment Act, and is expected to be completed within the financial year.

Natural gas supplies

The biggest and most significant commercial agreement executed by Contact in the half year under review was its agreement to acquire rights to an additional 170 petajoules (PJ) of natural gas from the Maui joint venture.

Delays in the Pohokura gasfield coming on line over 2006 saw Contact use less Pohokura gas than expected. This was replaced by cheaper alternative sources of gas. The Pohokura gasfield is expected to come fully on line in March 2007.

As outlined earlier, while Contact intends to focus on executing new renewable generation options as a priority, its existing thermal power stations have a critical role to play in ensuring New Zealand has a secure energy supply and that its renewable base is well supported.

A secure fuel supply for these plants remains very important, and Contact will continue to focus this year on negotiating additional supplies of domestically-sourced natural gas for its existing plant.

Contact continues to advance the Gasbridge joint venture with Genesis Energy to develop a backstop option of importing liquefied natural gas (LNG) in case of domestic natural gas shortages.

Carbon pricing and the energy market

The Government's draft New Zealand Energy Strategy has indicated support for a mechanism to price carbon from electricity generated from coal, oil or gas. Contact supports the Government's direction – provided this measure is a transitional step towards a broader, economy-wide carbon-pricing methodology.

At present, most renewable energy options cost more to develop than most thermal plant options. In Contact's view, there is no question that increasing the costs of thermal generation through pricing carbon, and building large volumes of new, more expensive renewable generation, will raise energy prices. This is a cost of tackling climate change.

The true cost of generation options must be reflected in market prices, as opposed to any system of subsidies or market interventions. The preservation of a level playing field between state and private or publicly-owned participants in the New Zealand energy sector also remains important to secure the investment required to meet New Zealand's energy challenges.

As a publicly-listed company preparing to invest up to $2 billion in wind and geothermal energy over the coming years, having certainty and full confidence in the electricity market and New Zealand's investment climate is critical.

Contact's customers

The six months to 31 December 2006 has been a period in which the business has focused on its 587,000 customers, and set about developing new services and product offerings.

Over the coming months, a range of innovative new products and services will be developed and offered to Contact's customers.

Our vision is to see Contact develop further its position as an integrated energy solutions company; deepening relationships with our customers and providing the services, products and choices to help customers manage their own energy-related needs.

Conclusion

The six months ended 31 December 2006 was an important period for Contact: the company responded appropriately to changing market conditions, and took a number of core strategic business decisions to move it forward into a new phase of growth and development.

While Contact faces a number of challenges over the coming period, the company is in good heart, with the financial resources, the expertise and the commitment to help meet New Zealand's changing energy and environmental challenges, and to deliver ongoing value for shareholders.



David Baldwin Chief Executive

Management discussion of unaudited consolidated financial results for the six months ended 31 December 2006

Financial review

Contact Energy has recorded Earnings before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF) for the six month period ended 31 December 2006 of $275.4 million, compared with $280.4 million for the same period in 2005.

The primary operating factors that contributed to the financial performance for the six months ended 31 December 2006 are:

- high rainfall and inflows into New Zealand's core hydro catchments, leading to higher levels of hydro generation, lower levels of thermal generation and lower wholesale electricity prices
- significantly lower wholesale electricity revenue as a result of lower wholesale prices for generation
- a stronger contribution from Contact's retail base, due to the lower retail electricity purchase costs required to supply retail customers

Key financial information

	6 Months Ended 31 December 2006 $million	6 Months Ended 31 December 2005 $million
Operating Revenue	995.1	1,122.8
Operating Expenses[1]	(719.7)	(842.4)
EBITDAF	**275.4**	**280.4**
Depreciation	(69.2)	(67.7)
Change in Fair Value of Financial Instruments	8.5	4.8
Equity Accounted Earnings/(Loss) of Associate	0.9	(0.5)
Gain on Disposal of Subsidiaries[2]	-	33.4
Earnings Before Net Interest Expense and Income Tax (EBIT)	**215.6**	**250.4**
Net Interest Expense[3]	(32.2)	(37.9)
Income Tax Expense	(60.5)	(65.9)
Profit for the Period	**122.9**	**146.6**
Adjusted Earnings Per Share[4]	**20.33**	**19.07**
Shareholders' Equity	**2,602.0**	**2,463.3**

(1) Includes retail electricity purchases.

(2) Disposal of Contact Peaker (NZ) Limited and its 100 per cent owned subsidiary, Contact Peaker Australia Pty Limited. Contact Peaker Australia Pty Limited leased 40 per cent of the generation plant from Valley Power Pty Limited and was a 40 per cent partner in the Valcon Joint Venture that operated the generation plant.

(3) Interest income has been reclassified to Net Interest Expense rather than being included within Operating Revenue.

(4) Adjusted Earnings Per Share excludes Gain on Disposal of Subsidiaries, and Change in Fair Value of Financial Instruments, net of tax.

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- a 28 per cent increase in the price for natural gas, both for internal use in Contact's thermal electricity generation plants, and for supply to wholesale and retail customers.

Profit for the six months ended 31 December 2006 increased seven per cent on the result in the comparable period ended 31 December 2005 (excluding changes in the fair value of financial instruments and the one-off $33.4 million gain in the prior period on the disposal of Contact's stake in the Australian Valley Power peaking plant).

The result for the period ended 31 December 2006 was also impacted by lower net financing costs, attributable to an increase in Contact's net short-term deposits.

Retail segment

	6 Months Ended 31 December 2006 $million	6 Months Ended 31 December 2005 $million
Retail Electricity Revenue	605.3	550.9
Gas Revenue Wholesale Customers	17.8	41.4
Gas Revenue Retail Customers	53.2	64.7
Other Retail Revenue	3.9	3.4
Total Retail Revenue	**680.2**	**660.4**
Retail Electricity Purchases	(232.4)	(355.4)
Electricity Transmission and Distribution	(214.3)	(194.3)
Gas Purchases and Transmission	(52.9)	(74.0)
Labour Costs and Other Operating Expenses	(55.3)	(58.4)
Total Operating Expenses	**(554.9)**	**(682.1)**
EBITDAF	**125.3**	**(21.7)**
Depreciation	(7.3)	(7.0)
Segment Result	**118.0**	**(28.7)**
Average Electricity Purchase Price ($ per MWh)	55.53	89.50
Retail Electricity Sales (GWh)	3,950	3,793
Gas Sales Wholesale Customers (PJ)	3.4	7.8
Gas Sales Retail Customers (PJ)	2.7	4.5

Retail segment

Contact's Retail segment performed well over the six months ended 31 December 2006. Retail electricity purchase costs decreased 35 per cent from the corresponding period in 2005.

The average retail electricity purchase price was $55.53 per MWh for the six months ended 31 December 2006, compared with $89.50 per MWh for the six months ended 31 December 2005.

Retail electricity revenue for the six months ended 31 December 2006 was $605.3 million, up 10 per cent from $550.9 million for the six months ended 31 December 2005.

The average revenue per unit of electricity sold for the six months ended 31 December 2006 increased five per cent over that for the corresponding 2005 period.

Retail electricity customer numbers decreased less than one per cent to 511,000 at the end of December 2006, from 515,000 at the end of June 2006. Additional retail electricity volumes have resulted from sales to commercial and industrial customers, which has resulted in a small overall increase in Contact's market share on a volume basis over this period.

Contact's gas revenue from wholesale customers decreased 57 per cent in the six months to 31 December 2006, compared with the six months ended 31 December 2005. This is primarily due to the expiry in

June 2006 of a 12 month contract with a significant wholesale gas customer.

Retail gas revenue decreased from $64.7 million for the six months ended 31 December 2005, to $53.2 million for the six months ended 31 December 2006. A significant part of this decrease is due to the loss of one large wholesale customer.

Retail gas customer numbers at 31 December 2006 were 76,000, down from 79,000 as at 30 June 2006, primarily as a result of continuing strong competition in the retail gas market.

Labour Costs and Other Operating Expenses for the retail segment decreased five per cent from the six months ended 31 December 2005: Contact continues to focus on customer satisfaction, while reducing cost to serve.

Generation segment

	6 Months Ended 31 December 2006 $million	6 Months Ended 31 December 2005 $million
Wholesale Electricity Revenue	306.5	455.9
Steam Sales	6.7	5.1
Other Wholesale Revenue	1.7	0.5
Total Wholesale Revenue	**314.9**	**461.5**
Electricity Transmission and Distribution	(22.2)	(19.3)
Gas Purchases and Transmission	(100.9)	(98.2)
Labour Costs and Other Operating Expenses	(41.7)	(42.8)
Total Operating Expenses	**(164.8)**	**(160.3)**
EBITDAF	**150.1**	**301.2**
Depreciation	(61.6)	(60.1)
Segment Result	**88.5**	**241.1**
Average Wholesale Electricity Price ($ per MWh)[1]	51.45	81.70
Gas Used in Internal Generation (PJ)	21.1	26.3
Thermal Generation (GWh)	2,693	3,182
Geothermal Generation (GWh)	997	919
Hydro Generation (GWh)	1,907	1,490
Total Generation (GWh)	5,597	5,591

(1) This price excludes contracts for differences.

Generation segment

The six months to 31 December 2006 saw significantly higher levels of inflows into the country's key hydro catchments, and an accompanying softening of wholesale electricity prices. Contact's hydro generation increased by 28 per cent, from 1,490 GWh for the six months ended 31 December 2005, to 1,907 GWh for the same period in 2006, while wholesale electricity prices for the six months ended 31 December 2006 averaged $51.45 per MWh, down 37 per cent from $81.70 per MWh for the six months ended 31 December 2005.

Production from the company's three geothermal power stations increased eight per cent to 997 GWh, from 919 GWh in the six months to 31 December 2005. Contact's geothermal development programme has seen two new pipelines commissioned; one to increase the production from the old western borefield, and the other to connect the Poihipi power station to the Wairakei steamfield, allowing the plant to increase generation from 25 MW to its full 55 MW capacity.

Further increases in production at Wairakei, available from current investments, are constrained by the existing resource consents.

At Ohaaki, two new production wells have been connected, and further wells are to be drilled and connected over the next six months.


security

Contact's high-efficiency natural gas-fired power stations will continue to play an important role in supporting greater volumes of renewable energy. Natural gas is the cleanest-burning thermal fuel, and Contact's plants are vital in delivering secure and reliable energy supplies.

Contact's thermal plant produced 15 per cent less electricity, decreasing from 3,182 GWh in the six months ended 31 December 2005, to 2,693 GWh for the six months ended 31 December 2006. As a result of lower levels of thermal generation for the six months ended 31 December 2006, gas used in electricity generation decreased by 20 per cent, to 21.1 PJ.

Contact's total generation from all sources for the six months ended 31 December 2006 was 5,597 GWh, up slightly from 5,591 GWh for the corresponding period in 2005.

Gas

The average gas purchase and transmission price for the six months ended 31 December 2006 was $4.77 per GJ, up 28 per cent from $3.72 per GJ for the corresponding period in 2005. While Contact did face higher per unit gas costs over the six months ended 31 December 2006, the transition to higher price gas was mitigated to some extent in the half year by a delay in full production from the Pohokura gasfield. Under interim arrangements, pending full production, Contact took lower volumes of Pohokura gas than anticipated, and compensated for this by greater use of alternative, lower-cost gas.

Full production from the Pohokura field is expected in March 2007.

During the period, Contact secured rights to an additional 170 PJ of Maui gas under the previously announced Right of First Refusal (RoFR) arrangements with the Maui field operators. This gas is expected to be delivered over the period from April 2007 until December 2014.

Income tax expense

Income Tax Expense for the six months ended 31 December 2006 was $60.5 million, compared with $65.9 million for the same period in 2005. The effective tax rate for the six months ended 31 December 2006 was 33 per cent, compared with 31 per cent for the same period in 2005. The increase in the effective rate is primarily due to the non-taxable Gain on Disposal of Subsidiaries in the six months ended 31 December 2005.

Net debt

Based on the NZD equivalent of borrowings, net of foreign exchange hedging, net debt decreased from $828.8 million at 31 December 2005, to $741.4 million at 31 December 2006. This decrease of $87.4 million is primarily due to increased short-term deposits, as the company received cash in excess of that required to satisfy current capital commitments. In September 2007, term debt of NZ$277.8 million, being the NZD equivalent net of foreign exchange hedging, matures.

Capital expenditure and commitments

Contact's capital expenditure for the six months ended 31 December 2006 was $62.7 million, compared with $66.8 million in the period ended 31 December 2005.

Total capital, investment and other operating commitments at 31 December 2006 were $187.8 million, compared to $223.2 million at 31 December 2005.

Dividend declaration

The Contact Board has resolved to pay a fully imputed interim dividend of 10 cents per share in respect of the 2007 financial year. This dividend will be paid on Friday 23 March 2007.

Capital management

The investment proposals outlined in the Chief Executive's review above have implications for capital management.

With up to $2 billion of potential investment opportunities over the next five years, the Board has determined that any significant release of cash to shareholders at this time could put the company in a position where it may not be able to execute its plans without adversely impacting the Contact or Origin Group credit ratings. Accordingly, the Board has decided against making a capital return at this time.

This issue will remain under review, and the Board will revisit this decision if Contact's future financial flexibility requirements differ from current expectations.

We see a sound investment

Company overview

Contact is one of New Zealand's largest companies by market capitalisation on the New Zealand Stock Market.

Contact has a combined total of around 587,000 electricity and gas customers and generates 27 per cent of New Zealand's total electricity generation capacity from 10 power stations across both the North and South Islands.

Of Contact's maximum permitted generation capability, 51 per cent is from the company's natural gas-fired thermal power stations, 15 per cent from geothermal and 34 per cent from hydro.

Contact has a 27 per cent share of the electricity retail market and 40 per cent of the gas retail market.



Otahuhu B
combined-cycle gas turbine 400 MW (estimated)
Otahuhu A
reactive power
Auckland Sales Team
New Plymouth
steam turbine 330 MW
Te Rapa
cogeneration 44 MW
Ohaaki
geothermal 105 MW (currently operating at 36 MW due to steam availability*)
Wairakei
geothermal 157 MW + 15 MW binary plant
Levin Call Centre
Taranaki Combined-Cycle
combined-cycle gas turbine 377 MW (with ductburner in operation)
Poihipi
geothermal 55 MW
Lower Hutt Retail Services Centre
Clyde, Clutha River
hydro 432 MW
Roxburgh, Clutha River
hydro 320 MW
Dunedin Call Centre
* As at 1 March, 2007.
Key
electricity retail area
gas retail area

082-34934

Financial Statements

Contact Energy Limited
and Subsidiaries
Financial Statements
for the six months ended
31 December 2006

income statement
for the six months ended 31 December 2006

	Note	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Unaudited 6 Months Ended 31 December 2005 $000	Group Audited 12 Months Ended 30 June 2006 $000
Operating Revenue				
Wholesale Electricity Revenue		306,455	455,909	1,046,233
Retail Electricity Revenue		605,304	550,933	1,080,445
Gas Revenue		71,022	106,160	184,320
Steam Sales		6,749	5,121	9,017
Other Revenue		5,601	4,741	10,108
		995,131	**1,122,864**	**2,330,123**
Operating Expenses				
Retail Electricity Purchases		(232,440)	(355,423)	(778,905)
Electricity Transmission and Distribution		(236,496)	(213,615)	(424,387)
Gas Purchases and Transmission		(153,736)	(172,205)	(354,483)
Labour Costs		(29,601)	(28,353)	(59,866)
Other Operating Expenses		(67,446)	(72,853)	(155,526)
		(719,719)	**(842,449)**	**(1,773,167)**
Earnings Before Net Interest Expense, Income Tax, Depreciation, Amortisation and Financial Instruments (EBITDAF)		**275,412**	**280,415**	**556,956**
Depreciation		(69,186)	(67,696)	(133,229)
Change in Fair Value of Financial Instruments	4	8,470	4,800	8,699
Equity Accounted Earnings/(Loss) of Associate		851	(501)	4,422
Gain on Disposal of Subsidiaries		-	33,399	33,399
		(59,865)	**(29,998)**	**(86,709)**
Earnings Before Net Interest Expense and Income Tax (EBIT)		**215,547**	**250,417**	**470,247**
Interest Expense		(43,049)	(42,164)	(82,877)
Interest Income		10,886	4,288	15,315
Net Interest Expense		**(32,163)**	**(37,876)**	**(67,562)**
Profit Before Income Tax		**183,384**	**212,541**	**402,685**
Income Tax Expense	3	(60,491)	(65,934)	(121,817)
Profit for the Period	2	**122,893**	**146,607**	**280,868**
Adjusted Earnings Per Share (Cents)[1]		**20.33**	**19.07**	**41.91**
Basic and Diluted Earnings Per Share (Cents)		**21.31**	**25.42**	**48.71**

(1) Adjusted Earnings Per Share excludes Gain on Disposal of Subsidiaries and Change in Fair Value of Financial Instruments, net of tax.

The accompanying notes form an integral part of these financial statements.

statement of changes in equity for the six months ended 31 December 2006

	Note	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Unaudited 6 Months Ended 31 December 2005 $000	Group Audited 12 Months Ended 30 June 2006 $000
Profit for the Period		**122,893**	**146,607**	**280,868**
Change in Foreign Currency Translation Reserve		(80)	(931)	(940)
Change in Asset Revaluation Reserve		-	1,297	3,842
Change in Cash Flow Hedge Reserve		19,155	2,917	12,700
Total Recognised Revenues and Expenses		**141,968**	**149,890**	**296,470**
Ordinary Dividends Paid	5	(92,261)	(57,663)	(115,326)
Changes in Equity for the Period		**49,707**	**92,227**	**181,144**
Equity at Start of the Period		**2,552,243**	**2,380,588**	**2,380,588**
Adoption of NZIAS 39 – Financial Instruments		-	(9,489)	(9,489)
Restated Equity at Start of the Period		**2,552,243**	**2,371,099**	**2,371,099**
Equity at End of the Period		**2,601,950**	**2,463,326**	**2,552,243**
Represented by:				
Share Capital		780,037	780,037	780,037
Foreign Currency Translation Reserve		79	168	159
Asset Revaluation Reserve		1,551,483	1,548,938	1,551,483
Cash Flow Hedge Reserve		13,818	(15,120)	(5,337)
Retained Earnings		256,533	149,303	225,901
Equity at End of the Period		**2,601,950**	**2,463,326**	**2,552,243**

The accompanying notes form an integral part of these financial statements.

Contact Energy Limited and Subsidiaries

balance sheet
as at 31 December 2006

	Note	Group Unaudited 31 December 2006 $000	Group Unaudited 31 December 2005 $000	Group Audited 30 June 2006 $000
SHAREHOLDERS' EQUITY		**2,601,950**	**2,463,326**	**2,552,243**
Represented by:				
Current Assets				
Short Term Deposits		296,548	209,904	282,819
Receivables and Prepayments		161,934	224,567	230,582
Taxation Receivable		-	-	7,561
Inventories		18,719	30,081	29,916
Derivative Financial Instruments		2,973	892	3,940
Total Current Assets		**480,174**	**465,444**	**554,818**
Non-current Assets				
Property, Plant & Equipment		3,833,603	3,821,338	3,829,153
Goodwill		178,778	178,778	178,778
Investment in Associate		7,818	3,483	8,900
Derivative Financial Instruments		44,360	4,516	4,572
Other Non-current Assets		2,987	12,632	3,346
Total Non-current Assets		**4,067,546**	**4,020,747**	**4,024,749**
TOTAL ASSETS		**4,547,720**	**4,486,191**	**4,579,567**
Current Liabilities				
Borrowings		12,282	13,435	20,948
Current Portion of Term Borrowings	4	205,367	-	-
Payables and Accruals		168,591	248,064	264,519
Taxation Payable		10,925	20,781	-
Provisions		3,337	8,132	5,164
Derivative Financial Instruments		75,591	-	4,973
Total Current Liabilities		**476,093**	**290,412**	**295,604**
Non-current Liabilities				
Borrowings	4	575,602	799,667	869,818
Provisions		21,717	22,855	20,756
Deferred Taxation		689,616	657,307	678,648
Derivative Financial Instruments		178,695	248,577	158,451
Other Non-current Liabilities		4,047	4,047	4,047
Total Non-current Liabilities		**1,469,677**	**1,732,453**	**1,731,720**
TOTAL LIABILITIES		**1,945,770**	**2,022,865**	**2,027,324**
NET ASSETS		**2,601,950**	**2,463,326**	**2,552,243**

The accompanying notes form an integral part of these financial statements.

statement of cash flows
for the six months ended 31 December 2006

	Note	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Unaudited 6 Months Ended 31 December 2005 $000	Group Audited 12 Months Ended 30 June 2006 $000
CASH FLOWS FROM OPERATING ACTIVITIES				
Cash Provided from:				
Receipts from Customers		1,052,033	1,107,784	2,320,557
Interest Received		10,809	3,209	11,795
		1,062,842	1,110,993	2,332,352
Cash Applied to:				
Payments to Suppliers and Employees		(802,571)	(807,570)	(1,726,680)
Taxation Paid		(30,500)	(31,800)	(93,255)
Interest Paid		(42,439)	(41,047)	(81,754)
		(875,510)	(880,417)	(1,901,689)
Net Cash Inflow from Operating Activities	6	**187,332**	**230,576**	**430,663**
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash Provided from:				
Proceeds from Disposal of Subsidiaries		-	70,642	70,483
Loan from Associate		-	723	1,142
Associate Dividends Received		1,254	-	260
Repayment of Loan to Investee		-	63	126
		1,254	71,428	72,011
Cash Applied to:				
Purchase of Property, Plant & Equipment		(64,434)	(70,329)	(133,799)
Repayment of Loan from Associate		(834)	-	-
		(65,268)	(70,329)	(133,799)
Net Cash (Outflow)/Inflow to Investing Activities		**(64,014)**	**1,099**	**(61,788)**

The accompanying notes form an integral part of these financial statements.

statement of cash flows
for the six months ended 31 December 2006

	Note	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Unaudited 6 Months Ended 31 December 2005 $000	Group Audited 12 Months Ended 30 June 2006 $000
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash Applied to:				
Ordinary Dividend Paid to Shareholders	5	(92,261)	(57,663)	(115,326)
Supplementary Dividend Paid to Shareholders	5	(9,769)	(6,219)	(12,455)
Repayment of Borrowings		(6,686)	-	-
Repayment of Finance Lease Liabilities		(90)	(1,180)	(1,186)
		(108,806)	(65,062)	(128,967)
Net Cash (Outflow) to Financing Activities		**(108,806)**	**(65,062)**	**(128,967)**
Net Increase in Cash and Cash Equivalents		14,512	166,613	239,908
Add: Cash and Cash Equivalents at the Start of the Period		274,804	34,896	34,896
Cash and Cash Equivalents at the End of the Period		**289,316**	**201,509**	**274,804**
Cash and Cash Equivalents is comprised of:				
Bank Overdraft		(7,232)	(8,395)	(8,015)
Short Term Deposits		296,548	209,904	282,819
		289,316	**201,509**	**274,804**

The accompanying notes form an integral part of these financial statements.

notes to the financial statements for the six months ended 31 December 2006

1 statement of accounting policies

Reporting entity

Contact Energy Limited (the Company) is a company domiciled in New Zealand, registered under the Companies Act 1993 and listed on the New Zealand Stock Market. The Company is an issuer in terms of the Financial Reporting Act 1993.

The unaudited interim consolidated financial statements for Contact Energy Limited as at and for the six months ended 31 December 2006 comprise the Company and its subsidiaries and Contact's interest in associates and jointly controlled entities (together referred to as Contact).

Contact is a diversified and integrated energy company, focusing on the wholesale generation of electricity and the retail sale of electricity and gas, and related services in New Zealand.

Basis of preparation

The functional and reporting currency used in preparation of the unaudited interim consolidated financial statements is New Zealand dollars, rounded to the nearest thousand.

The unaudited interim consolidated financial statements of Contact have been prepared in accordance with the New Zealand Equivalent to International Accounting Standard *NZIAS 34 Interim Financial Reporting* (NZIAS 34).

These unaudited interim consolidated financial statements should be read in conjunction with the financial statements and related notes included in Contact's Annual Report for the year ended 30 June 2006. The same accounting policies are followed in the unaudited interim consolidated financial statements as those used in the financial statements for the year ended 30 June 2006.

There have been no changes in accounting policies other than the addition of a policy on Jointly Controlled Entities, which is as follows:

Jointly Controlled Entities

Jointly Controlled Entities are joint arrangements with other parties in which Contact jointly controls one or more entities and is consequently entitled to a share of the future economic benefits through its share of the jointly controlled entity. Contact's share of the assets, liabilities, outputs (revenues) and expenses of jointly controlled entities is incorporated into Contact's consolidated financial statements on a proportionate line-by-line basis.

Accounting estimates and judgements

The preparation of interim consolidated financial statements in conformity with NZIAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Contact's critical accounting policies and estimates in these unaudited interim consolidated financial statements are as follows.

Financial Instruments
Generation Plant and Equipment
Goodwill
Restoration and Environmental Rehabilitation
Retail Revenue

2 segment reporting

Contact's primary reporting format is business segments. All business segments are fully integrated within New Zealand.

Contact comprises the following main business segments:

Retail

The Retail segment encompasses any activity that is associated with Contact's supply of energy to end user customers as well as related services.

Generation

The Generation segment encompasses any activity that is associated with Contact's generation of electricity or steam and Contact's sales to the wholesale electricity market.

The segment result includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Items not directly attributable to, or those that can not be allocated on a reasonable basis to, the Retail or Generation segments are included in the Other segment.

Wholesale electricity purchase costs for the Retail segment are based on spot prices prevailing in the New Zealand wholesale electricity market at the relevant time, and at the relevant grid exit purchase node. Similarly, the revenues received by the Generation segment are determined by the spot prices received at the relevant grid injection points.

The cost of gas purchases across the portfolio is allocated between the segments in proportion to consumption. Gas transmission and distribution charges are allocated to the segments within which they are incurred.

082-34934

segment reporting
for the six months ended 31 December 2006

	Retail $000	Generation $000	Other $000	Group Unaudited $000
Segment Revenue	680,209	314,875	47	**995,131**
EBITDAF	125,254	150,111	47	**275,412**
Depreciation of Segment Assets	(7,276)	(61,619)	(291)	**(69,186)**
Segment Result	117,978	88,492	(244)	**206,226**
Change in Fair Value of Financial Instruments				**8,470**
Equity Accounted Earnings of Associate				**851**
Net Interest Expense				**(32,163)**
Income Tax Expense				**(60,491)**
Profit for the Period				**122,893**

segment reporting
for the six months ended 31 December 2005

	Retail $000	Generation $000	Other $000	Group Unaudited $000
Segment Revenue	660,380	461,542	942	**1,122,864**
EBITDAF	(21,714)	301,187	942	**280,415**
Depreciation of Segment Assets	(6,987)	(60,087)	(622)	**(67,696)**
Segment Result	(28,701)	241,100	320	**212,719**
Change in Fair Value of Financial Instruments				**4,800**
Equity Accounted (Loss) of Associate				**(501)**
Gain on Sale of Subsidiaries				**33,399**
Net Interest Expense				**(37,876)**
Income Tax Expense				**(65,934)**
Profit for the Period				**146,607**

3 income tax expense

The Income Tax Expense for the six months ended 31 December 2006 was calculated based on an estimated average annual effective income tax rate of 33.0 per cent (31 December 2005: 31.0 per cent; 30 June 2006: 30.3 per cent) as compared to the statutory corporate tax rate of 33.0 per cent.

The difference between the estimated average annual effective income tax rate and statutory corporate tax rate for the six months ended 31 December 2005 was principally due to a non-taxable Gain on Disposal of Subsidiaries.

4 financial instruments and borrowings

The $8.5 million (31 December 2005: $4.8 million; 30 June 2006: $8.7 million) Change in Fair Value of Financial Instruments recorded in the income statement is principally due to interest rate derivatives, which have not been designated in a hedge relationship. The interest rate derivatives are revalued applying market interest rates. As a result, the change in fair value of interest rate derivatives is a non-cash item that fluctuates over time in accordance with changes in market interest rates.

The foreign currency denominated borrowings that are now measured and reported in the financial statements at fair value are hedged by Cross Currency Interest Rate Swaps (CCIRS). The NZD equivalent of these borrowings, after the effect of foreign exchange hedging of the borrowings, is $1,025 million (31 December 2005: $1,025 million; 30 June 2006: $1,025 million). The NZD equivalent of the Current Portion of Term Borrowings, after the effect of foreign exchange hedging, is $277.8 million. The Current Portion of Term Borrowings is repayable in September 2007.

5 ordinary dividends paid

The Company paid the following fully imputed dividends during the period.

	Unaudited 6 Months Ended 31 December 2006		Unaudited 6 Months Ended 31 December 2005		Audited 12 Months Ended 30 June 2006	
	$000	Cents Per Share	$000	Cents Per Share	$000	Cents Per Share
Prior Period Final Dividend	92,261	16.0	57,663	10.0	57,663	10.0
Current Period Interim Dividend	-	-	-	-	57,663	10.0
Supplementary Dividend	9,769		6,219		12,455	
Foreign Investor Tax Credit	(9,769)		(6,219)		(12,455)	
Total Ordinary Dividends Paid	**92,261**		**57,663**		**115,326**	
Current period fully imputed dividend on ordinary shares, declared subsequent to reporting period. Refer to note 9.	57,663	10.0	57,663	10.0	92,261	16.0

082-34934

6 reconciliation of profit for the period to cash flows from operating activities

	Group Unaudited 6 Months Ended 31 December 2006 $000	Group Unaudited 6 Months Ended 31 December 2005 $000	Group Audited 12 Months Ended 30 June 2006 $000
Profit for the Period	**122,893**	**146,607**	**280,868**
Items Classified as Investing/Financing			
(Gain) on Disposal of Subsidiaries	-	(33,399)	(33,399)
Non-cash Items			
Depreciation	69,186	67,696	133,229
Change in Fair Value of Financial Instruments	(8,470)	(4,800)	(8,699)
Bad and Doubtful Accounts	2,823	3,658	7,160
Provisions	(628)	1,785	1,704
Equity Accounted (Earnings)/Loss of Associate	(851)	501	(4,422)
Discount Unwind on Non-current Provision	870	757	1,678
Other	360	360	720
	63,290	69,957	131,370
Operating Cash Profit for the Period	**186,183**	**183,165**	**378,839**
Movement in Working Capital			
(Increase)/Decrease in Receivables and Prepayments	56,291	(18,125)	(17,066)
Decrease in Taxation Receivable	-	-	29,255
(Increase)/Decrease in Inventories	(232)	(177)	(19)
Increase/(Decrease) in Payables and Accruals	(84,901)	31,579	39,654
Increase in Taxation Payable	29,991	34,134	-
	1,149	47,411	51,824
Net Cash Inflow from Operating Activities	**187,332**	**230,576**	**430,663**

7 commitments

	Group Unaudited 31 December 2006 $000	Group Unaudited 31 December 2005 $000	Group Audited 30 June 2006 $000
Capital and Investment Commitments	150,736	182,191	154,402
Operating Lease Commitments	15,279	18,696	17,153
Other Operating Commitments	21,747	22,266	24,046

Other Operating Commitments comprise a portion of long-term maintenance agreements entered into for generation assets. The remainder of commitments under these agreements are included in Capital and Investment Commitments.

Gas commitments

Contact holds contracts with a variety of counterparties relating to the right to uplift and transport gas. The nature of these commitments was disclosed in Contact's Annual Report for the year ended 30 June 2006.

The only significant change to these commitments as at 31 December 2006 is a new contract entered into with Maui Development Limited. Contact is required to make fixed annual payments for the right to take up to 170 petajoules of gas between April 2007 and December 2014 under the contract. Arrangements are in place in order to transport the gas in the Maui pipeline, as required by the contract.

8 investment in group entities

There have been no changes to the Company's interest in group entities from 30 June 2006 except for the following:

- Establishment of a wholly owned subsidiary, Contact Wind Limited, on 22 December 2006, which will be involved in investigating and developing wind generation.
- Establishment of a wholly owned subsidiary, Contact Aria Limited, on 29 September 2006, which is a 50 per cent partner in the Gasbridge Joint Venture. Gasbridge is a joint project between Contact Energy Limited and Genesis Energy to preserve the option of importing natural gas, if required in the future.
- Effective 31 August 2006, Energy Gas Contracts Limited was amalgamated with its parent entity, Stratford Power Limited. Stratford Power Limited is a wholly owned subsidiary of the Company.

9 subsequent events

On 22 February 2007, the Directors declared an interim dividend of approximately $57.7 million, representing 10.0 cents per share, payable on 23 March 2007. Refer Note 5. The dividend will carry full imputation credits for resident shareholders. Non-resident shareholders will receive a supplementary dividend of 1.7647 cents per share, which equates to the Non-resident Withholding Tax payable.

KPMG

Auditors' review report

To the shareholders of Contact Energy Limited

We have completed a review on the attached financial statements in accordance with the Review Engagement Standards issued by the Institute of Chartered Accountants of New Zealand. The financial statements provide information about the past financial performance of Contact Energy Limited and its subsidiaries ("the Group") and financial position as at 31 December 2006.

Directors' responsibilities

The Directors of Contact Energy Limited are responsible for the preparation of financial statements which give a true and fair view of the financial position of the Group as at 31 December 2006 and the results of its operations and cashflows for the six month period ended on that date.

Reviewers' responsibilities

It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion

A review is limited primarily to enquiries of company personnel and analytical review procedures applied to the financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review opinion

Based on our review, nothing has come to our attention that causes us to believe that the attached financial statements do not give a true and fair view of the financial position of the Group as at 31 December 2006 and the results of its operations and cashflows for the six month period ended on that date.

Our review was completed on 22 February 2007 and our opinion is expressed as at that date.

KPMG

Wellington

082-34934

We see a promising future

Directory

Board of Directors

Grant King (Chairman)
Phil Pryke (Deputy Chairman)
Bruce Beeren
John Milne
Karen Moses
Tim Saunders

Head Office

Level 1, Harbour City Tower
29 Brandon Street, PO Box 10742
Wellington, New Zealand
Telephone 64 4 499 4001
Facsimile 64 4 499 4003

investor.centre@contact-energy.co.nz
www.contactenergy.co.nz

NZX Trading Code CEN
Company Number 660760

Share Registrar

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Private Bag 92119, Auckland 1142
Telephone 64 9 488 8777
Facsimile 64 9 488 8787

Shareholder Enquiries

Enquiries on your shareholding (transactions, changes of address or dividend payments) should be made to the Registrar at the following address:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Private Bag 92119, Auckland 1142
Telephone 64 9 488 8777
Facsimile 64 9 488 8787
enquiry@computershare.co.nz

General enquiries on the company's operating and financial performance should be made to the company at:

Investor Relations Manager
Contact Energy Limited
PO Box 10742
Wellington, New Zealand
investor.centre@contact-energy.co.nz

CONTACT
www.contactenergy.co.nz



responsibility

This half year report is printed on coated paper containing 55 per cent recycled fibre. All of the ink used in the production of this report is vegetable based, mineral oil free, and from 100 per cent renewable resources.

CONTACT

www.contactenergy.co.nz

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	21 March 2007
From	Bill Hundy	Pages	3
Subject	JINGEMIA 11 OIL DEVELOPMENT WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA		

Please find attached an announcement detailing an update on the Jingemia 11 Oil Development Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

21 March 2007

Jingemia 11 Oil Development Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Jingemia 11 oil development well operated by its subsidiary Origin Energy Developments Pty Ltd.

Jingemia 11

Well type: Oil Development (onshore)

Location: Perth Basin, Western Australia (L14)

The Jingemia 11 surface location is approximately 60 metres west of the Jingemia 8 surface location.

Latitude: 29° 20' 20.28" S
Longitude: 114° 59' 18.91" E

Interests:

Origin Energy Developments Pty Ltd* (Operator)	49.189%
ARC Energy Ltd	44.141%
Victoria Petroleum Offshore Pty Ltd	5.000%
Norwest Energy NL	1.278%
Roc Oil (WA) Pty Ltd	0.250%
J.K. Geary	0.142%

* A wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Dongara Sandstone
Proposed total depth: 2,614 metres measured depth

Progress and Status: The well commenced drilling on 28 February 2007 using the Century 18 drilling rig. 311 millimetre (12-1/4 inch) hole was drilled to 534 metres measured depth. 245 millimetre (9-5/8 inch) surface casing was set at 531 metres measured depth. 216 millimetre (8-1/2 inch) hole was drilled to a total depth at 2,606 metres measured depth in the Caryngrinia Formation, which was reached on 14 March.

The top of the objective Dongara Sandstone was intersected at 2,489 metres measured depth (2,349 metres true vertical depth subsea). At the top Dongara Sandstone level, Jingemia 11 is approximately 14 metres updip of the previous highest intersection in the field (at Jingemia 4). Logging While Drilling (LWD) logs and wireline pressure measurements indicate Jingemia 11 has intersected 31 metres of oil saturated Dongara Sandstone, although the lower 8 metres appears to have been partially swept by existing producers.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

At 06:00 hours WST today, the activity was preparing to perforate and complete the well for connection to the Jingemia oil facility.

For further information contact:

Paul Zealand
General Manager – Oil and Gas Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

082-34934

To	Company Announcements Office		1300 300 201
Company	Australian Stock Exchange Limited	Date	20 March 2007
From	Bill Hundy	Pages	6
Subject	**MEDIA RELEASE**		

This Transmittal is confidential. If you have received this document in error, please contact Origin Energy immediately.

For your information, please find attached a media release entitled "Origin provides the way for Australian businesses to reduce their carbon footprint".

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

1/1

Origin energy

Media Release

Tuesday 20 March 2007

Origin provides the way for Australian businesses to reduce their carbon footprint

Origin Energy (Origin), one of Australia's leading energy companies, has launched a new Carbon Reduction Scheme offering Australian businesses an effective, efficient and flexible approach to reduce their carbon footprint.

Origin, one of the founding members of the Business Roundtable on Climate Change, sees this scheme as a proactive way of helping companies to focus on and effectively manage the reduction and offset of greenhouse gas emissions.

Origin's Managing Director Mr Grant King said, "There is a heightened awareness that companies need to take action now to universally reduce our greenhouse gas impact. Origin has the expertise, experience and products to enable us to advise companies on improving energy efficiency, the effective use of lower emission energy and the management of offsets.

"The Carbon Reduction Scheme design is based on five key principles; credibility, transparency, affordability, flexibility and effectiveness. It draws on and extends existing mandatory and voluntary frameworks to ensure that participants can use one framework and apply it to national and international operations. Importantly, the scheme is cost effective, transparent and externally verified.

"This scheme also allows business to purchase carbon offsets that are sourced from abatement activities overseas. This is particularly attractive to companies with international operations."

In developing the Carbon Reduction Scheme, Origin sought advice from the Australian Conservation Foundation, St James Ethics Centre and Energetics Pty Ltd.

The range of companies already supporting Origin's Carbon Reduction Scheme demonstrates its flexibility and appeal. These companies include the National Australia Bank, Transurban, Lend Lease, Insurance Australian Group, Australian Football League, STA Travel and Intrepid Travel.

Mr King said: "Our foundation partners have committed to significantly reducing their carbon impact. I commend them for their action and commitment and we encourage other companies to consider how they can similarly reduce their carbon impact. Together, Australian business can make a truly significant contribution to our nation's carbon reduction targets."

The Carbon Reduction Scheme specifically allows for:

- verification of voluntary carbon offset products and credits, allowing businesses to participate on both sides of the carbon market;
- the offset of emissions from electricity, natural gas and LPG consumption, fleet emissions and air travel;
- businesses to monetise their carbon reductions;
- businesses to create innovative products and services by developing and delivering a wide range of "carbon offset" products for their customers; and
- extending the reach and impact of reduction opportunities by providing products and services for participating businesses' staff.

Origin Energy Limited ABN 30 000 051 696 • Level 21 Melbourne Central 360 Elizabeth Street Melbourne VIC 3000
GPO Box 186C Melbourne VIC 3001 • Telephone (03) 9652 5555 • Facsimile (03) 9652 5536 • www.originenergy.com.au

082-34934

Origin's Carbon Reduction Scheme can recognise a range of carbon reduction activities such as energy efficiency projects, renewable energy or low-emission generation, carbon sequestration and industrial abatement like fuel substitution.

It also provides customers with the certainty that all products on offer meet published and verified standards, particularly in ensuring that carbon credits are retired and cannot be used again.

Origin's Chief Operating Officer, Mrs Karen Moses said: "We can offer Australian business advice, products and services complemented by our expertise in managing the trading, accreditation and compliance aspects of mandatory carbon schemes. We see this as a significant step in encouraging Australian business towards broad-based voluntary carbon reduction."

"We encourage all organisations and individuals to think about what they can do to reduce their carbon footprint. As Australia's leading green energy provider, we are always looking for new ways to work together for a sustainable future." Mrs Moses said.

ENDS

Media contact:

Tony Wood
General Manager Public and Government Affairs
Telephone: 03 9652 5506
Mobile 0419 642 098

About Origin Energy: *With a history dating back 140 years, Origin Energy is a leading Australian ASX-listed energy company and participates in most segments of the energy supply chain, including natural gas and oil exploration and production; power generation; energy retailing and trading; and asset management services. Origin Energy currently supplies energy to more than 3 million Australian homes and businesses and employs over 3,200 people. Origin Energy is also the major shareholder in New Zealand's Contact Energy. In 2005-06 Origin's revenue was $5,950 million.*

Fact Sheet

Carbon Reduction Scheme

Scheme overview

Over the past 12 months the voluntary carbon market in Australia has grown exponentially. While there has been a surge in the number of carbon offset products available, there has been limited information regarding how the carbon credits supporting some of these products are assessed and how the carbon credits are managed to ensure they are not used again or double counted.

To address these concerns, Origin Energy has developed a Carbon Reduction Scheme (CRS). The CRS aims to:

- Encourage activities that reduce greenhouse gas emissions,
- Recognise the greenhouse gas emission reduction from those activities through the creation of carbon credits, and
- Enable the development of a range of carbon offset products and to ensure sufficient greenhouse gas emissions associated with those products have been reduced.

Origin's Carbon Reduction Scheme is designed to provide consumers with confidence that carbon credits created and carbon offset products sold through the CRS, meet transparent and independently verified standards.

Scheme operation - *How does this scheme work?*

The CRS is supported by a governance structure and set of rules. The CRS Governance Structure provides the framework and principles relating to eligible greenhouse gas reduction projects ("Eligible Abatement") and the development of carbon offset products. The CRS Rules define specific conditions relating to how and what carbon credits ("Verified Emission Reductions" or "VERs") can be created and mechanisms for ensuring VERs are taken out of circulation once they have been sold to consumers in the form of carbon offset products. There are currently four Rules addressing Compliance (Rule 1), Verification (Rule 2), Renewable and Low Emissions Generation (Rule 3), and other Emission Reduction Activities (Rule 4).

A number of voluntary and mandatory schemes and associated frameworks already exist to facilitate the reduction in greenhouse gas emissions and the uptake of renewable energy. The CRS has been designed to augment these schemes. In particular, the following sources are acknowledged;

- ISO 14064:2 and ISO 14064:3;
- The GHG Protocol for Project Accounting;
- The Gold Standard accredited emission reductions;
- The proposed IETA Voluntary Carbon Standard;
- The NSW Greenhouse Gas Abatement Scheme;
- The Australian Mandatory Renewable Energy Target; and
- The Australian Greenhouse Friendly™ Initiative.

The CRS is overseen by the CRS Steering Committee and supported by the CRS Administrator, who is responsible for managing the assessment, audit, reporting and compliance requirements of the scheme.

The CRS Steering Committee and CRS Administrator will initially be comprised of representatives from Origin Energy, however independent representation will be considered after an initial period of 12 months.

Scheme participants - *Who can participate?*

Participation in the CRS is voluntary. Any party carrying out activities which reduce greenhouse gas emissions and meet CRS Eligible Abatement requirements can seek accreditation as a CRS Accredited Abatement Provider in order to create Verified Emission Reductions.

Parties wishing to sell or provide carbon offset products can seek accreditation as a CRS Accredited Product Provider by submitting an application outlining the nature, scope and magnitude of the product's greenhouse gas emissions and offset those emissions using CRS approved Verified Emission Reductions.

Participation under both scenarios requires the party to enter into a contract with the CRS Scheme Administrator and agree to be bound by the CRS Rules.

All types of companies, organisations and individuals looking to reduce their greenhouse impact can purchase Origin CRS Accredited Products. We offer activity based offsets, such as car travel, product based offsets, such as gas or electricity, or carbon offset only products, which can be attributed to offsetting a portion of a company's emissions profile.

Sources of emission reductions - *What constitutes eligible abatement?*

The CRS provides a framework for recognizing greenhouse gas reductions from a range of activities and projects. Activities may create VERs if they result in lower greenhouse gas emissions than would have occurred in the absence of the project and are beyond measures required to meet legal or statutory requirements. The activities may take place in any geographical location as long as they are consistent with relevant local laws and regulations.

Projects which are eligible to create VERs include:

- Generation of electricity from renewable sources,
- sequestration from forests, as certified under the NSW Greenhouse Gas Abatement Scheme,
- Increasing the efficiency of energy use,
- Substitution of high emission fuel or energy sources with lower emissions fuel or energy sources,
- Direct reductions in emissions from industrial processes;
- deductions in fugitive emissions,
- Abatement of emissions from greenhouse gases otherwise destined for release into the atmosphere.

Projects will be excluded if they:

- Reduce the quality or scope of a service or product,
- Result in emissions being transferred to another location,
- Achieve abatement through the use of an energy source for which greenhouse gas emissions have already been wholly or partially offset (e.g. using Green Power),
- Lead to any significant adverse social or environmental outcome,
- Reduce emissions though generation of electricity from native wood waste,
- Result in abatement which cannot be verified to an acceptable standard.

Independence - *How is quality ensured?*

To ensure the integrity and credibility of the scheme, the CRS Governance Structure requires independent validation and verification of CRS Products, CRS Projects, Verified Emissions Reductions and Eligible Abatement.

Compliance - *How does the CRS demonstrate its claims?*

All CRS Accredited Product Providers must submit an annual Compliance Statement to the CRS Administrator, setting out the amount of CRS Product sold in the calendar year and the amount of greenhouse gas abatement required to offset the CRS Product emissions.

The CRS Administrator is responsible for ensuring that all Verified Emission Reductions relating to the CRS Products sold have been permanently retired or acquitted so that they cannot be re-used or double counted.

Public reporting

The CRS Administrator will prepare an annual CRS Public Report documenting whole of scheme compliance. An independent audit will be conducted by Ernst & Young to confirm that offsets have met the scheme's standards and principles, and that the amount of offsets undertaken or purchased, equals or exceeds the offset commitments made to CRS customers (measured in tonnes of CO2-e). A report by Ernst & Young will be publicly reported on our website.

Scheme structure and participants



CRS Steering Committee
Rule making, reporting, administering, making certification and approval decisions
CRS Administrator
Assess applications, verifications, make recommendations, administer VER Pool
CRS Accredited Product Providers
Commitment to offset CO2-e
Verified Emission Reduction Pool
CNS Approved Instruments (RECs, NGACs, GF etc)
CNS Accredited Abatement Providers
Commitment to offset CO2-e
VER trades to 3rd parties
Technical "retirement" of VERs
Eligible Activities
Renewable & Low Emission Generation
Other emission reduction activities
Customers
CRS Participant
Unverified Abatement
Verified Emission Reduction tradable commodity
Offset commitment

Context for this fact sheet

The CRS Administrator has prepared this Fact Sheet as a general overview of relevant parts of:

- The Carbon Reduction Scheme Governance Structure March 2007
- The Carbon Reduction Scheme Rules March 2007:
    - Compliance Rule (Rule 1)
    - Verification Framework (Rule 2)
    - Renewable & Low Emissions Generation (Rule 3)
    - Other Emissions Reduction Activities (Rule 4)

This Fact Sheet should not be relied upon as a substitute for legal advice, and is designed to be read in conjunction with the documents above.

082-34934

Origin energy

RECEIVED

2007 MAY 10 A 10:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	19 March 2007
From	Bill Hundy	Pages	9
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,400
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

082-34934

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$4.146826**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**5,400 - 13 March 2007** **20,000 - 19 March 2007**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**869,595,515**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13,888,400	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**N/A**
33	+Despatch date	**N/A**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

082-34934

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ____________________ Date: 19 March 2007
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.

082-34934

Origin energy

To	Company Announcements Office	Facsimile	1900 999 279
Company	Australian Stock Exchange Limited	Date	13 March 2007
From	Bill Hundy	Pages	3
Subject	**JINGEMIA 11 OIL DEVELOPMENT WELL UPDATE, ONSHORE PERTH BASIN, WESTERN AUSTRALIA**		

Please find attached an announcement detailing an update on the Jingemia 11 Oil Development Well.

Regards

Bill Hundy
Company Secretary

02 8345 5467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Lvl 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

Origin energy

ASX Release

13 March 2007

Jingemia 11 Oil Development Well Update, Onshore Perth Basin, Western Australia

Origin Energy provides the following update on the Jingemia 11 oil development well operated by its subsidiary Origin Energy Developments Pty Ltd.

Jingemia 11

Well type: Oil Development (onshore)

Location: Perth Basin, Western Australia (L14)

The Jingemia 11 surface location is approximately 60 metres west of the Jingemia 8 surface location.

Latitude: 29° 20' 20.28" S
Longitude: 114° 59' 18.91" E

Interests:

Origin Energy Developments Pty Ltd* (Operator)	49.189%
ARC Energy Ltd	44.141%
Victoria Petroleum Offshore Pty Ltd	5.000%
Norwest Energy NL	1.278%
Roc Oil Pty Ltd	0.250%
J.K. Geary	0.142%

* A wholly owned subsidiary of Origin Energy Limited

Objective:

Primary target: Dongara Sandstone
Proposed total depth: 2,614 metres measured depth

Progress and Status: The well commenced drilling on 28 February 2007 using the Century 18 drilling rig. 311 millimetre (12-1/4 inch) hole was drilled to 534 metres measured depth. 245 millimetre (9-5/8 inch) surface casing was set at 531 metres measured depth. 216 millimetre (8-1/2 inch) hole is currently being drilled toward a planned total depth at 2,614 metres measured depth in the Carynginia Formation.

The top of the objective Dongara Sandstone was intersected at 2,489 metres measured depth (2,349 metres true vertical depth subsea). At the top Dongara Sandstone level, Jingemia 11 is approximately 10 metres updip of the previous highest well on the field. Hydrocarbon indications recorded during drilling and preliminary interpretation of Logging While Drilling (LWD) logs indicate that the entire Dongara Sandstone reservoir which is approximately 31 metres thick, is likely to be oil-saturated in this well.

Origin Energy Limited ABN 30 000 051 696 • Level 45 Australia Square, 264-278 George Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 8345 5000 • Facsimile (02) 9252 1566 • www.originenergy.com.au

082-34934

At 06:00 hours WST today, the activity was drilling 216 millimetre (8-1/2 inch hole) at 2,528 metres measured depth in the Wagina Formation. The well will be drilled to the planned total depth at 2,614 metres measured depth and completed for connection to the Jingemia oil facility.

For further information contact:

Paul Zealand
General Manager – Oil and Gas Production
Origin Energy
Phone: (07) 3858 0681
Email: paul.zealand@upstream.originenergy.com.au

END